WILMINGTON
TRUST

2005 Annual Report

2005 AT A GLANCE

SOURCES OF REVENUE
IN 2005



Noninterest income: 50%
Net interest income: 50%

Net interest income after provision for loan losses. Noninterest income after amortization.

SOURCES OF NET INCOME
IN 2005



Affiliate Managers: 2%
Corporate Client Services: 9%
Wealth Advisory Services: 16%
Regional Banking: 73%

Superlative growth in Regional Banking, solid results from the advisory businesses, a favorable market interest rate environment, superior credit quality, and expense management combined to produce results for 2005 that were among the best in Wilmington Trust's history.

For the year ended December 31	2005	2004	(Increase/ decrease)
OPERATING RESULTS (in millions)			
Net interest income	$ 328.9	$ 294.4	11.7%
Provision for loan losses	(11.8)	(15.6)	(24.4)
Noninterest income	313.3	286.7	9.3
Noninterest expense	363.5	344.0	5.7
Net income	173.0	141.9	21.9
PER-SHARE DATA (in dollars)			
Net income per share (diluted)	$ 2.52	$ 2.09	20.6%
Dividends paid per share	$ 1.185	$ 1.125	5.3
AVERAGE BALANCES (in millions)			
Investment securities portfolio	$1,876.6	$1,868.5	0.4%
Loans	7,047.1	6,470.4	8.9
Reserve for loan losses	(90.9)	(90.3)	0.7
Earning assets	8,957.4	8,362.7	7.1
Total assets	9,798.6	9,124.0	7.4
Core deposits	4,866.6	4,553.7	6.9
Stockholders' equity	944.9	850.5	11.1
ASSETS UNDER MANAGEMENT (in billions)			
Wilmington Trust Company	$ 27.5	$ 26.5	3.8%
Cramer Rosenthal McGlynn	8.9	6.9	29.0
Roxbury Capital Management	3.3	3.1	6.5
Combined assets under management	39.7	36.5	8.8
STATISTICS AND RATIOS			
Return on average assets	1.77%	1.56%	
Return on average stockholders' equity	18.31%	16.68%	
Net interest margin (taxable equivalent)	3.71%	3.57%	
Staff members (full-time equivalent)	2,469	2,428	
Weighted average shares outstanding (in thousands, diluted)	68,570	67,755	

TO OUR SHAREHOLDERS

Wilmington Trust's financial performance for 2005 was among the best in our company's history:
- Net income for 2005 was $173 million, a 22% increase from 2004.
- Earnings per share (on a diluted basis) were $2.52, a 21% increase from 2004.

The last time we recorded double-digit growth in year-over-year earnings was 2000. The last time the increase was 20% or more was 1992.

A combination of business development and market dynamics produced these results:
- The Regional Banking business had an exceptional year, and loan balances exceeded $7 billion for the first time.
- The provision for loan losses was the lowest since 1994, and other credit quality measures were the strongest in recent memory.
- The Wealth Advisory Services (WAS) and Corporate Client Services (CCS) businesses generated record-high revenue.
- Expense growth was minimal – 6% opposite an 11% increase in total revenue.
- The rising market interest rate environment enabled us to reprice loans more rapidly than deposits.
- This pricing differential helped improve our net interest margin, which rose to 3.71%.

In other first-time milestones:
- Total assets topped $10 billion on a period-end basis.
- Core deposits exceeded $5 billion on a period-end basis.
- Stockholders' equity surpassed $1 billion on a period-end basis, and $900 million, on average.
- Our value-style affiliate investment manager, Cramer Rosenthal McGlynn, had its best year ever.

Our 2005 results reflect more than the effort we expended in one 12-month period. They reflect the cumulative effect of the investments we have made in recent years to position our company for future growth.

The practice of investing for the future is second nature to us. It is something our company's leaders have done consistently throughout our 102-year history.

At times, this approach has caused expense growth to outpace revenue growth, which is exactly what we experienced in 2004 and 2003. Because we manage for the long term, however, we believe in seizing opportunities to strengthen our company as they present themselves.

Since the start of the 21st century, we have invested for the future by making acquisitions, adding new capabilities, entering new markets, and – most importantly – attracting and retaining the best people to help our clients. In 2005, we reaped considerable return on these investments.



Ted T. Cecala
Chairman and Chief Executive Officer
Wilmington Trust

Our 2005 results reflect the cumulative effect of the acquisitions and investments we have made in recent years to add new capabilities, enter new markets, and – most importantly – attract and retain the best people.

Regional Banking had an exceptional year. Loan and core deposit balances reached all-time highs.

Wealth Advisory Services produced its fourth consecutive year of double-digit revenue increases.

Corporate Client Services saw a resurgence of capital markets activity in 2005.

Revenue from the affiliate money managers was bolstered by a record year at Cramer Rosenthal McGlynn.

TOTAL LOANS AND CORE DEPOSITS
(In billions, on average)



$8
6
4
2
0
$5.24
$5.69
$6.06
$6.47
$7.05
$3.68
$3.98
$4.36
$4.55
$4.87
2001
2002
2003
2004
2005
Total loans
Core deposits

ADVISORY REVENUE
(In millions)



$200
160
120
80
40
0
$109.6
$126.9
$140.4
$155.6
$172.1
$54.9
$64.3
$67.3
$71.6
$76.3
$20.5
$16.3
$3.0
$12.5
$17.5
2001
2002
2003
2004
2005
Wealth Advisory Services
Corporate Client Services
Affiliate money managers

DIVERSIFIED MIX OF REVENUE
(In millions)



$350
325
300
275
250
225
0
$317.1
$313.3
$286.7
$278.8
$264.2
$262.2
$255.5
$254.5
$239.0
$228.2
2001
2002
2003
2004
2005
Net interest income (after the provision)
Noninterest income (after amortization)

Executing against strategy

Our strategy is to:
- Invest in businesses that have the most potential for long-term growth or high operating profit margins;
- Be the market leader in each of our businesses; and
- Increase profitability without compromising our overall risk profile.

Following this strategy has helped us achieve consistent profitability and growth with low volatility, and stability across changing economic cycles. Key to our consistency is the diversity we seek between our two sources of revenue: net interest income, the majority of which is produced by the Regional Banking business, and noninterest income, most of which comes from our Wealth Advisory Services and Corporate Client Services businesses. In 2005, each source of revenue contributed approximately 50% of total revenue.

We see tremendous potential for long-term growth in all three of our businesses. In 2005, we continued to invest in each.

In Regional Banking, our investments were in people and offices. We enlarged our commercial banking footprint to include the Lehigh Valley area of eastern Pennsylvania; we opened a lending office in Mt. Laurel, New Jersey; and we added lending staff in our Baltimore and Bel Air, Maryland offices. In Pennsylvania, we expanded our office in Doylestown, renovated our office in West Chester; and broke ground on a new regional headquarters in Villanova.

In Delaware, we continued to be the market leader – with commercial loan balances, consumer loan balances, and deposit balances higher than those of any other full-service banking institution in the state (as reported by the Federal Deposit Insurance Corporation). To keep pace with Delaware's growing population, we opened new branch offices in Middletown and Newark, and we broke ground on new branch offices in Millville, Smyrna, and Rehoboth Beach.

In Corporate Client Services, our investments were mainly in adding capabilities. We entered the market for captive insurance management services by acquiring Charleston Captive Management Company, a firm in South Carolina, which is among the leading U.S. jurisdictions for captive insurance companies. Vermont is another, and we also opened an office in that state. We do not sell or underwrite the insurance. We perform administrative services similar to the entity management services we already provide.

Our investments in the Wealth Advisory business in 2005 were in people and our asset management capabilities. We added client advisors in several key markets; we added specialized portfolio management expertise; we launched seven new mutual funds; and we integrated all of our asset management activities into a single platform. This integration will help us deliver our investment strategies consistently – not just to WAS clients, but also to CCS and Regional Banking clients.

Maintaining a stable risk profile

In Regional Banking, one of our main risks is credit risk. As we have expanded the banking business, we have managed credit risk by growing organically – one loan at a time – rather than by acquiring other banks. In this way, we ensure that every loan in our portfolio is made using the same stringent underwriting criteria.

In 2005, our credit risk metrics were extraordinarily strong. Opposite our $7 billion loan portfolio, loan losses amounted to $10 million – the lowest since 1994. The net charge-off ratio was 14 basis points – the lowest since 1983. The percentage of loans rated "pass" in our internal risk rating analysis exceeded 97% for the first time in at least 10 years.

Another major risk in the banking business is interest rate risk. In 2005, we used loan and deposit pricing strategies, funding strategies, and the mix of instruments in our investment securities portfolio to help us manage interest rate risk. Thanks in large part to the rising interest rate environment, our efforts produced the highest net interest margin since 2003.

Technology spawned in the Information Age has helped us enhance client service and improve efficiency, but it also has added an element of risk. Sadly, the same technology we employ for our benefit can be used to our detriment – by intruders seeking to circumvent laws or steal client information. We continue to place utmost importance on taking every step possible to safeguard our clients and our company.

Transitions

In December 2005, we welcomed Susan D. Whiting to our Board of Directors. Susan is president and chief executive officer of Nielsen Media Research and executive vice president, VNU Media Measurement & Information. She has more than 27 years of experience in management, marketing, information systems, and business development. She has spent most of her career at Nielsen, a well-known provider of television audience measurement services.

Susan is one of the most recognized and respected executives in the market research industry. She adds a unique perspective to our strategic thinking, and her knowledge complements the vast and diverse expertise already represented on our Board.

In August 2005, we bade farewell to Bernard J. Taylor II, Wilmington Trust's chairman and chief executive officer from 1980 until 1992, and a director until 1998. Illness took Barney's life, but not his legacy. He navigated Wilmington Trust through a period of pivotal and unprecedented change – and helped make our company the successful, solid institution it is today.

Barney's greatest contribution was the talent he cultivated. Many current and former staff members, myself included, consider him an invaluable mentor. His memory lives on in us.

Between 2004 and 2005:
- Total revenue rose 11%
- Headcount rose 2%

INCOME VS. STAFF GROWTH
(Dollar amounts in millions)



$700
600
500
400
300
200
100
0
5,000
4,200
3,400
2,600
1,800
1,000
$486.9
$538.7
$541.3
$581.1
$642.2
2,316
2,361
2,307
2,428
2,469
2001
2002
2003
2004
2005
Net interest and noninterest income
(before the provision for loan losses)
Staff members (full-time equivalent)

Net income per staff member in 2004: $58,400

Net income per staff member in 2005: $70,100

EPS AND DIVIDENDS
(In dollars)



$3.0
2.5
2.0
1.5
1.0
0.5
0
$1.90
$2.01
$2.02
$2.09
$2.52
$0.945
$1.005
$1.065
$1.125
$1.185
2001
2002
2003
2004
2005
Earnings per share (diluted)
Dividends paid

According to Mergent, Inc.'s *Dividend Achievers,* only 118 of the 10,000 companies trading on North American exchanges – including Wilmington Trust – have raised their dividends for 24 or more consecutive years.

Acknowledgements

Nothing we achieved in 2005 would have happened without the tireless dedication of our Board of Directors and our staff, and I would like to acknowledge their efforts.

In this post-Enron world, complex corporate governance rules and regulatory requirements have made corporate directorships more demanding, time-consuming, and rigorous. We are fortunate to have directors who fulfill their responsibilities with diligence, scrutiny, and integrity. They hold us to the highest standards of conduct, and we benefit greatly from their advice and counsel.

As for our staff – quite simply, they are the best in the business. It is my great fortune to work with such talented and inspiring people on a daily basis. They comprise our single most important competitive distinction. Their contributions – individually and collectively – make it possible for us to succeed.

I also would like to acknowledge a third group of people – our shareholders – for their continued confidence in our ability to create shareholder value. One way we create shareholder value is by paying cash dividends. In 2005, we raised our cash dividend from $1.14 per share to $1.20 per share (on an annualized basis). This marked the 24th consecutive year that we have increased the dividend.

The whole is greater than the sum of its parts

Singularly, each of our three businesses performed well in 2005, but their real value to our company lies in the combination of their contributions.

Each business provides different kinds of services, has a different geographic scope, and serves different kinds of clients – but they share three important attributes:

- Each is based on the importance of client relationships.
- Each is concentrated on attractive, growing market segments.
- Each has tremendous potential for growth.

Together, they offer a level of diversification that removes a degree of volatility from our financial performance. By focusing on these three businesses – and on relationships with clients – we look forward to producing consistent profitability and growth, with low volatility, in the years to come.



Ted T. Cecala
Chairman and Chief Executive Officer

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our mission:
To help our clients succeed.

Our driving force:
Sustainable earnings growth and consistent profitability with low volatility.

Our strategy:
To deliver consistent results by:
- Investing in businesses that have the most potential for long-term growth or high operating profit margins
- Being the market leader in each of our businesses
- Increasing profitability without compromising our overall risk profile

We seek long-term relationships with our clients and long-term growth for our company.

Key performance indicators:
- Net income growth
- Growth in loan and deposit balances
- Revenue growth
- Managed expense growth
- A rising or stable net interest margin
- A low net charge-off ratio
- Capital strength (as measured by high capital ratios and growth in stockholders' equity)

About Wilmington Trust

We have been in the business of building long-term relationships with clients, and creating long-term value for shareholders, since 1903. Through our three businesses – Regional Banking, Corporate Client Services, and Wealth Advisory Services – we help clients grow and preserve their wealth.

Each of our businesses provides different kinds of services, has a different geographic scope, and targets specific kinds of clients. What they share is a common focus on client relationships.

REGIONAL BANKING
- Commercial banking in the Delaware Valley region from Princeton, New Jersey, to Baltimore, Maryland
- Focus on family-owned and closely held businesses with up to $250 million in annual sales
- Commercial banking services integrated with wealth management services
- Four offices in the Philadelphia area and two in the Baltimore area
- Retail and consumer banking activities concentrated in the state of Delaware
- 46 branches in Delaware – more than any other full-service banking institution in the state

CORPORATE CLIENT SERVICES
- International client base
- Trust and agency services that support capital markets transactions
- Entity management services that help clients leverage legal and tax advantages in preferred jurisdictions
- Services that fulfill trustee and custody requirements for retirement plans
- Offices in Delaware, Nevada, New York, South Carolina, Vermont, Cayman Islands, Channel Islands, Ireland, and London

WEALTH ADVISORY SERVICES
- Clients throughout the United States and in 22 other countries
- Comprehensive planning that helps clients grow, protect, and transfer wealth across multiple generations
- Combination of in-house and independent investment advice
- Focus on clients with a net worth of $10 million or more
- Offices in California, Delaware, Florida, Georgia, Maryland, New York, and Pennsylvania

Because we actively seek to deepen client relationships to the fullest extent possible, each of these businesses uses services from the other two. Collectively, they generate a balanced and diversified revenue stream that has helped us produce consistent growth and consistent profitability, with low volatility, throughout 102 years of economic cycles.

We are able to generate consistent results because we:
- Are not reliant on a single source of revenue;
- Manage risk conservatively; and
- Regularly invest our capital for future growth.

In the pages that follow, we discuss our performance in 2005 and the steps we took to advance our strategy of:

- Investing in businesses that have the most potential for long-term growth or high operating profit margins;
- Being the market leader in each of our businesses; and
- Increasing profitability without compromising our overall risk profile.

Summary of financial performance

Superlative growth in Regional Banking, solid results from the advisory businesses, a favorable market interest rate environment, superior credit quality, and expense management combined to produce results for 2005 that were among the best in Wilmington Trust's history. Our year-over-year growth rate was the highest since 1992.

Net income for 2005 was $173.0 million – 22% higher than for 2004. Earnings per share (on a diluted basis) for 2005 were $2.52 – 21% more than for 2004.

In addition to producing record-high net income, we achieved several other milestones in 2005:

- On a period-end basis, total assets exceeded $10 billion for the first time.
- Loan balances exceeded $7 billion for the first time, on both a period-end and average-balance basis.
- On a period-end basis, core deposit balances exceeded $5 billion for the first time.
- The percentage of pass-rated loans in our internal risk rating analysis topped 97% for the first time in at least 10 years.
- Net charge-offs and the provision for loan losses were among the lowest in our history.
- Stockholders' equity surpassed $1 billion for the first time on a period-end basis, and $900 million for the first time on an average-balance basis.

These results produced increases in the return on average stockholders' equity and the return on average assets. They also enabled us to raise our cash dividend for the 24th consecutive year.

Here are other 2005 highlights:

- In the Regional Banking business, we opened one new branch and broke ground on three more in Delaware; began construction of a new regional headquarters in Pennsylvania and expanded two other offices in that state; opened a lending office in Mt. Laurel, New Jersey; and completed our first full year of having a banking presence in Baltimore and northeast Maryland. We added 63 ATMs during the year, which brought our total number of ATMs to 230.
- In the Wealth Advisory Services business, we integrated all of our asset management activities into a single investment platform; strengthened our investment management staff; incorporated new products into our investment offerings; and launched seven new mutual funds.

While the calendar ascribes these results to one calendar year, our success in 2005 is the cumulative result of the acquisitions and investments we have made in recent years to strengthen our company, open new locations, create new products, and – most importantly – attract and retain high-quality staff to execute our business plan.

NET INCOME
(In millions)



$200
160
120
80
40
0
$125.2
$133.2
$134.4
$141.9
$173.0
2001
2002
2003
2004
2005

RETURN TRENDS

For the year ended December 31	2005	2004	2003
Return on:			
Average stockholders' equity	18.31%	16.68%	17.46%
Average assets	1.77%	1.56%	1.58%

Throughout this report, we discuss changes to assets and liabilities on an average-balance basis, because we believe average balances are more relevant than period-end balances as indicators of business trends.

The factors that caused average balances to change were also the main factors that caused period-end balances to change.

EFFICIENCY RATIOS

Efficiency ratio	2005	2004	2003
Regional Banking	41.76%	44.21%	44.80%
Corporate Client Services	74.45%	73.35%	65.68%
Wealth Advisory Services	77.08%	80.65%	75.47%
Wilmington Trust consolidated	56.26%	58.74%	57.13%

The efficiency ratio is a measure of productivity that expresses our costs as a percentage of revenue.

Our efficiency ratio for 2005 shows that we spent slightly more than 56 cents for every dollar of revenue we generated, down from almost 59 cents in 2004.

TOTAL ASSETS AND EARNING ASSETS
(In billions, on average)



$12
10
8
6
4
2
0
$7.23
$7.66
$8.53
$9.12
$9.80
$6.61
$7.01
$7.83
$8.36
$8.96
2001
2002
2003
2004
2005
Total assets
Earning assets

LOANS AS A PERCENTAGE OF ASSETS

At December 31	2005	2004	2003
Loans as a percentage of earning assets	79%	78%	77%
Loans as a percentage of total assets	72%	71%	71%
Total loans (in millions)	$7,397.7	$6,763.0	$6,225.3

- In the Corporate Client Services business, we entered the market for captive insurance management services by acquiring Charleston Captive Management Company, a provider in South Carolina, and by opening an office in Vermont.
- We enhanced our Bank Secrecy Act, anti-money laundering, and Sarbanes-Oxley Act compliance efforts by making software improvements and centralizing oversight.

On a consolidated basis, our efficiency ratio improved from 58.71% for 2004 to 56.26% for 2005. Our Regional Banking business continued to be highly efficient, with an efficiency ratio lower than those of 12 peer banks we reviewed. The Wealth Advisory and Corporate Client Services efficiency ratios were in line with those of eight fee-oriented peers we reviewed.

BALANCE SHEET REVIEW

Loan growth was the main cause of the 2005 increase in earning assets and in total assets, and loans continued to comprise the majority of our assets. Compared with 2004, loan balances for 2005 were 9% higher on a period-end basis and average-balance basis. Changes in the reserve for loan losses reflected credit quality and loan growth.

Most of our liabilities were deposits. Compared with 2004, deposit balances for 2005 were 6% higher on a period-end basis, and 9% higher on an average-balance basis.

Core deposits – deposits from clients – comprised the majority of total deposits. Compared with 2004, core deposit balances were 1% higher on a period-end basis, and 7% higher on an average-balance basis.

Deposits and liabilities

At December 31	2005	2004	2003
Core deposits as a percentage of total deposits	69%	73%	71%
National CDs as a percentage of total deposits	31%	27%	29%
Total deposits (in millions)	$7,289.2	$6,871.9	$6,577.2
Total deposits as a percentage of liabilities	79%	80%	82%
Total liabilities (in millions)	$9,214.9	$8,604.8	$8,019.2

In 2005, core deposits declined as a percentage of total deposits because we make loans in four states in the Delaware Valley region, while we gather deposits mainly in Delaware – the smallest of those four states. As a result, loan growth outpaced deposit growth.

Loan growth vs. deposit growth

(Average balances)	2005 vs. 2004	2004 vs. 2003
Loan growth	9%	7%
Core deposit growth	7%	5%

We discuss loan and deposit growth in more detail in the section on Regional Banking, which begins on page 13 of this report.

INCOME STATEMENT REVIEW

We have two primary sources of income:

- Net interest income, which is generated mainly by the Regional Banking business.
- Noninterest income, which is generated mainly by the advisory businesses (Wealth Advisory Services, Corporate Client Services, and the affiliate money managers).

Revenue and expenses

As of December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Net interest income (after the loan loss provision)	$317.1	$278.8	$255.5	13.7%	9.1%
Noninterest income (after amortization)	$313.3	$286.7	$264.2	9.3%	8.5%
Total revenue	$630.4	$565.5	$519.7	11.5%	8.8%
Noninterest expenses	$363.5	$344.0	$312.0	5.7%	10.3%

Our sources of income were evenly balanced in 2005, with net interest income and noninterest income each contributing 50% of total revenue. The percentage contributions were similar for 2004 and 2003.

The year 2004 was a year of considerable expansion, which caused expenses to rise. Expense growth for 2004 outpaced revenue growth.

In 2005, those expansion investments – and those we made prior to 2004 – generated positive returns. Revenue growth in 2005 far outpaced expense growth. Opposite the 11% increase in total revenue for 2005, total noninterest expenses rose only 6%.

Factors in net interest income

As of December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Total loans	$7,397.7	$6,763.3	$6,225.3	9.4%	8.6%
Core deposits	$5,060.6	$4,987.6	$4,677.2	1.5%	6.6%
Net interest income (before the loan loss provision)	$ 328.9	$ 294.4	$ 277.1	11.7%	6.2%
Net interest margin	3.71%	3.57%	3.60%	3.9%	(0.8)%
Loan loss provision	$ (11.8)	$ (15.6)	$ (21.6)	(24.4)%	(27.8)%

Net interest income was higher for 2005 than for 2004 mainly because:

- We continued to develop business with new and existing Regional Banking clients, and loan and deposit balances increased.

Having a diversified and balanced mix of revenue helps us produce consistent results across a range of economic cycles.

Total revenue was 11% higher for 2005 than for 2004.

In comparison, expenses were only 6% higher for 2005 than for 2004.

NET INTEREST MARGIN


5%
4
3
2
1
0
4.02%
4.02%
3.60%
3.57%
3.71%
2001
2002
2003
2004
2005

The net interest margin is the difference between the yield we earn on assets such as loans and investments, and the rate we pay on liabilities such as deposits and other sources of funds.

Changes in the net interest margin offer one measure of interest rate risk management.

- The market interest rate environment was favorable, as the Federal Reserve raised short-term rates eight times during 2005.
- Our loan yields kept pace with the short-term rate increases, but the pressure on deposit pricing was much more modest.
- With loan repricing outpacing deposit repricing, we remained asset sensitive, and the net interest margin rose to 3.71%.

Credit quality was another factor in the net interest income growth. Because credit quality was so strong, the provision for loan losses was among the lowest in our company's history. Net charge-offs for 2005 amounted to $10.1 million, and the net charge-off ratio was 14 basis points.

Between 2003 and 2004, the decrease in the net interest margin reflected the interest rate environment. In June 2003, after several years of declines, short-term rates fell to their lowest levels since 1958. Rates did not begin to rise until June 2004.

Advisory business income

As of December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Wealth Advisory Services	$172.1	$155.6	$140.4	10.6%	10.8%
Corporate Client Services	$ 76.3	$ 71.6	$ 67.3	6.6%	6.4%
Affiliate managers	$ 17.5	$ 12.5	$ 3.0	40.0%	316.6%
Total advisory business income	$265.9	$239.7	$210.7	10.9%	13.8%

Most of the increases in Wealth Advisory revenue were from trust and investment advisory services, which are priced according to the market valuations of assets in client portfolios. Business development was more of a factor in the 2005 growth than market appreciation. Trust and investment advisory income was 11% higher for 2005 than for 2004. In comparison, the corresponding increase in the S&P 500 was only 3%. We regard the S&P 500 as a good proxy for the equity investments in client portfolios.

The Corporate Client Services business experienced some slowness during the first part of 2005, but rebounded in the second half of the year. This was due largely to a resurgence of activity in the capital markets industry after a period of prolonged weakness. The entity management and retirement services components of the Corporate Client business also recorded income for 2005 that was higher than for 2004.

Most of the 2005 increase in income from the affiliate managers came from value-style manager Cramer Rosenthal McGlynn, which had the best year in its history. The jump in affiliate manager income between 2003 and 2004 reflected the return to profitability in 2004 of growth-style manager Roxbury Capital Management.

For more information on Wealth Advisory Services, Corporate Client Services, and the affiliate money managers, please refer to the sections devoted to each in this report.

Other income

As of December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Service charges	$28.1	$31.4	$32.3	(10.5)%	(2.8)%
Other income	$22.5	$18.6	$22.2	21.0%	(16.2)%
Securities gains/(losses)	$ 0.8	$ (0.5)	$ 0.7	–	–

The three-year trend in income from service charges reflected two marketplace dynamics:

- The volume of transactions that typically generate fees, such as ATM transactions, decreased. ATM transaction volumes were 3% lower for 2005 than for 2004.
- Earnings credits were higher, due to the rising interest rate environment. Earnings credits are amounts based on average deposit balances that commercial depositors may use to offset account fees.

Other income for 2005 included approximately $2 million of gains from executive life insurance policies. We invest in life insurance contracts to fund future obligations of our supplemental executive retirement plan, which is detailed in Note 17, "Pension and other postretirement benefits," which begins on page 78 of this report.

The securities loss we recorded for 2004 was the net effect of a $1.6 million pre-tax, non-cash write-down of Fannie Mae and Freddie Mac perpetual preferred stocks in our investment securities portfolio.

Expenses

Because we focus so heavily on client relationships, the costs of staffing our company represent the majority of our noninterest expenses. At year-end 2005, we had 2,469 staff members (full-time equivalent). This was 41 more staff members than at year-end 2004, and 162 more than at year-end 2003.

Each of the contributors to advisory income continued to record revenue that was higher than for the previous year.

This three-year revenue trend demonstrated how the acquisition and expansion investments we have made in these businesses continued to accelerate momentum.

NONINTEREST EXPENSES
(In millions)



$500
400
300
200
100
0
$276.9
$309.9
$312.0
$344.0
$363.5
2001
2002
2003
2004
2005

During 2005, most of our staff additions were in the Regional Banking and Wealth Advisory businesses.

During 2004, we added staff in every department of our company, and in every market where we have a physical presence.

Grant Tani Barash & Altman (GTBA), the Beverly Hills-based business management firm we acquired in October 2004, accounted for 42 of the staff members added in 2004.

Employment benefits, including pension and health care costs, accounted for almost half of the 2005 increase in staffing-related expenses.

Most of the increase in staffing-related costs between 2003 and 2004 was in salaries and wages, and reflected the staff additions we made during 2004.

Noninterest expenses

As of December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Staffing-related expenses	$218.4	$204.7	$186.5	6.7%	9.8%
Occupancy	$ 22.4	$ 21.2	$ 20.6	5.7%	2.9%
Furniture, equipment, and supplies	$ 34.7	$ 32.1	$ 28.2	8.1%	13.8%
Advertising and contributions	$ 9.1	$ 8.5	$ 8.0	7.1%	6.3%
Servicing and consulting	$ 10.2	$ 11.6	$ 10.2	(12.1)%	13.7%
Subadvisor expense	$ 9.4	$ 9.5	$ 6.1	(1.1)%	55.7%
Travel, entertainment, and training	$ 8.8	$ 8.7	$ 6.9	1.1%	26.1%
Originating and processing fees	$ 10.5	$ 9.0	$ 7.8	16.7%	15.4%
Other noninterest expense	$ 40.0	$ 38.7	$ 37.7	3.4%	2.7%
Total noninterest expense	$363.5	$344.0	$312.0	5.7%	10.3%
Income tax expense	$ 93.6	$ 78.7	$ 72.2	18.9%	9.0%
Headcount (full-time equivalent)	2,469	2,428	2,307	1.7%	5.2%

Staffing-related expenses – salaries, incentives, and employment benefits – comprised 60% of total noninterest expenses, and accounted for 70% of the increase in total noninterest expenses, for 2005. Staffing-related expenses also accounted for 60% of total noninterest expenses for 2004 and 2003.

Some of the investments we made in 2004 to expand, open new offices, and improve technology contributed to higher expenses for 2004 and 2005, since 2005 was the first year in which we recorded these expenses for a full 12 months.

This was true for occupancy as well as furniture, equipment, and supplies expense. In 2004, we increased our office space in New York and we opened new offices in Maryland and Ireland.

We also completed several major technology projects during 2004: We converted our trust accounting system to a third-party provider; we installed a new desktop operating system company-wide; and we introduced a new personal online banking system. These projects increased our depreciation costs, which are recorded in the furniture, equipment, and supplies category of expenses.

These technology projects were also the main factors in the 2004 increases in travel, entertainment, and training expenses – because they necessitated additional training – and in originating and processing fees. For 2005, originating and processing fees rose because costs associated with loan originations, filings, and check processing were higher.

In servicing and consulting costs, the increase in 2004 – and subsequent decrease in 2005 – reflected the impact on our expenses of complying with Section 404 of the Sarbanes-Oxley Act. In 2004, we spent approximately $1.9 million for independent audit and consulting services for Sarbanes-Oxley compliance. In comparison, the 2005 amount was approximately $1 million.

Subadvisor expense represents the fees we pay to third-party investment managers. Changes in this category of expenses typically reflect Wealth Advisory client demand for open architecture investment consulting services.

The amount of subadvisor expense recorded for 2005 included a one-time credit of approximately $1 million, which occurred as a result of account reconciliations we made in the process of consolidating subadvisor expense onto a single platform. Absent this credit, subadvisor expense for 2005 would have been $1 million higher.

Other noninterest expense for 2005 included approximately $1 million of costs associated with product development. Absent this amount, other noninterest expense for 2005 would have been approximately $1 million lower.

Keeping investors informed about our company is vitally important to us. On the following pages, we compare 2005 results with those of years past. Our comments in this report represent our best estimates of the trends we know about, the trends we anticipate, and the trends we believe are relevant to future operations. Actual results, however, may differ from our estimates.

The Regional Banking business

The Regional Banking business set new records and established new benchmarks in 2005:

- Loan balances, on average, topped $7 billion for the first time.
- Period-end core deposit balances surpassed $5 billion for the first time.
- Net interest income, after the provision for loan losses, exceeded $300 million for the first time.
- The net charge-off ratio and the provision for loan losses were among the lowest in our history.
- More than 97% of our loans outstanding received "pass" ratings in our internal credit risk analysis – the highest percentage in at least 10 years.

These achievements were the result of continued expansion, new product introductions, disciplined underwriting standards, and our focus on client relationships.

Loan balances, on average, for 2005 were 9% higher than for 2004, and 2004 balances were 7% higher than for 2003. For 2005:

- Commercial loans accounted for approximately 69% of the total loan growth.
- Commercial loan balances, on average, were 9% higher than for 2004, and retail loan balances were 8% higher.
- Approximately 80% of the growth in total loans came from Delaware.

The trend of increases in income tax expense reflected the fact that our pre-tax income rose, and that a larger percentage of our pre-tax income was generated in states with comparatively higher tax rates.

Major factors behind the 2005 increase in income taxes were the GTBA acquisition and the results at Cramer Rosenthal McGlynn, our value-style affiliate money manager.

The Regional Banking business generated approximately:

- 86% of total loans,
- 94% of core deposits,
- 92% of net interest income,
- 41% of expenses,
- 73% of net income, and
- $1.85 of earnings per share of our total 2005 results.

LOAN GROWTH
(Average balances, in millions)



$6,000
4,800
3,600
2,400
1,200
0
$3,048.1
$3,452.0
$3,865.8
$4,274.8
$4,673.5
$2,187.2
$2,239.3
$2,194.2
$2,195.6
$2,373.6
2001
2002
2003
2004
2005
Commercial loans
Retail loans

The Regional Banking business consists of commercial banking and retail banking.

"Commercial banking" refers to services we provide to business enterprises and other types of organizations.

"Retail banking" refers to the services we provide for individuals and families.

Delaware Valley Region


Lehigh Valley
Princeton
Philadelphia
Wilmington
Bel Air
Baltimore
Dover
Washington, D.C.
Georgetown
Salisbury
Ocean City

We conduct commercial banking activities in Delaware and surrounding areas, including eastern Pennsylvania, central and southern New Jersey, northeastern Maryland, and the Baltimore-Washington area.

We concentrate our retail banking services in our home state of Delaware, where we:
- Make most of our consumer loans
- Originate most of our residential mortgages
- Gather most of our core deposits
- Have 46 branches – more than any other bank

According to the Federal Deposit Insurance Corporation's *2005 Market Share Report,* we have the:
- Highest commercial loan balances
- Highest consumer loan balances
- Highest deposit balances of any full-service financial institution in Delaware

- Balances from the southeastern Pennsylvania market accounted for approximately 20% of the total loan growth and approximately 22% of the total loan portfolio.

The health of the region's broadly diversified economy was a key factor in our loan growth and credit quality. More information about the regional economy is in the section on "Economic risk," which begins on page 41 of this report.

Regional Banking key performance indicators

As of December 31 (average balances, in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Total loans	$7,047.1	$6,470.4	$6,060.0	8.9%	6.8%
Pennsylvania market loans	$1,525.7	$1,408.2	$1,238.1	8.3%	13.7%
Core deposits	$4,866.6	$4,553.7	$4,356.2	6.9%	4.5%

Regional Banking profitability

For the year ended December 31 (dollar amounts in millions)	2005	2004	2003
Net interest income	$ 303.8	$ 266.9	$ 247.9
Provision for loan losses	(11.2)	(15.5)	(20.7)
Noninterest income	51.2	49.5	55.5
Noninterest expense	(149.7)	(141.6)	(137.7)
Income before taxes and minority interest	194.1	159.3	145.0
Taxes and minority interest	(67.2)	(55.3)	(50.4)
Net income	$ 126.9	$ 104.0	$ 94.6
Efficiency ratio	41.76%	44.21%	44.80%

Loan balances have risen every quarter since the second quarter of 2001; the 2005 fourth quarter was our 19th consecutive quarter of loan growth. Our loan growth is consistent because we:
- Continue to develop more business in Delaware, where we are the market leader in commercial and consumer banking;
- Continue to develop more commercial banking business from our four sales offices in southeastern Pennsylvania;
- Are replicating our successful Pennsylvania business model, which teams commercial bankers with private client advisors, in Maryland; and
- Are expanding north from Philadelphia into the eastern Lehigh Valley and across the Delaware River into central and southern New Jersey.

We are handling much of the Lehigh Valley and New Jersey expansion from Doylestown, Pennsylvania, which is just west of Princeton, New Jersey. In 2005, we moved into new offices in Doylestown and increased our square footage there by nearly 50%. We also opened a lending office in Mt. Laurel, New Jersey.

In 2005 expansion activities in Pennsylvania, we renovated our branch in West Chester and began construction of a new regional headquarters in Villanova.

In Maryland, we enhanced our commercial banking presence by adding staff in our Baltimore and Bel Air offices. Bel Air is halfway between Baltimore and our Wilmington headquarters; it is at the center of one of the most rapidly growing parts of Maryland; and it is a growing source of commercial and consumer loans to auto dealers and their customers.

In Delaware, we opened two new branches in the fast-growing Middletown and Newark areas. We broke ground on new branches in Smyrna and Millville, two other parts of the state where the population is growing. We also began construction of a building in downtown Rehoboth Beach that will replace our existing branch there.

COMMERCIAL BANKING

Commercial loan balances rose nearly $400 million, on average, in 2005. All three categories of commercial loans recorded increases. Most of the commercial loan growth came from Delaware, while the Pennsylvania market contributed approximately 28% of the increase.

Commercial loan balances

As of December 31 (average balances, in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Commercial, financial, and agricultural	$2,506.1	$2,374.4	$2,209.3	5.5%	7.5%
Real estate – construction	916.5	731.8	612.4	25.2%	19.5%
Commercial mortgage	1,250.9	1,168.6	1,044.1	7.0%	11.9%
Total commercial loans	$4,673.5	$4,274.8	$3,865.8	9.3%	10.6%

The category of commercial loans called commercial, financial, and agricultural loans comprised more than half of total commercial loan balances for 2005, and contributed one-third of the growth in the commercial portfolio overall. These loans were for a variety of projects throughout the Delaware Valley region, and were the result of business development with new as well as existing clients.

Transportation companies and suppliers of building and infrastructure materials were among the contributors to the growth in this category of commercial loans. These borrowings were largely for working capital and new equipment.

The category of loans called commercial real estate/construction (CRE) loans represented the smallest percentage of commercial loans, but accounted

Bank mergers throughout our Regional Banking footprint have made Wilmington Trust one of the few remaining locally headquartered financial institutions.

This is a competitive advantage for us, because our clients appreciate knowing we live and work alongside them, and they value having the easy access to decision-makers that proximity provides.

We target our commercial banking services to closely held and family-owned businesses with up to $250 million in annual sales, because:

- These clients place high value on our relationship management focus
- These clients are more likely to need the combination of banking and wealth advisory services in which we specialize
- This market segment – also called middle-market businesses – is growing in our region

MIDDLE-MARKET GROWTH OPPORTUNITIES

Number of middle-market businesses	
Delaware	728
Philadelphia metropolitan area	4,144
Baltimore metropolitan area	3,786
Total	8,658

Source: Dun & Bradstreet 2005

Delaware's population is growing because people like its convenient mid-Atlantic location, proximity to major metropolitan areas, and favorable tax environment compared to surrounding states.

According to the U.S. Census Bureau, Delaware is:
- The ninth fastest growing state in the country
- The seventh most popular state for permanent residents aged 65 and older

Commercial real estate/construction and mortgage loans (as of December 31, 2005)

Loan status	
Construction	43%
Permanent	19%
Owner occupied	23%
Interim	7%
Other	8%

Loan project type	
Residential tract	37%
Owner occupied	23%
Retail	10%
Office	4%
Other	26%

Geographic location	
Delaware	63%
Pennsylvania	21%
Maryland	10%
New Jersey	5%
Other	1%

Most of the residential construction projects we fund are for primary residences. We avoid speculative real estate projects.

Net charge-offs of CRE loans have been zero in each of the last three years.

for almost half of the 2005 growth in the commercial portfolio overall. CRE balances, on average, were 25% higher for 2005 than for 2004. The growth in CRE balances reflected demand for housing and related services due to population increases, especially in Delaware.

Approximately 80% of the CRE loans booked in 2005 were for housing. The next largest concentrations of new CRE loans were for retail projects and automotive dealerships, each of which accounted for approximately 4% of CRE loans booked in 2005. Other CRE loans booked in 2005 were for light industrial, recreation, and office projects.

Of the CRE loans booked in 2005:
- Approximately 60% were for projects in Delaware;
- Approximately 20% were from the Pennsylvania market, including the metropolitan Philadelphia area and the Lehigh Valley; and
- Approximately 12% were from central and southern New Jersey.

Of the new CRE loans booked in Delaware, approximately two-thirds were for projects in the state's two southern counties, where most of the population growth is occurring. Most of these loans were for residential tract housing developments.

On a combined basis, CRE and commercial mortgage loans accounted for 33% of total loans outstanding at December 31, 2005. The largest concentrations in these combined portfolios were in construction loans for residential tract developments in Delaware.

The vast majority of our CRE loan clients are Delaware Valley-based developers who have extensive track records across varying market cycles and high degrees of personal liquidity, and with whom we have long-standing relationships. Our CRE underwriting standards are stringent, and we apply them consistently:
- Our target CRE loan size is $1 million to $10 million, and our per-project limit is $15 million on CRE loans.
- Our maximum loan-to-value requirements are 65% on unimproved land; 75% on land development; and 80% on residential construction and income property loans.
- Term maximums are two years on unimproved land and three years on development loans. This means that approximately one-third of all residential project loans outstanding are repaid in any given year.

For more information about our CRE credit quality, please refer to the section on credit risk that begins on page 32 of this report.

RETAIL BANKING

On average, retail loan balances rose 8% in 2005 – a higher rate of growth than in 2004. Core deposit balances were 7% higher, on average, than for 2004.

This growth was largely the result of new product additions and marketing campaigns targeted to specific client segments. In 2005, we:

- Made several account enhancements, including free checking and improved online services.
- Introduced the "Ultraline" combination residential mortgage/home equity line of credit product.
- Conducted promotional pricing programs on a variety of loan, deposit, and reward-based products.

We earned accolades from:

- *Delaware Today* magazine's Reader's Choice Awards, which named us best bank in the state.
- *Metropolitan Magazine*, a publication that serves the southern part of the Delmarva peninsula, which named us best bank in southern Delaware.

Retail loan balances

As of December 31 (average balances, in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Consumer loans	$1,329.3	$1,134.1	$1,037.9	17.2%	9.3%
Residential mortgage loans	438.6	453.8	585.2	(3.3)%	(22.4)%
Loans secured with liquid collateral	605.7	607.7	571.1	(0.3)%	6.4%
Total retail loans	$2,373.6	$2,195.6	$2,194.2	8.1%	0.1%

All of our 2005 retail loan growth occurred in the category called consumer loans. Consumer loan balances were 17% higher, on average, than for 2004. Consumer loans consist of indirect loans, home equity loans, credit card loans, and other types of loans to individuals.

In 2005, we:

- Added 52 ATMs in Delaware and New Jersey
- Added Spanish language capabilities to our ATM network
- Remained the only bank in Delaware with ATMs that can cash checks to the penny
- Had more branches with Saturday hours than any other bank in Delaware

Retail loans comprise three categories of loans to individuals:

- Residential mortgage loans
- Consumer loans
- Loans secured with liquid collateral

Indirect loans are loans that involve three parties: a merchant who offers its customers financing; a borrower who obtains financing; and a financial institution that provides the financing.

Most of our indirect loans are for auto loans we make through auto dealers.

We specialize in relationships with auto dealers throughout our Regional Banking footprint. We provide commercial loans for dealer inventories as well as indirect loans for their customers.

We make most of our residential mortgage and consumer loans in Delaware.

Selling fixed rate residential mortgages into the secondary market helps us minimize the interest rate risk associated with instruments that typically have maturities of 15 or 30 years.

Most of the loans secured with liquid collateral are to Wealth Advisory Services clients throughout the United States.

Consumer loan balances

As of December 31 (average balances, in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Indirect	$ 605.1	$ 532.4	$ 469.6	13.7%	13.4%
Home equity	323.3	268.7	223.2	20.3%	20.4%
Credit card	59.0	57.4	58.8	2.8%	(2.4)%
Other consumer	341.9	275.6	286.3	24.1%	(3.7)%
Total consumer loans	$1,329.3	$1,134.1	$1,037.9	17.2%	9.3%

Indirect lending is a core competency of ours. Indirect loans represented 45% of total consumer loan balances at year-end 2005, and accounted for 37% of the 2005 growth in total consumer loans. Nearly 90% of the indirect loan balances were for auto loans. Indirect auto loan balances were 17% higher in 2005 than 2004.

The year 2005 was the first full year in which our lending office in Bel Air was open, and both of our Maryland offices contributed to the increase in indirect auto lending. In 2005, Maryland accounted for approximately 21% of total indirect auto loans, compared with approximately 14% in 2004.

Historically, most of our indirect auto loans have been for late model used cars, because these loans typically have shorter terms and higher yields than loans for new cars. In 2005, a larger percentage of our indirect auto loans were for new cars. We attributed this to the promotional pricing programs that auto manufacturers offered during the year, most of which did not include preferential financing.

The increases in home equity loans and loans called other consumer loans reflected client demand and the results of promotional programs and targeted marketing activities.

Residential mortgage balances

As of December 31 (average balances, in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Balances (on average)	$438.6	$453.8	$585.2	(3.3)%	(22.4)%
Originations	$221.0	$136.6	$238.2	61.8%	(42.7)%

Residential mortgage originations were 62% higher in 2005 than in 2004, but residential mortgage balances were lower. Although residential mortgages represent an important aspect of our client relationships, and we are among the leading originators in Delaware, we sell most of our new fixed rate residential mortgage production into the secondary market. Since we sell these loans, they do not appear on our balance sheet.

CORE DEPOSITS

Core deposit balances

As of December 31 (average balances, in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Noninterest-bearing demand	$ 992.0	$ 927.5	$ 833.3	7.0%	11.3%
Savings	344.9	369.1	366.0	(6.6)%	0.8%
Interest-bearing demand	2,303.8	2,311.1	2,183.9	(0.3)%	5.8%
CDs under $100,000	824.4	768.3	834.4	7.3%	(7.9)%
Local CDs $100,000 and more	401.5	177.7	138.6	125.9%	28.2%
Total core deposits	$4,866.6	$4,553.7	$4,356.2	6.9%	4.5%
Percentage of total from Delaware	94%	94%	95%	–	(1.0)%

Core deposit balances were 7% higher, on average, for 2005 than 2004. Commercial and retail banking clients in Delaware accounted for approximately 94% of total core deposits.

The types of deposits that increased were noninterest-bearing demand deposits and certificates of deposit (CDs), especially the category called local CDs of $100,000 and more (local CDs).

Of the local CD balances at year-end 2005:
- Consumer banking clients in Delaware accounted for approximately 65%;
- Commercial banking clients in the Delaware Valley region accounted for approximately 21%; and
- Wealth Advisory Services clients accounted for approximately 14%.

The Corporate Client Services business

In the Corporate Client Services (CCS) business during 2005, capital markets revenue benefited from a rebound in the industry; we continued to expand in Europe; and the retirement services component continued its trend of double-digit revenue increases. We expanded our product scope, extended core capabilities into more jurisdictions, and tapped new opportunities for growth.

We also continued to benefit from our competitive advantages, which include:
- Having a presence and expertise in the world's most preferred jurisdictions for corporate matters, which enables clients to use a single provider to reach multiple jurisdictions.
- Having no lending or securities underwriting conflicts of interest.
- Being an independent provider that specializes in customized client services, not high-volume processing.
- Having long-standing relationships with the investment bankers and corporate advisors who create the financing structures and entities for which we provide support services.

We record local CDs of $100,000 and more as core deposits because they are client deposits, not deposits we purchase wholesale.

Clients who purchase local CDs include Delaware Valley-based commercial banking clients and local municipalities, who frequently use these CDs to generate returns on their excess cash.

Corporate Client Services generated approximately:
- 15% of total revenue,
- 20% of expenses,
- 9% of net income, and
- $0.09 of earnings per share of our total 2005 results.

The CCS business:
- Helps clients leverage the legal and tax advantages available in the world's most favorable jurisdictions
- Provides customized trust and administrative services that help clients raise capital, preserve assets, and minimize expenses
- Serves multinational clients in three market segments:
  - Capital markets services
  - Entity management services
  - Retirement services

CORPORATE CLIENT SERVICES TOTAL REVENUE
(In millions)



$100
80
60
40
20
0
$54.9
$64.3
$67.3
$71.6
$76.3
2001
2002
2003
2004
2005

Favorable jurisdictions in which we specialize:
- Delaware
- Nevada
- England
- Ireland
- Channel Islands
- Cayman Islands

CAPITAL MARKETS REVENUE
(In millions)



$40
35
30
25
20
0
$29.4
$32.2
$31.4
$31.1
$33.8
2001
2002
2003
2004
2005

The three main components of the CCS business each recorded revenue for 2005 that was higher than for 2004. This brought total CCS revenue for 2005 to $76.3 million, a 7% increase from 2004.

Corporate Client Services key performance indicators

As of December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Capital markets services	$33.8	$31.1	$31.4	8.7%	(1.0)%
Entity management services	23.6	22.6	20.9	4.4%	8.1%
Retirement services	13.3	11.8	9.8	12.7%	20.4%
Cash management services	5.6	6.1	5.2	(8.2)%	17.3%
Total Corporate Client Services	$76.3	$71.6	$67.3	6.6%	6.4%

Revenue from capital markets and entity management services reflects fees priced according to the complexity of the service provided. Approximately 50% of retirement services revenue is based on the market value of retirement plan assets for which we serve as trustee and/or custodian. Revenue from ancillary cash management services is based on the asset valuations of CCS client accounts. Most CCS business is performed under multiyear contracts.

Corporate Client Services profitability

For the year ended December 31 (dollar amounts in millions)	2005	2004	2003
Net interest income	$11.6	$10.1	$10.7
Provision for loan losses	–	–	–
Noninterest income	84.5	80.7	76.4
Noninterest expense	(71.7)	(66.8)	(57.4)
Income before taxes and minority interest	24.4	24.0	29.7
Taxes and minority interest	(8.5)	(9.0)	(10.5)
Net income	$15.9	$15.0	$19.2
Efficiency ratio	74.45%	73.35%	65.68%

CCS expenses and the CCS efficiency ratio have risen since 2003 because we have expanded in Europe and added staff throughout the business. This has helped us capture more business and comply with the USA Patriot Act, section 404 of the Sarbanes-Oxley Act, and other compliance and regulatory requirements associated with the increasing amount of business we are generating outside the United States.

CAPITAL MARKETS SERVICES

After sluggishness in 2004 and the first half of 2005, the capital markets industry rebounded in the second half of 2005, and we saw client demand for these services return to more historic levels. Capital markets revenue was

$33.8 million for 2005, an increase of 9% from 2004, and accounted for more than half of the increase in total CCS revenue for 2005.

The two main contributors to capital markets revenue in 2005 were specialty trust and asset-backed securitization services.

New business volumes of specialty trust transactions were 69% higher for 2005 than for 2004, and generated more than half of capital markets sales for 2005. Much of the demand in 2005 was for Delaware statutory trusts, as clients sought the legal and tax advantages our home state features and in which we specialize. The insurance and real estate industries increased their use of trust structures in 2005, particularly trust-preferred securitizations, and contributed to the growth in capital markets revenue.

Asset-backed securitization transaction volumes were 33% higher for 2005 than for 2004, and accounted for approximately one-third of total capital markets sales for 2005. This demand reflected the capital markets industry's use of these structures to hold a variety of underlying assets, including mortgages, credit card receivables, and auto loans.

Also contributing to capital markets revenue in 2005 were several large domestic equipment leasing transactions and collateral trust transactions involving distressed airlines.

Marketplace dynamics dampened capital markets revenue for 2004. Uncertainty about the economy and potential changes to corporate tax laws kept many clients on the sidelines throughout much of 2004. Asset-backed securitization transaction volumes rose, but fees for these services came under pressure as contract terms shortened. Before the downturn in market interest rates that began in 2001, most asset-backed securitization contracts were for five to 10 years. Since then, the typical duration of these contracts has decreased to between two and five years. In addition, pricing pressures escalated on structures like trust-preferred securitizations, as they became more widely used and more of a commodity.

Capital markets services include trustee, agency, and administrative activities that support:
- Asset-backed securitizations
- Trust-preferred issues
- Capital equipment leasing
- Other specialized financing structures
- Corporate restructurings

ENTITY MANAGEMENT SERVICES

In entity management services in 2005:
- We added captive insurance management to our array of entity management services.
- We rebranded entity management services worldwide under the Wilmington Trust name.
- We improved efficiency by integrating technology in our U.S. and European offices onto a common platform.
- Business development was brisk.

Transaction volumes and sales of entity management services were higher for 2005 than for 2004. Transaction volumes were especially high for services in Delaware, Europe, and the Cayman Islands.

ENTITY MANAGEMENT REVENUE
(In millions)


$30
24
18
12
6
0
$12.4
$17.3
$20.9
$22.6
$23.6
2001
2002
2003
2004
2005

Entity management services include:
- Corporate governance
- Registered agent
- Bookkeeping
- Regulatory reporting
- Captive insurance management
- Other services that help clients achieve legal standing in advantageous jurisdictions

Captive insurance management services are a logical extension of the entity management services we already provide:

- They require similar types of administrative and regulatory reporting services
- They require expertise in key jurisdictions

Revenue from entity management services in Europe was 5% higher for 2005 than for 2004. Total entity management revenue for 2005 was $23.6 million, which was 4% more than for 2004.

In Europe, we added bookkeeping services and financial statement preparation to our product scope, and completed our first full year in Ireland, an increasingly desirable jurisdiction due to its favorable tax structure. In addition, we completed our first transaction under Germany's "true sale" initiative, that country's new platform for asset securitization.

In July 2005, we entered the market for captive insurance management services and established offices in two of the leading U.S. jurisdictions for captive insurance companies. We acquired Charleston Captive Management Company in Charleston, South Carolina, and opened an office in Burlington, Vermont. We also worked with Delaware's state government to make our home state's tax laws more advantageous for captives.

RETIREMENT SERVICES REVENUE
(In millions)



$15
12
9
6
3
0
$8.6
$9.0
$9.8
$11.8
$13.3
2001
2002
2003
2004
2005

We help clients meet the U.S. requirement that retirement plan assets be held in a trust.

RETIREMENT SERVICES

In the retirement services business, continued growth in defined contribution and executive compensation plans caused revenue to increase. Retirement services revenue for 2005 was $13.3 million, which was 13% higher than for 2004.

Market appreciation, consistent asset inflows, and sales accounted for this increase. Sales of executive compensation plans were substantially higher in 2005 than in 2004.

According to the Society of Professional Administrators and Recordkeepers, defined contribution plans (such as 401(k) plans) are the fastest-growing segment of the retirement services industry, far outpacing defined benefit plans like traditional pension plans.

We specialize in working with retirement plans that are unbundled. These are plans whose sponsors seek separate, best-in-class providers for the record keeping, asset management, and trust/custody functions. We market our retirement plan trust and custody services in conjunction with many of the industry's leading record keepers, asset managers, and third-party administrators.

The Wealth Advisory Services business

Wealth Advisory Services generated approximately:

- 29% of total revenue,
- 39% of expenses,
- 16% of net income, and
- $0.40 of earnings per share of our total 2005 results.

In the Wealth Advisory Services (WAS) business during 2005, we strengthened our investment platform by adding expertise and new products; we developed more business with new as well as existing clients; and we generated our fourth consecutive year of double-digit growth in revenue.

WAS revenue for 2005 totaled $172.1 million, which was 11% more than for 2004. Most of this increase was due to higher revenue from trust and investment advisory services.

The year 2005 marked our first full year of revenue from Grant Tani Barash & Altman (GTBA), the Beverly Hills-based business management and family office services firm we acquired in October 2004.

We earned accolades in 2005 from:
- *Worth* magazine, which named three of our WAS staff members to its list of the "Top 100 Wealth Advisors in America" for the second year in a row.
- The publication *Private Asset Management*, which selected our "Life, Future, Legacy" marketing program as its "Advertising Campaign of the Year."
- The Plexus Group, which gave us its "Gold Iceberg Award" and ranked us first in trading efficiency among the more than 50 fund managers it reviewed.

Wealth Advisory Services key performance indicators

For the year ended December 31 (dollar amounts in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Trust and investment advisory services	$121.9	$110.2	$97.1	10.6%	13.5%
Planning and other services	30.4	25.4	21.0	19.7%	21.0%
Mutual fund services	19.8	20.0	22.3	(1.0)%	(10.3)%
Total Wealth Advisory Services	$172.1	$155.6	$140.4	10.6%	10.8%

Revenue from trust and investment advisory services is based on the market valuations of equity, fixed income, and other assets we manage or hold in custody for clients. Revenue from planning and other services comes from fees priced according to service complexity. These fees are not tied to asset valuations. They can vary widely in amount and fluctuate up or down from period to period. Most of the revenue from mutual fund services is based on the valuations of money market mutual funds, which do not reflect movements in equity markets.

Wealth Advisory Services profitability

For the year ended December 31 (dollar amounts in millions)	2005	2004	2003
Net interest income	$ 23.3	$ 23.2	$ 24.5
Provision for loan losses	(0.6)	(0.1)	(0.9)
Noninterest income	160.8	144.6	129.9
Noninterest expense	(142.1)	(135.6)	(116.9)
Income before taxes and minority interest	41.4	32.1	36.6
Taxes and minority interest	(13.8)	(12.0)	(13.6)
Net income	$ 27.6	$ 20.1	$ 23.0
Efficiency ratio	77.08%	80.65%	75.47%

The changes in WAS profitability and efficiency reflected our investments in this business in recent years. In 2004, expense growth outpaced noninterest income growth because we added staff in each WAS market and made other expansion investments. In 2005, we reaped the benefits of those investments and generated growth in noninterest income that far exceeded the increase in WAS expenses.

The WAS business:
- Provides comprehensive planning and other services that help clients grow, protect, and transfer wealth across multiple generations
- Targets clients with $10 million or more of liquid assets
- Has clients in all 50 U.S. states and in 22 other countries
- Has offices in key high net worth markets in seven states on the East and West Coasts of the United States
- Has been the cornerstone of our company since 1903, when members of the du Pont family founded Wilmington Trust

WEALTH ADVISORY SERVICES TOTAL REVENUE
(In millions)



$200
160
120
80
40
0
$109.6
$126.9
$140.4
$155.6
$172.1
2001
2002
2003
2004
2005

For Wealth Advisory clients, managing risk is as important as increasing returns.

Our investment advice is objective:
- We manage core equity and fixed income investing ourselves
- We use independent third-party managers for other asset classes and styles

The competitive distinctions of our approach to investment management include:
- Use of multiple managers to achieve objectivity
- Forward-looking asset allocation strategies based on each client's objectives, tax considerations, and risk tolerance
- Portfolio construction instead of stock picking
- A blend of active and passive investment management
- Strategic and tactical portfolio rebalancing

TRUST AND INVESTMENT ADVISORY REVENUE
(In millions)



$150
120
90
60
30
0
$79.8
$88.8
$97.2
$110.2
$121.9
2001
2002
2003
2004
2005

To achieve asset allocation for clients with large sums of money to invest, we use a variety of limited partnerships, common trust funds, and other investment structures.

The seven new mutual funds we launched in 2005 enable us to offer the same asset allocation strategies to all of our clients – regardless of account size.

Because we have invested consistently in WAS since 1998, we have been able to add a substantial amount of business and diversify the geographic sources of WAS revenue. WAS sales for 2005 were 73% higher than for 1998.

Geographic diversification of Wealth Advisory sales

Percentage contribution to total WAS sales	1998	2003	2004	2005
California	–	5%	7%	5%
Delaware	86%	51%	52%	48%
Florida	9%	10%	5%	8%
Georgia	–	5%	7%	6%
Maryland	–	1%	1%	2%
New York	–	14%	15%	14%
Pennsylvania	5%	14%	13%	17%
Total WAS sales (in millions)	$10.9	$19.7	$21.5	$18.9

In 1998, the only offices outside of our home state were in Florida and Pennsylvania, and Delaware accounted for 86% of WAS sales. At the end of 2005, we had WAS offices in seven states, and Delaware accounted for less than half of WAS sales. Sales attributed to Delaware include business from clients in other states who seek Delaware's trust advantages, and whom we serve from our Wilmington headquarters.

TRUST AND INVESTMENT ADVISORY SERVICES

Client demand continued to increase for our objective, open-architecture approach to investment management, and revenue from trust and investment advisory services rose to $121.9 million for 2005. This was 11% more than for 2004.

Business development was a much larger factor in revenue growth than market appreciation, as illustrated by a comparison with changes in the S&P 500. We believe the S&P 500 is a good proxy for the equity investments in our clients' portfolios – and the 2005 and 2004 increases in trust and investment advisory revenue were considerably higher than the corresponding gains in the S&P 500 for those years.

Revenue growth vs. S&P 500 growth

Change between December 31	2005 and 2004	2004 and 2003
Trust and investment advisory revenue	11%	14%
S&P 500	3%	9%

We made two major improvements to our investment management platform in 2005:
- We integrated our asset management, mutual fund management, and brokerage activities throughout the company into a single platform, which we rebranded as Wilmington Trust Investment Management. As part of this process, we consolidated our trading desks in Atlanta and Wilmington.

This created operational efficiencies and helped reduce investment management risk.

- We launched seven new mutual funds: a fund of exchange-traded funds, three equity funds, and three lifestyle funds (funds in which asset allocations adjust according to the investor's risk tolerance).

Making these changes gave us the means to ensure that our approach is consistent and that our best thinking is available to every client – not just WAS clients, but also Corporate Client Services and Regional Banking clients.

PLANNING AND OTHER SERVICES

Revenue from planning and other services for 2005 was $30.4 million, a 20% increase from 2004. Revenue from the GTBA acquisition accounted for most of the growth.

MUTUAL FUND SERVICES

Revenue from mutual fund services was slightly lower for 2005 than for 2004. We attribute the changes in mutual fund revenue over the past five years to the market interest rate environment. As market interest rates began to climb during the second half of 2004, some clients redeemed their mutual funds shares and opted for other investments.

Assets under management and administration

Some of the revenue from our Wealth Advisory Services (WAS) and Corporate Clients Services (CCS) businesses is based on the financial market valuations of assets we manage, hold in custody, and/or for which we have fiduciary responsibility:

- Most of the trust and investment advisory revenue we record for the WAS business is based on market valuations of equity, fixed income, and other types of assets.
- Approximately 50% of the retirement services revenue we record for the CCS business is based on the market valuations of retirement plans for which we are trustee and/or custodian.
- All of the cash management revenue we record for CCS is based on the value of cash assets in money market mutual funds.

We do not consider assets under management or administration to be leading indicators of trends in the WAS or CCS businesses because:

- Investment management is only one of the wealth management services we provide.
- Changes in WAS client asset levels reflect trust distributions, tax payments, charitable contributions, and terminations as well as business development and financial market movements.
- The levels of assets associated with CCS clients depend on cash management decisions those clients make. These assets can fluctuate by hundreds of millions of dollars from one reporting period to the next.

PLANNING AND OTHER SERVICES REVENUE
(In millions)


$40
32
24
16
8
0
$10.6
$16.0
$21.0
$25.4
$30.4
2001
2002
2003
2004
2005

MUTUAL FUND REVENUE
(In millions)


$25
20
15
10
5
0
$19.2
$22.1
$22.3
$19.9
$19.8
2001
2002
2003
2004
2005

Assets under management are assets for which we make investment decisions on behalf of clients.

Most of our assets under management are associated with Wealth Advisory clients.

Assets under administration are assets we hold in custody or for which we serve as fiduciary.

Most of our assets under administration are associated with Corporate Client Services clients.

For Wealth Advisory Services and Corporate Client Services, changes in revenue – not assets under management or administration – are more relevant indicators of business trends.

Business development and market appreciation caused the 2005 increase in managed assets, most of which were associated with Wealth Advisory clients.

Asset inflows and market appreciation in client retirement plans accounted for most of the 2005 increase in assets under administration.

Other assets increased as a percentage of total managed assets because more clients opted to diversify into real estate, hedge fund, and private equity investments.

Our investments in Cramer Rosenthal McGlynn and Roxbury Capital Management are strategic and financial investments that generated $17.5 million of revenue in 2005.

REVENUE FROM AFFILIATE MONEY MANAGERS
(In millions)



$25
20
15
10
5
0
$20.5
$16.3
$3.0
$12.5
$17.5
2001
2002
2003
2004
2005

For more information about the portion of our revenue that is based on financial market valuations, please refer to the discussion of "Financial market risk," which begins on page 40 of this report.

Client assets at Wilmington Trust (excluding the affiliate money managers)

As of December 31 (in billions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Assets under management[1]	$ 27.5	$26.5	$ 24.4	3.8%	8.6%
Assets under administration	75.9	72.5	81.9	4.7%	(11.5)%
Total client assets	$103.4	$99.0	$106.3	4.4%	(6.9)%

[1] *Assets under management include estimates for values associated with certain assets that lack readily ascertainable values, such as limited partnership interests.*

Investment mix of Wilmington Trust managed assets[1]

As of December 31	2005	2004	2003
Equities	56%	59%	55%
Fixed income	23%	23%	25%
Cash and equivalents	12%	12%	9%
Mutual funds[2]	–%	–%	7%
Other assets	9%	6%	4%

[1] *Excluding CRM and RCM.*

[2] *Starting in 2004, we reclassified the percentage of managed assets that we previously reported as mutual funds into the relevant categories of equity, fixed income, or other assets.*

Affiliate money managers

We have ownership interests in two investment management firms:
- Cramer Rosenthal McGlynn (CRM), a New York-based firm that specializes in value-style stocks.
- Roxbury Capital Management (RCM), a Santa Monica-based firm that specializes in growth-style stocks.

We do not consolidate CRM's or RCM's results in our financial statements. The amount of revenue we receive from CRM and RCM is net of expenses, and based on our ownership position in each firm. CRM and RCM are managed separately, not as part of our Wealth Advisory Services business.

For more information about our ownership interests in these two firms, please refer to Note 3, "Affiliates and acquisitions," which begins on page 67 of this report.

CRAMER ROSENTHAL MCGLYNN

Assets under management at CRM have risen every quarter since the first quarter of 2003. They have reached record highs every quarter since the second quarter of 2004. During 2005, CRM added $1.97 billion of managed assets, which totaled $8.90 billion at year-end.

This success translated into record-high revenue of $16.1 million from our investment in CRM. This was nearly double the amount of income from CRM for 2004 – and income from CRM for 2004 was more than double the amount for 2003. CRM's income contribution for 2005 included approximately $1.4 million in a nonrecurring gain on the sale of a private equity investment.

A combination of business development, asset inflows into CRM's small- and mid-cap products, and market valuation accounted for these increases. Revenue from CRM for 2005 and 2004 also included hedge fund performance fees.

CRM ASSETS UNDER MANAGEMENT
(In billions)


$12
10
8
6
4
2
0
$4.64
$3.51
$4.70
$6.93
$8.90
2001
2002
2003
2004
2005

ROXBURY CAPITAL MANAGEMENT

Assets under management at RCM were $3.29 billion at year-end 2005 – 6% higher than at year-end 2004. New business and asset inflows in the firm's small- and mid-cap products caused the increase. RCM's revenue contribution to Wilmington Trust in 2005 was $1.4 million.

RCM's results reflect its growth strategy of "lifting out" teams of fund managers. RCM added a small-cap team in Oregon in 2002; that fund has since closed due to capacity constraints. In 2003, RCM added a micro-cap manager in Philadelphia. In late 2005, RCM announced it was adding a small-cap team in San Diego. These so-called "lift-outs" are successful because RCM gains investment management expertise, and the teams gain RCM's distribution capabilities and back office support.

RCM ASSETS UNDER MANAGEMENT
(In billions)


$10
8
6
4
2
0
$7.70
$3.71
$3.21
$3.14
$3.29
2001
2002
2003
2004
2005

Capital resources

In 2005, all key measures of capital strength not only remained positive, they increased from their 2004 and 2003 levels.

- Stockholders' equity rose 12% and exceeded $1 billion for the first time.
- The 2005 capital generation rate and returns on equity and assets were higher than their 2004 and 2003 levels.
- Our regulatory capital continued to exceed the Federal Reserve Board's minimums for well-capitalized institutions, and our regulatory capital ratios were higher for 2005 than 2004.
- We raised our cash dividend for the 24th consecutive year.

Indicators of capital strength

As of and for the year ended December 31	2005	2004	2003
Stockholders' equity (in millions)	$1,013.0	$905.3	$800.8
Capital generation rate[1]	10.3%	8.4%	8.7%
Return on average stockholders' equity	18.31%	16.68%	17.46%
Return on average assets	1.77%	1.56%	1.58%

[1] *To calculate the capital generation rate, we divide net income, less dividends paid, by the amount of stockholders' equity at the end of the prior year.*

Capital is the amount on our balance sheet that represents ownership, or stockholders' equity, in our company.

We manage capital so that we can:

- Support our lending and operational activities
- Meet or exceed appropriate standards of financial safety and soundness
- Comply with existing and impending regulatory requirements
- Provide for future growth
- Take advantage of opportunities in a dynamic marketplace
- Pay dividends

Since 1999, we have used capital to:
- Make four acquisitions
- Open new offices in the United States, Europe, and the Caribbean
- Complete several major technology projects

Throughout this period of expansion:
- Our capital position has remained strong
- We have shared approximately half of the company's profits each year with stockholders

In 2005, we increased our cash dividend for the 24th consecutive year.

CASH DIVIDEND INCREASES

For the year ended December 31	2005	2004	2003
Dividend declared per share (annualized)	$ 1.20	$ 1.14	$ 1.08
Dividend paid per share	$1.185	$1.125	$1.065
Total cash dividend payments (in millions)	$ 80.2	$ 75.0	$ 70.2
Dividend payout ratio	46.4%	52.8%	52.2%

CURRENT SHARE REPURCHASE PLAN

Shares available for repurchase under current plan	8,000,000
Shares purchased under the current plan as of December 31, 2005	688,245
Total cost of current plan as of December 31, 2005	$24.2 million
Shares remaining in current plan as of December 31, 2005	7,311,755

The 2005 capital generation rate, the return on equity, and the return on assets were higher than their 2004 and 2003 levels because:
- Net income growth was considerably higher for 2005 than for 2004 and 2003, and it substantially outpaced the 2004 growth in capital.
- We made fewer expansion investments in 2005 than in 2004 and 2003.
- Our share repurchase activity was modest.

Net income and capital growth rates

Percentage change at December 31, compared to prior year-end	2005	2004	2003
Net income growth	21.9%	5.6%	0.9%
Net income growth less cash dividends paid	38.7%	4.2%	(4.5)%
Stockholders' equity growth	11.9%	13.0%	8.0%

In 2004 and 2003, net income rose at a slower pace than capital, because:
- Market interest rates were at 40-year lows, which compressed our net interest margin and dampened the growth in net interest income.
- Flat equity markets masked the growth in noninterest income.
- We invested in technology, new office openings, and other expansion activities.
- In 2004, we expended capital to acquire Grant Tani Barash & Altman.

In addition, capital metrics for 2004 reflected $48.4 million of treasury stock we reissued in conjunction with the acceleration into 2004 of stock payments associated with our 2002 acquisition of the former Balentine & Company.

For more information about our capital, please refer to the "Consolidated Statements of Changes in Stockholders' Equity," which begin on page 58 of this report.

Share repurchase program

Our current share repurchase program, which our Board of Directors authorized in April 2002, permits us to repurchase up to 8 million shares of our stock. In 2005, our share repurchase activity was modest, as we elected to replenish capital we have expended in recent years on acquisitions and expansion.

Share repurchase activity

For the year ended December 31	2005	2004	2003
Number of shares repurchased	53,652	550,224	35,635
Average price per share repurchased	$35.88	$36.11	$31.24
Total cost of shares repurchased (in millions)	$ 1.9	$ 19.9	$ 1.1

REGULATORY CAPITAL

To ensure that financial institutions have enough capital to support their lending activities, bank regulators specify minimum amounts of capital that banks must meet or exceed. These capital minimums are expressed as ratios. These ratios are important because they indicate whether a bank has enough capital to support growth, absorb losses, and invest in future opportunities.

The regulators categorize capital three ways, and use two levels of ratios to measure its adequacy. The first ratio expresses the minimum capital necessary for a bank to be considered adequately capitalized. The second ratio, which is higher than the first, expresses the minimum needed to be considered well capitalized.

Our goal is to have capital ratios that are at least 100 basis points higher than the well-capitalized minimums. We continually review our on- and off-balance-sheet items to calculate our capital ratios and ensure we meet or exceed the regulatory requirements.

Regulatory capital ratios

At year-end	2005	2004	2003	Adequately capitalized minimum	Well-capitalized minimum
Total risk-based capital	12.29%	11.60%	12.45%	8%	10%
Tier 1 risk-based capital	7.50%	6.94%	7.46%	4%	6%
Tier 1 leverage capital	6.70%	5.92%	6.34%	4%	5%

For more information on our capital requirements, please refer to Note 15, "Capital requirements," which begins on page 76 of this report.

Because of their lending and deposit-taking activities, our wholly owned bank subsidiaries are the main users of our capital – and they are the parts of our company that are subject to regulatory capital requirements.

Our advisory businesses are not subject to regulatory capital requirements, and they use capital mainly for acquisition and expansion.

Our capital ratios have exceeded the well-capitalized minimums every year since regulators established the minimums in 1984.

LIQUIDITY AND FUNDING

Our sources of funds – and, therefore, our sources of liquidity – are:

- Core deposits (deposits from our clients).
- Brokered or wholesale certificates of deposit (national CDs) in amounts of $100,000 and more. These CDs are not associated with client activity.
- Short-term borrowings, which consist of U.S. Treasury demand deposits and federal funds purchased and securities sold under agreement to repurchase.
- Long-term borrowings, such as long-term debt.
- Cash flows that our loan and investment securities portfolios generate.
- Capital.
- Other credit facilities.

In 2005, as in the past, core deposits were our primary source of funding.

Liquidity refers to the ability to obtain cash, or to convert assets into cash or cash equivalents quickly, without substantially affecting the asset's price.

We manage liquidity to ensure that we have sufficient cash (funding):

- To support our operating and investing activities
- To meet increases in demand for loans and other assets
- To provide for decreases in deposits and other funding sources

Mix of funding sources

Percentage of funds provided as of December 31	2005	2004	2003
Noninterest-bearing demand deposits	10%	12%	12%
Core interest-bearing deposits	40%	41%	41%
Total core deposits	49%	52%	53%
Core deposits plus stockholders' equity	59%	62%	62%
National CDs and short-term borrowings	35%	32%	31%

Core deposits – deposits from our clients – are our primary source of funding.

In August 2005, Standard & Poor's reaffirmed the credit ratings of Wilmington Trust Corporation and Wilmington Trust Company.

Moody's and Fitch Ratings made no changes to our ratings in 2005.

WILMINGTON TRUST COMPANY CREDIT RATINGS AS OF DECEMBER 31, 2005

	S&P	Moody's	Fitch
Short-term debt	A–1	P–1	F1
Senior debt (long term)	A	A2	A+
Bank deposits	A/A–1	A2	AA–/F1+
Bank financial strength	–	C+	A/B

WILMINGTON TRUST CORPORATION CREDIT RATINGS AS OF DECEMBER 31, 2005

	S&P	Moody's	Fitch
Outlook	Stable	Stable	Stable
Long-term issuer	A–	A3	A+
Short-term issuer	A–2	–	F1
Senior unsecured debt	A–	A3	A+
Subordinated debt	BBB+	Baa1	A

We structure the investment securities portfolio to generate cash flow and help us manage interest rate risk. We do not invest in securities for trading purposes.

Investment securities portfolio balances and cash flow

As of December 31 (in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Period-end balances	$1,928.8	$1,813.3	$1,879.4	6.4%	(3.52)%
Average balances for the year	$1,876.6	$1,868.5	$1,742.4	0.4%	7.20%
Approximate cash flow generated	$ 387.5	$ 718.8	$ 736.3	(46.1)%	(2.40)%

In 2005, the portfolio generated $387.5 million of cash flow. This amount was lower than for 2004 and 2003 due to higher market interest rates, which caused prepayments of mortgage-backed securities to slow, and fewer calls on agency and other instruments.

For more information about our investment securities portfolio, please refer to the interest rate risk management discussion that begins on page 36 of this report, and to Note 5, "Investment securities," which begins on page 69 of this report.

In addition to the investment securities portfolio, other sources of liquidity available to us in 2005 included:

- The ability to borrow from the Federal Home Loan Bank of Pittsburgh, of which Wilmington Trust Company is a member. As of December 31, 2005, our borrowing capacity (secured by collateral) was $0.9 billion, compared with $1.2 billion at December 31, 2004. Our borrowing capacity decreased because we had fewer mortgage-backed securities in the investment securities portfolio to pledge as collateral.
- Lines of credit with U.S. financial institutions that totaled $100.0 million.

In 2003, one source of liquidity was our issue of $250 million in subordinated long-term debt. For more information about our long-term debt, please refer to Note 11, "Long-term debt," on page 74 of this report.

Among our liquidity risks is a partial guaranty of a line-of-credit obligation for affiliate money manager Cramer Rosenthal McGlynn (CRM). At December 31, 2005, this line of credit was $3.0 million, the balance was zero, and our guaranty was for 77.24%, an amount equal to our ownership interest in CRM. This line of credit is scheduled to expire on December 4, 2006.

We monitor our existing and projected liquidity requirements on an ongoing basis. We believe that our reputation and standing in the national markets enable us to obtain additional funding in a timely and cost-effective manner, should the need arise.

The findings of the major credit rating agencies – Standard & Poor's, Moody's Investors Service, and Fitch – substantiate our financial stability and help us access national sources of liquidity on favorable terms. All of our credit ratings are investment grade.

Factors or conditions that could affect our liquidity management objectives include changes in the mix of items on our balance sheet; our investment, loan, and deposit balances; our reputation; and our credit ratings. A significant change in our financial performance or credit ratings could reduce the availability, or increase the cost, of funding from the national markets.

FUNDING STRATEGY AND COST OF FUNDS

Our ability to grow is dependent on our ability to secure funds at attractive rates. Two elements of our overall corporate direction factor into our funding considerations:

- Our balance sheet management strategy is for loan balances, rather than investment securities portfolio balances, to comprise most of our earning asset growth. (Earning assets are assets on which we earn interest, such as loans and investment securities.)
- Our Regional Banking business strategy is to expand our commercial lending footprint in Pennsylvania, New Jersey, and Maryland, and to concentrate our retail banking activities in the state of Delaware.

Since we make loans in four states, but gather core deposits mainly in one (which happens to be the smallest of the four), loan balances are growing at a faster pace than core deposit balances – and we expect this trend to continue.

Our funding strategy, therefore, is to augment core deposits with national CDs and other short-term borrowings. The mix of national CDs and short-term borrowings depends on which offers a more favorable rate.

We believe this strategy is the most efficient and cost-effective way to fund loan growth, because:

- It lets us add deposits without making the capital investments – or absorbing the annual operating expense – associated with building, staffing, and maintaining additional branch offices outside of Delaware.
- It does not add to our fixed costs.
- We can predict the balances of purchased funds and short-term borrowings with more certainty than we can predict changes in our clients' deposit balances.

In addition, using a blend of funding sources is an important aspect of our interest rate risk management strategies. The main way we manage interest rate risk is to match, as closely as possible, the pricing and maturity characteristics of our assets (loans and investments) with those of our liabilities (deposits and other funding sources).

Our funding strategy is to use a blend of core deposits and wholesale funding, including brokered CDs and other short-term borrowings.

We believe this is the most efficient and cost-effective way to fund loan growth – and it helps us manage interest rate risk.

Using rates to compare the cost of core deposits with the cost of wholesale funding can be misleading – because core deposit rates express the absolute cost of the funds, but do not reflect the staffing and other expenses we must incur to acquire them.

Our funding costs are affected more by short-term interest rates than long-term interest rates, because:

- We align our funding with our loan portfolio, in which the majority of loans have floating rates
- A large percentage of our funding carries maturities of 90 days or less

National CDs and short-term borrowings, in particular, help us achieve this matching, as the following statistics show. At year-end 2005:

- Approximately 77% of our loans were floating rate loans that typically reprice within 30 to 45 days of an interest rate change.
- National CDs and short-term borrowings comprised 35% of our funding. Nearly 90% of these instruments had maturities of 90 days or less.

On an absolute basis, the rates on purchased funds and short-term borrowings were higher than the rates on core deposits – but core deposit rates do not reflect the staffing, related employment benefits, marketing, and branch occupancy costs associated with acquiring them.

Cost of funds

Averages for the year ended December 31	2005	2004	2003
Core interest-bearing deposits	1.39%	0.85%	0.98%
National CDs	3.36%	1.44%	1.50%
Short-term borrowings	3.20%	1.63%	1.49%
Total funds to support earning assets	2.09%	1.10%	1.18%

For more information about our yield/rate matching, please refer to the discussion on interest rate risk that begins on page 36 of this report. For a detailed comparison of rates and yields, please refer to the "Five-year analysis of earnings and consolidated statements of condition," which begins on page 50 of this report.

Asset quality and credit risk

Credit quality is a term that describes how loans perform relative to their repayment terms.

Generally, when loan defaults are low, credit quality is high.

Credit risk is the risk associated with the potential inability of some borrowers to repay loans according to their contractual terms.

The inability of some borrowers to repay their loans could result in higher levels of nonperforming assets, credit losses, and provisions for loan losses – and could potentially reduce our earnings.

Most of our assets are loans. The investment securities portfolio comprises the other main category of assets. We manage this portfolio conservatively. Its primary purposes are to generate liquidity, help us manage interest rate risk, and help produce net interest income. We discuss the investment securities portfolio in more detail in the "Capital resources" section of this report, which begins on page 27.

Most of our asset quality, therefore, is tied to the quality of our loan – or credit – portfolio.

MANAGING CREDIT RISK

Lending money is inherently risky. It involves making subjective judgments about a borrower's ability to repay the loan. No matter how financially sound a client or lending decision may seem, a borrower's ability to repay can be affected adversely by economic changes and other external factors.

We take a number of steps to mitigate credit risk:

- We base our lending decisions on rigorous loan underwriting criteria. For example, for commercial banking clients, we generally require personal guarantees and test clients' ability to withstand rising interest rates and economic slowdowns. We have a chief credit officer who implements and monitors our underwriting standards.

- We make the vast majority of our loans within the Delaware Valley region. We target commercial lending services to family-owned and closely held businesses with annual sales of up to $250 million. This geographic and client focus helps us stay cognizant of economic and other external factors that may affect credit quality.
- We endeavor to maintain a portfolio diversified across commercial lines, consumer lines, and industry sectors.
- We monitor the portfolio continually to identify potential problems, and to avoid disproportionately high concentrations of loans to any one borrower or industry sector.
- We regularly review all past-due loans, those not performing according to contractual terms, and those we doubt will be repaid on a timely basis.
- Staff members who are part of the Finance Department, and independent of the Regional Banking organization, monitor and analyze the loan portfolio in a process separate from reviews that Regional Banking staff conduct.

We manage credit risk mainly by applying our rigorous loan underwriting standards consistently.

This means we do not relax our underwriting standards in order to make more loans.

We are growing our loan balances organically – by making loans to clients, not by acquiring other banks or purchasing portfolios of loans.

This prevents us from assuming credit risk associated with underwriting standards that may differ from ours.

We continue to pursue repayment even after we charge off loans.

MEASURING CREDIT RISK

Key measures of credit quality include the amounts of:

- Net charge offs (loan losses) and the net charge-off ratio. The net charge-off ratio expresses loan losses, less (net of) loan payments recovered, as a percentage of total loans outstanding.
- Nonperforming assets (loans on which no interest is being paid or accrued).
- Loans past due 90 days or more.
- The reserve and provision for loan losses.
- The composition of the loan portfolio.
- Our internal risk-rating analysis.

We believe that the net charge-off ratio is the primary indicator of credit quality.

The risk-rating analysis identifies four categories of problem and potential problem loans, consistent with regulatory credit risk classifications:

- Pass identifies loans with no current potential problems.
- Watchlisted identifies potential problem credits.
- Substandard identifies problem credits with some probability of loss.
- Doubtful identifies problem credits with a higher probability of loss.

We apply these ratings consistently and we report the results of the analysis quarterly.

CREDIT QUALITY IN 2005

Credit metrics for 2005 were among the best in Wilmington Trust's history.

- The net charge-off ratio was 14 basis points – 10 basis points lower than the 2004 net charge-off ratio, and the lowest level since 1983. The summary of financial data that begins on page 46 of this report shows that, between 1995 and 2004, the net charge-off ratio has ranged from 24 to 44 basis points.
- At $10.1 million, the dollar amount of net charge-offs was the lowest since 1994.
- The internal risk-rating analysis awarded pass ratings to more than 97% of loans outstanding.

Credit metrics for 2005 were among the best in our history.

Our net charge-off ratio for 2005 was 14 basis points.

Expressed another way, opposite loan balances that averaged $7.05 billion for 2005:

- We wrote off $17.2 million in bad loans
- We recovered $7.1 million in loans previously charged off
- This brought net charge-offs for 2005 to $10.1 million, the lowest amount since 1994

INTERNAL-RISK RATING ANALYSIS

At December 31	2005	2004	2003
Pass	97.24%	96.58%	95.83%
Watchlisted	1.96%	1.82%	2.58%
Substandard	0.73%	1.35%	1.27%
Doubtful	0.07%	0.25%	0.32%

The percentage of loans with pass ratings:
- Has been higher than 92% since 1998
- Has been higher than 95% since 2000
- Exceeded 97% in 2005 – the highest in at least 10 years

LOAN PORTFOLIO COMPOSITION

Loan type as of December 31	2005	2004	2003
Commercial real estate development	17%	12%	11%
Commercial real estate interim	3%	3%	3%
Commercial mortgage	8%	10%	10%
Auto dealer	6%	5%	6%
Commercial business	33%	35%	37%
Residential mortgage	6%	6%	6%
Home equity	4%	5%	5%
Indirect auto	9%	9%	8%
Credit card	1%	1%	1%
Other installment loans to individuals	5%	5%	4%
Secured with liquid collateral	8%	9%	9%

GEOGRAPHIC CONCENTRATIONS

Loans by state as of December 31	2005	2004
Delaware	61%	62%
Pennsylvania	22%	23%
Maryland	9%	5%
New Jersey	4%	3%
Other	4%	7%

- Reflecting the high percentage of pass ratings and the low level of net charge-offs, the provision for loan losses declined to $11.8 million, the lowest since 1994.
- The loan portfolio remained well diversified across commercial and consumer lines.
- The geographic concentration of loans was diversified throughout the Delaware Valley region.

Key measures of credit quality

For the year ended December 31 (dollar amounts in millions)	2005	2004	2003
Total loan balances, on average	$7,047.1	$6,470.4	$6,060.0
Net charge-offs	$ 10.1	$ 15.8	$ 16.9
Net charge-off ratio (basis points)	14	24	27
Nonaccruing loans	$ 39.3	$ 56.4	$ 45.4
Loans past due 90 days or more (in millions)	$ 4.1	$ 5.5	$ 5.6
Provision for loan losses	$ 11.8	$ 15.6	$ 21.6
Reserve for loan losses	$ 91.4	$ 89.7	$ 89.9
Loan loss reserve ratio	1.24%	1.33%	1.44%

Net charge-offs and nonaccruing loans for 2005 reflected an $11 million settlement we received in October 2005 for a commercial loan on which we had been pursuing repayment since the second quarter of 2002. We recorded approximately $8.5 million of the $11 million as a reduction to nonaccruing loans, and approximately $2.5 million as a recovery to the loan loss reserve.

Over the past three years, commercial real estate-related (CRE) loans have contributed the most to our loan growth, and the least to our charge-offs, as the following table shows.

Net charge-off history

For the year ended December 31 (in millions)	2005	2004	2003
Consumer loans	$8.4	$ 6.9	$7.1
Commercial, financial, and agricultural loans	$1.6	$ 9.6	$9.8
Commercial real estate/construction and mortgage loans	–	$(0.8)	–

Opposite loan growth of 9% in each of the past three years, the amount of the reserve for loan losses has changed very little, as the loan loss reserve allocation table shows. The percentage of the reserve allocated to CRE loans corresponds with the increase in CRE loan balances. A portion of the reserve remains unallocated to any specific category in order to allow for inherent loan losses for which we have not otherwise accounted.

Loan loss reserve allocation

At December 31 (in millions)	2005 Allocation amount	2005 Percent of reserve	2004 Allocation amount	2004 Percent of reserve	2003 Allocation amount	2003 Percent of reserve
Commercial, financial, and agricultural	$38.5	42%	$43.4	48%	$45.2	50%
Commercial real estate/ construction	12.7	14	7.8	9	7.2	8
Commercial mortgage	15.4	17	14.8	16	14.3	16
Residential mortgage	1.3	1	1.2	1	1.2	1
Consumer	11.2	12	10.4	12	9.8	11
Secured by liquid collateral	6.2	7	6.0	7	6.1	7
Unallocated	6.1	7	6.1	7	6.1	7
Total	$91.4	100%	$89.7	100%	$89.9	100%

For more information about the reserve for loan losses, please refer to Note 1, "Summary of significant accounting policies," which begins on page 62 of this report, and to Note 7, "Reserve for loan losses," on page 71 of this report.

Nonperforming assets

At year-end (dollar amounts in millions)	2005	2004	2003
Nonaccruing loans	$39.3	$56.4	$45.4
Ratio of nonaccruing loans to total loans	0.53%	0.83%	0.73%
Other real estate owned (OREO)[1]	$ 0.2	$ 0.2	$ 1.4
Ratio of OREO to total loans	–	–	0.02%
Renegotiated loans (nonaccruing)	$ 4.7	$ 5.2	–
Total nonperforming assets	$44.2	$61.8	$46.8
Ratio of total nonperforming assets to total loans	0.60%	0.91%	0.75%

[1] *For a definition of OREO, please refer to Note 1, "Summary of significant accounting policies," which begins on page 62 of this report.*

Nonperforming assets and the nonperforming asset ratio were lower for 2005 than 2004, mainly because of the $11 million commercial loan settlement mentioned previously.

Nonperforming assets were higher for 2004 than for 2003 mainly because we transferred approximately $23 million of loans to nonaccruing status during the third quarter of 2004.

There was no change during 2005 in OREO levels. The decline in OREO between 2003 and 2004 reflected the successful workout of a commercial mortgage at a beach resort in Maryland originally classified as OREO in December 2002.

Loan growth does not automatically equate to an increase in the reserve, because the reserve reflects the credit quality of the overall portfolio – and new loans do not automatically carry higher levels of risk than loans already in the portfolio.

At December 31, 2005, in light of the levels of past due, nonaccruing, and problem loans, we believed that our provision and reserve for loan losses reflected a reasonable assessment of inherent loan losses.

We have some loans that we seriously doubt will be repaid on a timely basis, even though these loans are currently performing in accordance with their terms, or are fewer than 90 days past due.

As of December 31, 2005, the amount of loans about which we had serious doubt represented less than 1% of total loan balances.

SERIOUS DOUBT LOANS

As of December 31	2005	2004	2003
Serious doubt loans (in millions)	$6.9	$4.1	$28.5

Interest rate risk is the risk that arises from fluctuations, or volatility, in market interest rates.

Market interest rates are key determinants of:
- The yields we generate on earning assets (assets that produce income, such as loans and investments)
- The rates we pay on liabilities, such as deposits and other sources of funding

Changes in market interest rates, whether they are increases or decreases, and the pace at which they occur can:
- Trigger repricings of investment securities, loans, deposits, and other sources of funds
- Alter the pace of payments
- Positively or negatively affect our net interest income and net interest margin
- Ultimately affect our financial performance and ability to produce consistent results

The 2005 amount recorded for renegotiated loans reflects a $5.1 million commercial loan that was transferred to nonaccruing status in April 2003 and restructured during the fourth quarter of 2004.

Loans past due 90 days or more (past-due loans) were lower for 2005 than for 2004 and 2003, and represented less than 1% of total loan balances.

Loans past due 90 days or more

For the year ended December 31	2005	2004	2003
Total past-due loans (in millions)	$4.1	$5.5	$5.6
Total past-due loans in commercial portfolio	$1.5	$3.1	$2.2
Total past-due loans in residential mortgage portfolio	$1.5	$1.2	$2.1
Total past-due loans in consumer portfolio	$1.1	$1.2	$1.3
Ratio of total past-due loans to total loans	0.06%	0.08%	0.09%

The portion of past-due loans in the commercial portfolio declined because we transferred some of these loans to nonaccruing status in the first half of 2005. Since this transfer reduced the total amount of past-due loans, it caused the mix of past-due loans to shift on a percentage basis. While this made it look like the percentage of past-due residential mortgage and consumer loans rose in 2005, the dollar amounts of past-due residential mortgage and consumer loans remained fairly steady.

Interest rate risk

We employ a variety of strategies to balance the impact of market interest rate movements on our assets and liabilities. We have an Asset/Liability Committee that establishes and monitors interest rate risk policies and guidelines. Our Board of Directors approves these policies annually.

To minimize our exposure to interest rate risk, we regularly review and change, when we deem necessary, the:
- Mix of assets (such as investment securities and loans) and liabilities (such as core deposits and other funding sources).
- Relative proportion of fixed- and floating-rate assets and liabilities.
- Numbers, types, and maturities of funding sources.
- Use of derivative and off-balance-sheet instruments, such as interest rate swaps and interest rate floors.

The main way we manage interest rate risk is to match, as closely as possible, the pricing and maturity characteristics of our assets (investments and loans) with those of our liabilities (deposits and other funding sources). We do this by:
- Using a blend of funding sources that includes core deposits, national (brokered) CDs in amounts of $100,000 and more, and other short-term borrowings.
- Selling most of our new fixed-rate residential mortgage production into the secondary market. By limiting the amount of fixed-rate residential mortgages in our loan portfolio, we eliminate much of the long-term risk inherent in instruments that typically have 15- to 30-year maturities.
- Managing the size of our investment securities portfolio and the mix of instruments in it.

Investment securities portfolio balances

As of December 31 (in millions)	2005	2004	2003	Change 2005 vs. 2004	Change 2004 vs. 2003
Period-end balances	$1,928.8	$1,813.3	$1,879.4	6.4%	(3.5)%
Average balances for the year	$1,876.6	$1,868.5	$1,742.4	0.4%	7.2%

On average, investment portfolio balances for 2005 were essentially unchanged from 2004. On a period-end basis, the balances were higher, mainly due to purchases of short-duration corporate issues.

For 2004, investment portfolio balances were higher, on average, than for 2003, but slightly lower on a period-end basis. These variations resulted from the timing of funding and interest rate risk management strategies we employed during 2004.

Composition of investment securities portfolio

As of December 31	2005	2004	2003
Mortgage-backed securities	26%	34%	37%
Collateralized mortgage obligations	18%	17%	15%
U.S. treasuries	8%	8%	11%
Corporate issues	19%	16%	14%
U.S. government agencies	21%	17%	13%
Money market preferred stocks	5%	5%	6%
Municipal bonds	1%	1%	1%
Other	2%	2%	3%

We reduced the concentration in the portfolio of mortgage-backed instruments somewhat in 2005 due to the rising interest rate environment and our desire to lower our extension risk. In addition, we took advantage of opportunities to invest in short-duration corporate instruments, which caused corporate issues to increase as a percentage of the total portfolio. Most of the corporate issues in which we invest are preferred equities, not debt issues.

One way we use the investment portfolio to help us manage interest rate risk is to keep its average life and duration relatively short. Changes to average life and duration in 2005 and 2004 reflected the changing market interest rate environment.

Another way we use the portfolio to manage interest rate risk is by holding most of our exposure to fixed rate mortgages in mortgage-backed investments, rather than loan balances. This strategy lets us manage this rate exposure more effectively, because the mortgage-backed investments typically have shorter maturity and duration characteristics than a portfolio of individual mortgage loans.

As of December 31, 2005, more than 99% of the mortgage-backed securities in our portfolio were fixed-rate instruments. Most of these had terms of 15 years or less – but the average life and duration of these investments was much shorter.

We structure our investment securities portfolio to generate liquidity and help us manage interest rate risk.

We invest only in securities with an investment grade of "A" or better, as rated by Standard & Poor's or Moody's Investors Service.

The largest concentration of securities in the portfolio continued to be in mortgage-backed instruments.

AVERAGE LIFE AND DURATION

At December 31, in years	2005	2004	2003
Average life	6.14	6.41	5.67
Duration	2.63	2.66	2.81

AVERAGE LIFE AND DURATION OF MORTGAGE-BACKED INSTRUMENTS

At December 31, in years	2005	2004	2003
Average life	4.30	3.96	4.50
Duration	3.92	3.72	4.50

Our interest rate risk management objectives are to:
- Prevent market interest rate changes from reducing net interest income by 10% or more within any 12-month period
- Maximize net interest income growth consistently by minimizing the effects of market interest rate fluctuations

Interest rate sensitivity occurs when the yields on assets (interest income) change at a different pace than the rates on liabilities (interest expense).

Throughout 2005, we were asset-sensitive.

This means that our assets repriced at a faster pace than our liabilities.

For more information about our investment securities portfolio, please refer to the liquidity discussion that begins on page 29 of this report, and to Note 5, "Investment securities," which begins on page 69 of this report.

INTEREST RATE RISK MANAGEMENT IN 2005

The primary tool we use to assess our exposure to interest rate risk is a computer modeling technique that simulates the effects on our net interest income of gradual and sustained changes in market interest rates. We perform simulations quarterly that compare multiple hypothetical interest rate scenarios to a stable interest rate environment. As a rule, our model employs scenarios in which rates gradually move up or down 250 basis points over a period of 10 months.

As of December 31, 2005, our model projected that:
- If short-term rates were to increase gradually by a total of 250 basis points over a 10-month period, our net interest income would increase 0.56% over the 12 months beginning December 31, 2005.
- If short-term rates were to decrease gradually over a 10-month period by a total of 250 basis points, our net interest income would decline by 3.97% over the 12 months beginning December 31, 2005.

Interest rate risk simulation

For the 12 months beginning December 31	2005	2004
Gradual increase of 250 basis points	0.56%	3.99%
Gradual decrease of 250 basis points	(3.97)%	(8.11)%[1]

[1] Because the federal funds target rate was 2.25% at December 31, 2004, a scenario that simulated a 250-basis-point decrease would have been unreasonable, since that would have created negative interest rates within the model. Accordingly, the declining-rate scenario for the 12 months beginning December 31, 2004, modeled a gradual downward movement until the federal funds rate equaled zero. The rising-rate scenario had no corresponding limit, as rates can increase without limit. As of December 31, 2005, the targeted federal funds rate was 4.25%, allowing for a full 250-basis-point decrease.

The preceding paragraphs contain forward-looking statements about the anticipated effects on net interest income that may result from hypothetical changes in market interest rates. Assumptions about retail deposit rates, residential mortgage prepayments, asset-backed securities, and collateralized mortgage obligations play a significant role in our interest rate simulations. Our assumptions about rates and the pace of changes in payments differ for assets and liabilities in rising as well as declining rate environments. These assumptions are inherently uncertain, and the simulations cannot predict precisely what the actual impact of interest rate changes might be on our net interest income.

In 2005, the Federal Open Market Committee (FOMC) raised the federal funds target rate eight times, for a total of 200 basis points. In this rising rate environment, our loan yields rose in tandem with the increases in market interest rates, but the pressure to raise deposit rates was comparatively modest. As a result, our net interest margin for 2005 rose to 3.71%.

The interest rate environment in 2005 was considerably different from 2003, when the federal funds target rate sank to the lowest level since 1958 – and remained there for 12 months. Although the FOMC began to raise rates at the end of June 2004, our net interest margin did not begin to reflect the rising rate environment fully until 2005, because:

- It takes 30 to 45 days after a rate change for most of our floating rate loans to reprice;
- Not all of our floating-rate loans are pegged to the federal funds target rate; and
- In addition to the absolute level of market interest rates, we factor competitive considerations into our pricing decisions.

The following table shows how the FOMC rate increases affected our net interest margin on a quarterly basis between June 2004 and the end of 2005.

Net interest margin quarterly progression

	2005				2004	
Quarter	Q4	Q3	Q2	Q1	Q4	Q3
Net interest margin	3.74%	3.66%	3.66%	3.64%	3.59%	3.51%

A comparison of loan yields and deposit rates further illustrates the dynamics of the margin expansion and the comparatively modest pressure on deposit pricing. The yield on earning assets rose 113 basis points, on average, for 2005 – while the corresponding increase in the cost of funds rose only 99 basis points.

Average yields and rates

For the 12 months ended December 31	2005	2004	Change
Commercial loans	6.40%	4.74%	166 bps
Total loans	6.22%	4.87%	135 bps
Core interest-bearing deposits	1.39%	0.85%	54 bps
Total interest-bearing deposits	2.13%	1.06%	107 bps
Total earning assets	5.80%	4.67%	113 bps
Funds to support earning assets	2.09%	1.10%	99 bps

For a detailed comparison of rates and yields, please refer to the "Five-year analysis of earnings and consolidated statements of condition," which begins on page 50 of this report.

The comparison of yields and rates also illustrates how closely we matched the repricing characteristics of the loan portfolio with those of our funding sources. We were able to achieve this because:

- Such a high percentage – 77% – of our loans were floating rate loans (a benefit of not retaining fixed-rate residential mortgages in our loan portfolio).
- We used a blend of core deposits, national CDs of $100,000 and more, and other short-term borrowings as funding sources.

In other words, our asset yields rose as market interest rates increased, but the corresponding rates on deposits and other sources of funding did not rise at the same pace.

This was the main reason for the 2005 improvement in our net interest margin.

NET INTEREST MARGIN

For the year ended December 31	2005	2004	2003
Net interest income (fully tax-equivalent, in millions)	$ 332.8	$ 298.9	$ 281.9
Total earning assets (on average, in millions)	$8,957.4	$8,362.7	$7,830.9
Net interest margin	3.71%	3.57%	3.60%

The net interest margin is the difference, or "spread," between the yield we earn on assets and the rate we pay on liabilities.

LOAN PRICING VS. MARKET RATES

Interest rates at December 31	2005	2004	2003
Short-term market rates (set by FOMC)	4.25%	2.25%	1.00%
Wilmington Trust prime rate[1] at year-end	7.25%	5.25%	4.00%
Wilmington Trust prime rate[1] (on average, for the year)	6.19%	4.34%	4.12%

[1] *The prime rate is a benchmark rate on which we base a substantial number of our floating-rate loans.*

MIX OF FIXED- AND FLOATING-RATE LOANS

Percentage at December 31	2005	2004	2003
Loans as % of earning assets	79%	77%	77%
Fixed-rate loans	23%	23%	25%
Floating-rate loans	77%	77%	75%

The flatness of the yield curve (a graph that depicts the yields on U.S. Treasury securities at various maturities) in 2005 was of little consequence to our net interest margin or interest rate risk, because the pricing and maturity characteristics of our assets and liabilities remained mainly short-term in nature and were closely matched.

As of December 31, 2005:

- Most of our floating rate loans repriced within 30 to 45 days of a change in market interest rates.
- The pricing on approximately 63% of commercial floating-rate loans was tied to a prime lending rate of 7.25%.
- The pricing on approximately 30% of commercial floating-rate loans was tied to a 1-month London Interbank Offered Rate (LIBOR) of 4.39%.
- Approximately 87% of national CDs $100,000 and over had maturities of 90 days or fewer.
- Approximately 90% of interest-bearing short-term borrowings (federal funds purchased and securities sold under agreements to repurchase) had maturities of 90 days or fewer.

Financial market risk is the risk that arises from fluctuations in equity markets, fixed income markets, or both.

Financial market volatility could change the market value of assets we manage, hold in custody, or own for our own account.

Changes in asset valuations could affect our revenue and overall results.

In 2005, 51% of total noninterest income – or $158.3 million – was subject to financial market risk.

Financial market risk

Most of our financial market risk exposure is in noninterest income, where some categories of advisory revenue are based on the market values of assets we manage or hold in custody for clients.

In Wealth Advisory Services (WAS), we base most trust and investment advisory revenue on the market values of equity, fixed income, and other classes of assets.

In Corporate Client Services (CCS), we base approximately 50% of retirement services fees on the market value of retirement plans for which we are trustee and custodian. Cash management revenue reflects service charges that are based on the value of cash assets in money market mutual funds.

All of the income we receive from our ownership positions in Cramer Rosenthal McGlynn and Roxbury Capital Management is based on equity market valuations.

Noninterest income based on market valuations (in millions)	2005	2004	2003
WAS trust and investment advisory revenue	$121.9	$110.2	$ 97.1
CCS retirement services revenue	$ 13.3	$ 11.8	$ 9.8
CCS cash management services revenue	$ 5.6	$ 6.1	$ 5.2
Affiliate manager revenue	$ 17.5	$ 12.5	$ 3.0
Total revenue based on market valuations	$158.3	$140.6	$115.1
Total noninterest income (after amortization)	$313.3	$286.7	$264.2

Financial market volatility could also change the market values of securities in our investment portfolio, and affect the amount of interest income the portfolio generates. For more information about income from the investment securities portfolio, please refer to the "Five-Year Analysis of Earnings" on page 50 of this report, and to the "Consolidated Statements of Income" on page 56 of this report.

Economic risk

Economic indicators for the Delaware Valley region remained positive in 2005, as the area continued to experience population and job growth.

- The Federal Reserve Bank of Philadelphia issued Economic Activity Indexes for Delaware, Pennsylvania, and New Jersey that reported increases in economic activity in all three states between December 2004 and December 2005.
- Leading economic indices published by the Federal Reserve Bank of Philadelphia for December 2005 reported positive economic outlooks for Delaware, Pennsylvania, and New Jersey.
- For the 12 months between July 1, 2004, and July 1, 2005, the U.S. Census Bureau ranked Delaware as the ninth fastest-growing state in the United States.
- U.S. Census Bureau statistics show that Delaware had the seventh highest increase in permanent residents aged 65 and older between 1993 and 2003 (the most recent data available for that age segment).
- *Kiplinger's* ranks Delaware among the top U.S. retirement destinations, due to the state's favorable tax environment, affordable housing relative to other mid-Atlantic states, and convenient location along the New York/Washington, D.C. corridor.
- According to the U.S. Bureau of Labor Statistics:
  - As of December 2005, Delaware's unemployment rate was 4.1%, lower than the U.S. unemployment rate of 5.1%.
  - For the third quarter of 2005 (the most recent data available for metropolitan statistical areas), the U.S. unemployment rate was 5.0%. In comparison:
    - The unemployment rate for the Philadelphia/Camden, New Jersey/Delaware metropolitan area was 4.7%.
    - The unemployment rate for the Wilmington, Delaware/Maryland/New Jersey metropolitan area was 4.6%.
- According to the Delaware Department of Labor, the health care, construction, leisure, hospitality, professional services, and technical business services sectors combined have added 6,700 jobs in Delaware since June 2004.
- In November 2005, the Maryland Department of Business and Economic Development said that the U.S. military's base realignment and closing initiative could add 40,000 to 45,000 jobs in the Baltimore area by the year 2010, as contractors and service providers cluster near Ft. Meade and Aberdeen Proving Ground.

In June 2005, Bank of America Corporation announced its intention to acquire MBNA Corporation, and the transaction was completed on January 1, 2006. According to published reports, Bank of America employs approximately 202,300 people worldwide, approximately 11,800 of whom work in Delaware. Bank of America has said that it plans to eliminate as many as 6,000 jobs, but it has not indicated when or where those job eliminations will occur. It is impossible, therefore, to predict what effect potential Bank of America job losses might have on Delaware's economy or on Wilmington Trust's financial condition.

Economic risk is the risk to our financial results from conditions that alter the pace and direction of key economic indicators, such as employment levels and the consumption of goods and services.

Most of our exposure to economic risk is in the Regional Banking business and in the Delaware Valley region.

Sectors represented in the Delaware Valley's well diversified economy include:

- Life sciences
- Financial services
- Pharmaceuticals
- Health care
- Education
- Construction
- Manufacturing
- Agriculture
- Tourism

This diversification provides a degree of economic stability and helps the region withstand the effects of downturns in any single sector.

In Delaware:
- The unemployment rate has remained below the U.S. average since at least 1990
- Population growth is spurring housing demand, especially in the southern part of the state

According to the U.S. Census Bureau, Delaware is the:
- Ninth fastest-growing state in the United States
- Seventh most popular state for attracting permanent residents aged 65 and older

According to the Delaware Population Consortium:
- Natural increases (births minus deaths) accounted for approximately one-third of Delaware's 2004 and 2005 population growth
- The balance of Delaware's population growth is coming from migration
- Approximately 80% of that migration is from within the United States

Outside of the Delaware Valley region, changes in economic conditions at the national and international level that eliminate or slow demand for services could affect our Wealth Advisory Services and Corporate Client Services businesses. Changes in the economic environment could affect our loan and deposit balances, revenues, net income, and overall results.

Inflation risk

Since nearly all of our assets and liabilities are monetary in nature, our primary market risk is interest rate risk, not inflation risk. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of goods and services. As a result, we are unable to determine the effects of inflation on our financial performance.

Operational risk and fiduciary risk

Operational risk is the risk of unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures.

Fiduciary risk is the risk of loss that may occur if we were to breach a fiduciary duty to a client.

All of our staff members share responsibility for adhering to our policies, procedures, and external regulations.

Our internal auditors monitor the overall effectiveness of our system of internal controls on an ongoing basis.

We have a number of policies, procedures, and internal controls designed to reduce the risk of failing to comply with applicable legal and regulatory requirements, and of failing to discharge our obligations to clients faithfully.

In view of the operational risks inherent in the markets and businesses in which we engage, we aim to keep operating risk at levels we believe are acceptable, through policies and procedures for authorizing, approving, documenting, and monitoring transactions.

To help mitigate fiduciary risk, we have established policies and procedures for creating, selling, and managing investment products; trading securities; and selecting counterparties.

Section 404 of the Sarbanes-Oxley Act requires us to assess the design and effectiveness of our internal controls over financial reporting. We evaluate the documentation of our control processes and test our primary controls continually, and remediate them as needed. In addition, every quarter, designated managers in each business unit certify to the chairman and chief executive officer, as well as to the chief financial officer, as to the effectiveness of the internal controls within their respective areas of responsibility.

Regulatory risk

Regulatory risk is the risk of sanctions that various state, federal, and other authorities may impose on us if we fail to comply adequately with regulatory requirements.

We are subject to a variety of legal, regulatory, and New York Stock Exchange requirements. These include the Bank Secrecy Act, the USA Patriot Act, the Sarbanes-Oxley Act, and other legal and regulatory requirements. We employ policies and procedures to reduce the risk of failing to comply with these requirements.

For more information about the regulatory requirements that affect us, please refer to the section on "Regulatory matters" in our *2005 Annual Report on Form 10-K*.

Legal risk

We (and our subsidiaries) are subject to various legal proceedings that arise from time to time in the ordinary course of business. Some of these proceedings seek relief or damages in amounts that may be substantial. Because of the complex nature of some of these proceedings, it may be a number of years before they ultimately are resolved. While it is not feasible to predict the outcome of these proceedings, we do not believe that the ultimate resolution of any of them will have a materially adverse effect on our consolidated financial condition. Furthermore, some of these proceedings involve claims that we believe may be covered by insurance. We have advised our insurance carriers accordingly.

We do not expect the ultimate resolution of any legal matters outstanding as of December 31, 2005, to have a materially adverse effect on our consolidated financial condition or results of operations.

Other information

FACTORS AFFECTING FUTURE RESULTS

This report contains estimates, predictions, opinions, or other statements that might be construed as "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assessments of potential developments. Such statements include references to our financial goals, dividend policy, financial and business trends, new business results and outlook, business prospects and positioning with respect to market and pricing trends, strategic initiatives, credit quality and the reserve for loan losses, the effects of changes in market interest rates, the effects of changes in securities valuations, the impact of accounting pronouncements, and other internal and external factors that could affect our financial performance. Our ability to achieve the results reflected in such statements could be affected by, among other things, changes in national or regional economic conditions, changes in market interest rates, significant changes in banking laws or regulations, increased competition in our businesses, higher-than-expected credit losses, the effects of acquisitions, the effects of integrating acquired entities, unanticipated changes in the regulatory, judicial, or legislative tax treatment of business transactions, and economic uncertainty created by unrest in other parts of the world.

In addition to the risks we discuss in this section, we are exposed to a variety of other risks in the normal course of our business.

We monitor these risks closely and take every step to safeguard the assets of our clients and our company.

From time to time, however, we may incur losses related to these risks, and there can be no assurance that such losses will not occur in the future.

OFF-BALANCE-SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Our off-balance-sheet arrangements as of December 31, 2005, included a total of **$1.12** billion of interest rate swaps, as follows:

- $371.9 million of swaps for loan clients for whom we exchanged floating rates for fixed rates.
- $371.9 million of swaps with other financial institutions that exchanged fixed rates for floating rates, in order to offset the exposure from changes in the market value of the aforementioned swaps we made on behalf of clients.
- $375.0 million of swaps with other financial institutions made in connection with our issues of subordinated long-term debt.

In our day-to-day operations, we employ various financial instruments that generally accepted accounting principles deem to be off-balance-sheet arrangements.

Under regulatory guidelines, these instruments are included in the calculations of risk-based capital ratios.

Some of these instruments, such as stand-by letters of credit, unfunded loan commitments, unadvanced lines of credit, and interest rate swaps, do not appear on our balance sheet.

Other instruments, such as long-term debt, represent contractual obligations and do appear on our balance sheet.

We employ interest rate swaps so that clients may convert floating-rate loan payments to fixed-rate loan payments without exposing our company to interest rate risk.

In these arrangements, we retain the credit risk associated with the potential failure of counter-parties.

We also use interest rate swaps to manage interest rate risk associated with our issues of long-term subordinated debt.

Our other contractual obligations as of December 31, 2005, consisted of:

- $25.0 million of interest rate floors.
- Two outstanding loans from the Federal Home Loan Bank of Pittsburgh that total $35.5 million. We used these funds to construct Wilmington Trust Plaza, our operations center in downtown Wilmington, Delaware, which was completed in 1998.
- Lease commitments for offices, net of sublease arrangements, which total $44.2 million. Many of our branch offices in Delaware, and all of our offices outside Delaware, are leased.
- A 77.24% guaranty of a $3.0 million line-of-credit obligation of affiliate money manager Cramer Rosenthal McGlynn (CRM). The guaranty amount represents our current ownership interest in CRM. The balance of this line of credit is zero and it is scheduled to expire on December 4, 2006.
- Certificates of deposit amounting to $3.59 billion.
- Letters of credit, unfunded loan commitments, and unadvanced lines of credit amounting to $3.63 billion.

Contractual obligations

Payments due (in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Certificates of deposit	$3,588.1	$3,341.5	$137.6	$ 55.0	$ 54.0
Long-term debt obligations	532.0	30.3	179.5	66.1	256.1
Operating lease obligations	44.2	8.1	19.6	11.6	4.9
Guaranty obligations	2.3	2.3	–	–	–
Total	$4,166.6	$3,382.2	$336.7	$132.7	$315.0

Our long-term debt obligations consist of two outstanding subordinated debt issues and the Federal Home Loan Bank advances. The first debt issue, for $125 million, was issued in 1998, is due in 2008, and was used to support acquisitions and expansion. The second debt issue, for $250 million, was issued in 2003, is due in 2013, and was used for general liquidity purposes. Both of these debt issues are included in the long-term debt line of our balance sheet.

Our agreements with CRM, RCM, and GTBA permit principal members and designated key employees of each firm, subject to certain restrictions, to put their interests in their respective firms to our company. For more information about these agreements, please refer to Note 3, "Affiliates and acquisitions," which begins on page 67 of this report.

CONTROLS AND PROCEDURES

Our chairman and our chief financial officer (CFO) conducted an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, pursuant to Securities Exchange Act Rule 13a-14. Based on that evaluation, the chairman and the CFO concluded that our disclosure controls and procedures were effective in alerting them on a timely basis to material information about the Corporation (including our consolidated subsidiaries) that we are required to include in the periodic filings we make with the Securities and Exchange Commission. There was no change in our internal control over financial reporting during the fourth quarter of 2005 that has materially affected, or is reasonably likely to affect materially, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES

Our critical accounting policies require us to make difficult and subjective judgments regarding uncertainties and trends. The precision of these estimates and the likelihood of future changes depend on a number of underlying variables and a range of possible outcomes. Actual circumstances that differ significantly from our judgments and estimates could have a material impact on our financial results.

Other than accounting for stock-based compensation, our critical accounting policies do not involve the choice between alternative methods of accounting. We applied our critical accounting policies and estimation methods consistently in all periods presented and we have discussed these policies with our Audit Committee.

For more information about our critical accounting policies, please refer to Note 1, "Summary of significant accounting policies," which begins on page 62 of this report. For more information about the effect of recent accounting pronouncements on our financial condition and results of operations, please refer to Note 2, "Recent accounting pronouncements," on page 66 of this report.

An appreciation of our critical accounting policies is necessary to understand our financial results.

Our critical accounting policies arise in conjunction with revenue recognition, the reserve for loan losses, stock compensation expense, and goodwill valuations.

ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(In millions, except share amounts)	2005	2004
CONSOLIDATED AVERAGE STATEMENTS OF CONDITION		
ASSETS		
Cash and due from banks	$ 229.2	$ 212.2
Short-term investments	33.7	23.8
Investment securities	1,876.6	1,868.5
Loans	7,047.1	6,470.4
Reserve for loan losses	(90.9)	(90.3)
Net loans	6,956.2	6,380.1
Other	702.9	639.4
Total	$ 9,798.6	$ 9,124.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Core deposits	$ 4,866.6	$ 4,553.7
National certificates $100,000 and over	2,306.6	2,039.5
Short-term borrowings	1,107.8	1,116.3
Other	167.0	156.3
Long-term debt	405.5	407.3
Total	8,853.5	8,273.1
Minority interest	0.2	0.4
Stockholders' equity	944.9	850.5
Total	$ 9,798.6	$ 9,124.0
CONSOLIDATED STATEMENTS OF INCOME		
Net interest income	$ 328.9	$ 294.4
Advisory fees:		
Wealth Advisory Services	172.1	155.6
Corporate Client Services	76.3	71.6
Cramer Rosenthal McGlynn	16.1	10.9
Roxbury Capital Management	1.4	1.6
Total advisory fees	265.9	239.7
Amortization of affiliate intangibles	(4.0)	(2.5)
Net advisory fees	261.9	237.2
Other noninterest income	50.6	50
Securities gains/(losses)	0.8	(0.5)
Total noninterest income	313.3	286.7
Net interest and noninterest income	642.2	581.1
Provision for loan losses	(11.8)	(15.6)
Salaries and employment benefits	218.4	204.7
Other noninterest expense	145.1	139.3
Total noninterest expense	363.5	344.0
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	266.9	221.5
Applicable income taxes	93.6	78.7
Net income before minority interest and cumulative effect of change in accounting principle	173.3	142.8
Minority interest	0.3	0.9
Net income before cumulative effect of change in accounting principle	173.0	141.9
Cumulative effect of change in accounting principle (net of income taxes of $0.6 in 2001)	–	–
Net income	$ 173.0	$ 141.9

[1] 1999 results included a $13.4 million one-time pre-tax charge for outsourcing data processing functions.

[2] Based on income before the cumulative effect of change in accounting principle or one-time pre-tax charge for outsourcing data processing functions.

[3] At year-end.

[4] Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.

[5] Net income less dividends paid as a percentage of prior year-end stockholders' equity.

[6] Adjusted for two-for-one stock split June 2002.

									Compound growth rates	
2003	2002	2001	2000	1999	1998	1997	1996	1995	1995 to 2005	2000 to 2005
$ 190.2	$ 189.1	$ 215.8	$ 194.7	$ 198.0	$ 188.2	$ 190.2	$ 187.5	$ 194.2	1.67%	3.32%
28.5	28.2	28.7	29.5	31.5	31.1	22.4	26.5	17.5	6.77	2.70
1,742.4	1,295.4	1,341.9	1,567.0	1,594.4	1,609.6	1,386.3	1,343.0	1,184.0	4.71	3.67
6,060.0	5,691.3	5,235.3	5,053.1	4,530.4	4,156.4	3,921.5	3,602.4	3,390.8	7.59	6.88
(86.7)	(83.0)	(77.8)	(75.3)	(73.3)	(66.2)	(56.7)	(50.8)	(47.9)	6.62	3.84
5,973.3	5,608.3	5,157.5	4,977.8	4,457.1	4,090.2	3,864.8	3,551.6	3,342.9	7.60	6.92
595.1	540.0	485.3	439.7	408.1	333.3	216.3	198.8	194.3	13.72	9.84
$ 8,529.5	$ 7,661.0	$ 7,229.2	$ 7,208.7	$ 6,689.1	$ 6,252.4	$ 5,680.0	$ 5,307.4	$ 4,932.9	7.10%	6.33%
$ 4,356.2	$ 3,981.1	$ 3,675.0	$ 3,766.3	$ 4,004.5	$ 3,802.1	$ 3,561.8	$ 3,412.0	$ 3,150.9	4.44	5.26
1,937.7	1,846.5	1,588.1	1,504.8	762.0	625.2	308.6	112.0	14.0	–	8.92
975.7	821.1	1,027.7	1,145.9	1,138.1	1,076.5	1,188.2	1,195.8	1,239.4	(1.12)	(0.67)
144.4	132.1	131.3	92.2	84.9	96.0	99.6	101.8	86.7	6.78	12.62
345.8	160.5	166.3	168.0	168.0	125.9	43.0	30.9	7.0	50.07	19.27
7,759.8	6,941.3	6,588.4	6,677.2	6,157.5	5,725.7	5,201.2	4,852.5	4,498.0	7.01	5.80
0.1	0.1	–	–	–	–	–	–	–	–	–
769.6	719.6	640.8	531.5	531.6	526.7	478.8	454.9	434.9	8.07	12.20
$ 8,529.5	$ 7,661.0	$ 7,229.2	$ 7,208.7	$ 6,689.1	$ 6,252.4	$ 5,680.0	$ 5,307.4	$ 4,932.9	7.10%	6.33%
$ 277.1	$ 276.5	$ 258.9	$ 255.1	$ 245.9	$ 237.7	$ 230.0	$ 214.2	$ 197.4	5.24%	5.21%
140.4	126.9	109.6	104.5	98.1	88.8	81.8	70.1	60.9	10.95	10.49
67.3	64.3	54.9	46.7	40.4	35.8	32.7	28.1	27.1	10.91	10.32
5.3	7.7	6.3	1.6	4.1	4.9	–	–	–	–	58.69
(2.3)	8.6	14.2	19.7	12.0	2.5	–	–	–	–	(41.07)
210.7	207.5	185.0	172.5	154.6	132.0	114.5	98.2	88.0	11.69	9.04
(1.7)	(1.3)	(8.2)	(7.5)	(6.2)	(3.2)	–	–	–	–	(11.81)
209	206.2	176.8	165.0	148.4	128.8	114.5	98.2	88.0	11.52	9.68
54.5	54.0	49.7	51.6	41.8	48.4	43.0	38.8	37.3	3.10	(0.39)
0.7	2.0	1.5	(0.4)	1.3	6.7	–	1.2	2.3	(10.02)	–
264.2	262.2	228.0	216.2	191.5	183.9	157.5	138.2	127.6	9.40	7.70
541.3	538.7	486.9	471.3	437.4	421.6	387.5	352.4	325.0	7.05	6.38
(21.6)	(22.0)	(19.9)	(21.9)	(17.5)	(20.0)	(21.5)	(16.0)	(12.3)	(0.41)	(11.63)
186.5	182.4	166.8	162.9	147.2	137.9	129.8	119.6	110.7	7.03	6.04
125.5	127.5	110.1	101.8	111.0[1]	92.2	77.9	72.7	70.3	7.52	7.35
312.0	309.9	276.9	264.7	258.2	230.1	207.7	192.3	181.0	7.22	6.55
207.7	206.8	190.1	184.7	161.7	171.5	158.3	144.1	131.7	7.32	7.64
72.2	73.0	66.0	63.8	54.4	57.2	52.3	46.8	41.7	8.42	7.97
135.5	133.8	124.1	120.9	107.3	114.3	106.0	97.3	90.0	6.77	7.47
1.1	0.6	–	–	–	–	–	–	–	–	–
134.4	133.2	124.1	120.9	107.3	114.3	106.0	97.3	90.0	6.75	7.43
–	–	1.1	–	–	–	–	–	–	–	–
$ 134.4	$ 133.2	$ 125.2	$ 120.9	$ 107.3[1]	$ 114.3	$ 106.0	$ 97.3	$ 90.0	6.75%	7.43%

(CONTINUED)

ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

(In millions, except share amounts)	2005	2004
Net income per share – diluted:		
Income before cumulative effect of change in accounting principle	$ 2.52	$ 2.09
Cumulative effect of change in accounting principle[6]	–	–
Net income per share – diluted[6]	$ 2.52	$ 2.09
Percentage change from prior year	21%	3%
SELECTED FINANCIAL RATIOS AND STATISTICS		
Net income as a percentage of:		
Average stockholders' equity[2]	18.31%	16.68%
Average total assets[2]	1.77	1.56
Loan quality:		
Percentage of average total loans:		
Net charge-offs	0.14%	0.24%
Nonaccruing loans	0.56	0.87
Percentage of total loans:		
Reserve for loan losses[3]	1.24	1.33
Selected per share data:		
Dividends paid[6]	$ 1.185	$ 1.125
Book value[3,6]	14.92	13.43
Stock price[3,6]	38.91	36.15
Assets under management:		
Wilmington Trust Company	$27,500.0	$26,464.0
Cramer Rosenthal McGlynn	8,899.0	6,927.2
Roxbury Capital Management	3,287.3	3,138.6
Combined assets under management	$39,686.3	$36,529.8
Staff members (full-time equivalents)[3]	2,469	2,428
Registered stockholders[3]	8,180	8,499
Net income per staff member (in thousands)[2]	$ 70.1	$ 58.4
Efficiency ratio[2,4]	56.26%	58.71%
Capital generation rate[2,5]	10.25%	8.35%
Risk-based capital ratio[3]	12.29%	11.60%
Price/earnings multiple[3]	15.20	17.05

[1] *1999 results included a $13.4 million one-time pre-tax charge for outsourcing data processing functions.*

[2] *Based on income before the cumulative effect of change in accounting principle or one-time pre-tax charge for outsourcing data processing functions.*

[3] *At year-end.*

[4] *Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.*

[5] *Net income less dividends paid as a percentage of prior year-end stockholders' equity.*

[6] *Adjusted for two-for-one stock split June 2002.*

	2003	2002	2001	2000	1999	1998	1997	1996	1995	Compound growth rates 1995 to 2005	2000 to 2005
	$ 2.02	$ 2.01	$ 1.88	$ 1.85	$ 1.61	$ 1.67	$ 1.54	$ 1.39	$ 1.27	7.09%	6.38%
	–	–	0.02	–	–	–	–	–	–	–	–
	$ 2.02	$ 2.01	$ 1.90	$ 1.85	$ 1.61	$ 1.67	$ 1.54	$ 1.39	$ 1.27	7.09%	6.38%
	–%	6%	3%	15%	(4)%	8%	11%	9%	9%		
	17.46%	18.51%	19.54%	22.75%	20.18%	21.70%	22.14%	21.39%	20.70%		
	1.58	1.74	1.73	1.68	1.6	1.83	1.87	1.83	1.82		
	0.27%	0.31%	0.30%	0.44%	0.28%	0.29%	0.31%	0.32%	0.33%		
	0.75	0.74	0.73	0.80	0.64	0.74	0.73	1.13	0.99		
	1.44	1.41	1.47	1.48	1.60	1.66	1.60	1.44	1.42		
	$ 1.065	$ 1.005	$ 0.945	$ 0.885	$ 0.825	$ 0.765	$ 0.705	$ 0.645	$ 0.585		
	12.12	11.30	10.44	9.14	7.70	8.19	7.51	6.86	6.55		
	36.00	31.68	31.66	31.03	24.13	30.82	31.19	19.75	15.44		
	$24,352.8	$20,966.7	$23,829.2	$27,994.4	$25,529.7	$22,770.2	$18,740.7	$15,569.4	$13,806.4		
	4,698.6	3,512.0	4,643.0	3,495.0	3,204.0	4,319.0	–	–	–		
	3,210.7	3,712.4	7,700.0	11,300.0	11,200.0	6,000.0	–	–	–		
	$32,262.1	$28,191.1	$36,172.2	$42,789.4	$39,933.7	$33,089.2	$18,740.7	$15,569.4	$13,806.4		
	2,307	2,361	2,316	2,299	2,434	2,442	2,428	2,418	2,332		
	8,666	8,712	8,841	9,189	9,617	9,868	10,164	10,241	9,000		
	$ 58.3	$ 56.4	$ 54.1	$ 52.6	$ 44.1	$ 46.8	$ 43.7	$ 40.2	$ 38.6		
	57.13%	56.99%	56.11%	55.31%	57.99%	53.51%	52.32%	53.04%	53.86%		
	8.66%	9.85%	10.75%	12.80%	9.69%	12.54%	12.59%	11.51%	11.68%		
	12.45%	10.15%	11.16%	10.80%	10.67%	12.47%	12.38%	12.01%	12.06%		
	17.65	15.61	16.49	16.59	14.80	18.07	19.80	13.96	12.06		

FIVE-YEAR ANALYSIS OF EARNINGS AND CONSOLIDATED STATEMENTS OF CONDITION

(Dollar amounts in millions; rates on a tax-equivalent basis)	2005 Average balance	Income/ expense	Average rate
ASSETS			
Federal funds sold and securities purchased under agreements to resell	$ 33.7	$ 1.1	3.39%
U.S. Treasury and government agencies	488.2	18.0	3.65
Obligations of state and political subdivisions[1]	11.5	1.0	8.75
Preferred stock[1]	94.0	6.9	7.50
Mortgage-backed securities	925.0	38.4	4.07
Other securities[1]	357.9	16.9	4.73
Total investment securities	1,876.6	81.2	4.28
Commercial, financial, and agricultural loans	2,506.1	155.1	6.19
Real estate – construction loans	916.5	63.0	6.87
Mortgage – commercial loans	1,250.9	80.8	6.46
Total commercial loans	4,673.5	298.9	6.40
Mortgage – residential loans	438.6	25.9	5.89
Consumer loans	1,329.3	84.8	6.38
Loans secured with liquid collateral	605.7	28.6	4.72
Total retail loans	2,373.6	139.3	5.86
Total loans[1,2]	7,047.1	438.2	6.22
Total earning assets	8,957.4	520.5	5.80
Other assets	841.2		
Total assets	$9,798.6		
LIABILITIES AND STOCKHOLDERS' EQUITY			
Savings	$ 344.9	0.9	0.27
Interest-bearing demand	2,303.8	19.9	0.86
Certificates under $100,000	824.4	21.1	2.56
Local certificates $100,000 and over	401.5	12.1	3.01
Core interest-bearing deposits	3,874.6	54.0	1.39
National certificates $100,000 and over	2,306.6	77.4	3.36
Total interest-bearing deposits	6,181.2	131.4	2.13
Federal funds purchased and securities sold under agreements to repurchase	1,096.3	35.1	3.20
U.S. Treasury demand	11.5	0.3	3.04
Total short-term borrowings	1,107.8	35.4	3.20
Long-term debt	405.5	20.9	5.15
Total interest-bearing liabilities	7,694.5	187.7	2.44
Demand deposits	992.0		
Other noninterest funds	270.9		
Total funds used to support earning assets	8,957.4	187.7	2.09
Minority interest	0.2		
Stockholders' equity	944.9		
Equity used to support earning assets	(270.9)		
Other liabilities	167.0		
Total liabilities and stockholders' equity	$9,798.6		
Net interest income/margin[3]		332.8	3.71%
Tax-equivalent adjustment		(3.9)	
Net interest income		$328.9	

[1] Tax-advantaged income has been adjusted to a tax-equivalent basis using a combined statutory federal and state income tax rate of 35% for all years.

[2] Loan balances include nonaccrual loans. Amortization of deferred loan fees has been included in interest income.

[3] To compute the net interest margin, we divide net interest income on a fully tax-equivalent basis by total earning assets, on average.

Note: Average rates are calculated using average balances based on historical cost and do not reflect market valuation adjustments.

2004			2003			2002			2001		
Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate
$ 23.8	$ 0.4	1.52%	$ 28.5	$ 0.4	1.26%	$ 28.2	$ 0.6	2.14%	$ 28.7	$ 1.0	3.48%
451.2	15.8	3.52	498.8	16.5	3.38	584.3	24.6	4.30	579.7	31.9	5.60
13.5	1.1	8.70	16.4	1.4	9.00	17.2	1.5	8.98	18.3	2.9	16.07
120.9	9.1	7.41	118.4	8.8	7.44	86.4	7.4	8.19	87.1	7.7	8.31
973.6	39.8	4.05	861.1	36.3	4.23	428.5	23.9	5.76	501.3	30.0	6.07
309.3	9.7	3.15	247.7	7.4	2.95	179.0	6.6	3.56	155.5	9.1	5.81
1,868.5	75.5	4.03	1,742.4	70.4	4.07	1,295.4	64.0	5.01	1,341.9	81.6	6.12
2,374.4	107.9	4.55	2,209.3	97.0	4.39	2,005.5	104.2	5.20	1,636.5	117.3	7.17
731.8	35.7	4.88	612.4	27.5	4.49	448.0	22.8	5.09	405.6	29.9	7.38
1,168.6	58.9	5.04	1,044.1	55.7	5.34	998.5	63.6	6.37	1,006.0	80.6	8.01
4,274.8	202.5	4.74	3,865.8	180.2	4.66	3,452.0	190.6	5.52	3,048.1	227.8	7.47
453.8	27.4	6.04	585.2	39.1	6.67	777.1	53.8	6.92	906.2	64.5	7.11
1,134.1	67.7	5.97	1,037.9	68.1	6.56	1,008.5	73.4	7.28	955.2	82.3	8.62
607.7	17.5	2.88	571.1	15.4	2.69	453.7	15.5	3.42	325.8	18.2	5.59
2,195.6	112.6	5.13	2,194.2	122.6	5.58	2,239.3	142.7	6.37	2,187.2	165.0	7.54
6,470.4	315.1	4.87	6,060.0	302.8	5.00	5,691.3	333.3	5.86	5,235.3	392.8	7.50
8,362.7	391.0	4.67	7,830.9	373.6	4.78	7,014.9	397.9	5.69	6,605.9	475.4	7.21
761.3			698.6			646.1			623.3		
$9,124.0			$8,529.5			$7,661.0			$7,229.2		
$ 369.1	0.7	0.18	$ 366.0	0.6	0.16	$ 353.9	0.9	0.25	$ 346.8	2.7	0.78
2,311.1	11.6	0.50	2,183.9	9.2	0.42	1,735.2	10.1	0.58	1,297.1	18.3	1.41
768.3	15.6	2.03	834.4	22.3	2.67	891.2	31.2	3.51	914.4	44.3	4.85
177.7	3.0	1.69	138.6	2.4	1.74	169.5	4.4	2.60	188.8	8.2	4.34
3,626.2	30.9	0.85	3,522.9	34.5	0.98	3,149.8	46.6	1.48	2,747.1	73.5	2.68
2,039.5	29.3	1.44	1,937.7	29.2	1.50	1,846.5	41.4	2.24	1,588.1	78.4	4.94
5,665.7	60.2	1.06	5,460.6	63.7	1.17	4,996.3	88.0	1.76	4,335.2	151.9	3.51
1,106.8	18.1	1.64	964.1	14.4	1.50	792.1	17.3	2.19	983.2	45.5	4.62
9.5	0.1	1.10	11.6	0.1	0.87	29.0	0.4	1.46	44.5	1.5	3.45
1,116.3	18.2	1.63	975.7	14.5	1.49	821.1	17.7	2.16	1,027.7	47.0	4.57
407.3	13.7	3.36	345.8	13.5	3.91	160.5	10.6	6.60	166.3	11.0	6.59
7,189.3	92.1	1.28	6,782.1	91.7	1.35	5,977.9	116.3	1.95	5,529.2	209.9	3.80
927.5			833.3			831.3			927.9		
245.9			215.5			205.7			148.8		
8,362.7	92.1	1.10	7,830.9	91.7	1.18	7,014.9	116.3	1.67	6,605.9	209.9	3.19
0.4			0.1			0.1			–		
850.5			769.6			719.6			640.8		
(245.9)			(215.5)			(205.7)			(148.8)		
156.3			144.4			132.1			131.3		
$9,124.0			$8,529.5			$7,661.0			$7,229.2		
	298.9	3.57%		281.9	3.60%		281.6	4.02%		265.5	4.02%
	(4.5)			(4.8)			(5.1)			(6.6)	
	$294.4			$277.1			$276.5			$258.9	

FIVE-YEAR COMPARISON OF CONSOLIDATED AVERAGE STATEMENTS OF CONDITION

For the year ended December 31 (in millions)	2005	2004	2003	2002	2001
ASSETS					
Cash and due from banks	$ 229.2	$ 212.2	$ 190.2	$ 189.1	$ 215.8
Federal funds sold and securities purchased under agreements to resell	33.7	23.8	28.5	28.2	28.7
Investment securities:					
U.S. Treasury and government agencies	488.2	451.2	498.8	584.3	579.7
Obligations of state and political subdivisions	11.5	13.5	16.4	17.2	18.3
Preferred stock	94.0	120.9	118.4	86.4	87.1
Mortgage-backed securities	925.0	973.6	861.1	428.5	501.3
Other securities	357.9	309.3	247.7	179.0	155.5
Total investment securities	1,876.6	1,868.5	1,742.4	1,295.4	1,341.9
Loans:					
Commercial, financial, and agricultural	2,506.1	2,374.4	2,209.3	2,005.5	1,636.5
Real estate – construction	916.5	731.8	612.4	448.0	405.6
Mortgage – commercial	1,250.9	1,168.6	1,044.1	998.5	1,006.0
Total commercial loans	4,673.5	4,274.8	3,865.8	3,452.0	3,048.1
Mortgage – residential	438.6	453.8	585.2	777.1	906.2
Consumer loans	1,329.3	1,134.1	1,037.9	1,008.5	955.2
Loans secured with liquid collateral	605.7	607.7	571.1	453.7	325.8
Total retail loans	2,373.6	2,195.6	2,194.2	2,239.3	2,187.2
Total loans net of unearned income	7,047.1	6,470.4	6,060.0	5,691.3	5,235.3
Reserve for loan losses	(90.9)	(90.3)	(86.7)	(83.0)	(77.8)
Net loans	6,956.2	6,380.1	5,973.3	5,608.3	5,157.5
Premises and equipment	148.9	152.0	153.4	140.8	137.8
Goodwill	341.4	290.9	244.1	234.0	191.1
Other intangibles	41.5	31.1	22.1	12.2	7.1
Other assets	171.1	165.4	175.5	153.0	149.3
Total assets	$9,798.6	$9,124.0	$8,529.5	$7,661.0	$7,229.2
LIABILITIES AND STOCKHOLDERS' EQUITY					
Deposits:					
Noninterest-bearing demand	$ 992.0	$ 927.5	$ 833.3	$ 831.3	$ 927.9
Interest-bearing:					
Savings	344.9	369.1	366.0	353.9	346.8
Interest-bearing demand	2,303.8	2,311.1	2,183.9	1,735.2	1,297.1
Certificates under $100,000	824.4	768.3	834.4	891.2	914.4
Local certificates $100,000 and over	401.5	177.7	138.6	169.5	188.8
Total core deposits	4,866.6	4,553.7	4,356.2	3,981.1	3,675.0
National certificates $100,000 and over	2,306.6	2,039.5	1,937.7	1,846.5	1,588.1
Total deposits	7,173.2	6,593.2	6,293.9	5,827.6	5,263.1
Short-term borrowings:					
Federal funds purchased and securities sold under agreements to repurchase	1,096.3	1,106.8	964.1	792.1	983.2
U.S. Treasury demand	11.5	9.5	11.6	29.0	44.5
Total short-term borrowings	1,107.8	1,116.3	975.7	821.1	1,027.7
Other liabilities	167.0	156.3	144.4	132.1	131.3
Long-term debt	405.5	407.3	345.8	160.5	166.3
Total liabilities	8,853.5	8,273.1	7,759.8	6,941.3	6,588.4
Minority interest	0.2	0.4	0.1	0.1	–
Stockholders' equity	944.9	850.5	769.6	719.6	640.8
Total liabilities and stockholders' equity	$9,798.6	$9,124.0	$8,529.5	$7,661.0	$7,229.2

FIVE-YEAR COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (in millions, except share amounts)	2005	2004	2003	2002	2001
NET INTEREST INCOME					
Interest income	$516.6	$386.5	$368.8	$392.8	$468.8
Interest expense	187.7	92.1	91.7	116.3	209.9
Net interest income	328.9	294.4	277.1	276.5	258.9
Provision for loan losses	(11.8)	(15.6)	(21.6)	(22.0)	(19.9)
Net interest income after provision for loan losses	317.1	278.8	255.5	254.5	239.0
NONINTEREST INCOME					
Advisory fees:					
Wealth Advisory Services	172.1	155.6	140.4	126.9	109.6
Corporate Client Services	76.3	71.6	67.3	64.3	54.9
Cramer Rosenthal McGlynn	16.1	10.9	5.3	7.7	6.3
Roxbury Capital Management	1.4	1.6	(2.3)	8.6	14.2
Total advisory fees	265.9	239.7	210.7	207.5	185.0
Amortization of affiliate intangibles	(4.0)	(2.5)	(1.7)	(1.3)	(8.2)
Advisory fees after amortization of affiliate intangibles	261.9	237.2	209.0	206.2	176.8
Service charges on deposit accounts	28.1	31.4	32.3	29.9	27.2
Other noninterest income	22.5	18.6	22.2	24.1	22.5
Securities gains/(losses)	0.8	(0.5)	0.7	2.0	1.5
Total noninterest income	313.3	286.7	264.2	262.2	228.0
Net interest and noninterest income	630.4	565.5	519.7	516.7	467.0
NONINTEREST EXPENSE					
Salaries and wages	139.8	134.7	124.1	119.5	109.2
Incentives and bonuses	31.4	29.3	26.8	30.3	28.4
Employment benefits	47.2	40.7	35.6	32.6	29.2
Net occupancy	22.4	21.2	20.6	20.4	16.8
Furniture, equipment, and supplies	34.7	32.1	28.2	31.9	29.0
Other noninterest expense	88.0	86.0	76.7	75.2	64.3
Total noninterest expense	363.5	344.0	312.0	309.9	276.9
NET INCOME					
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	266.9	221.5	207.7	206.8	190.1
Applicable income taxes	93.6	78.7	72.2	73.0	66.0
Net income before minority interest and cumulative effect of change in accounting principle	173.3	142.8	135.5	133.8	124.1
Minority interest	0.3	0.9	1.1	0.6	–
Net income before cumulative effect of change in accounting principle	173.0	141.9	134.4	133.2	124.1
Cumulative effect of change in accounting principle (net of income taxes of $0.6 in 2001)	–	–	–	–	1.1
Net income	$173.0	$141.9	$134.4	$133.2	$125.2
Net income per share – basic:					
Before cumulative effect of change in accounting principle	$ 2.56	$ 2.12	$ 2.04	$ 2.03	$ 1.90
Cumulative effect of change in accounting principle	–	–	–	–	0.02
Net income per share – basic	$ 2.56	$ 2.12	$ 2.04	$ 2.03	$ 1.92
Net income per share – diluted:					
Before cumulative effect of change in accounting principle	$ 2.52	$ 2.09	$ 2.02	$ 2.01	$ 1.88
Cumulative effect of change in accounting principle	–	–	–	–	0.02
Net income per share – diluted	$ 2.52	$ 2.09	$ 2.02	$ 2.01	$ 1.90
Weighted average shares outstanding (in thousands)					
Basic	67,688	66,793	65,869	65,617	65,147
Diluted	68,570	67,755	66,536	66,301	65,942
Net income as a percentage of:					
Average total assets	1.77%	1.56%	1.58%	1.74%	1.73%
Average stockholders' equity	18.31%	16.68%	17.46%	18.51%	19.54%

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

For the year ended December 31 (in millions, except share amounts)	2005 Dec. 31	2005 Sept. 30	2005 June 30	2005 Mar. 31	2004 Dec. 31	2004 Sept. 30	2004 June 30	2004 Mar. 31
Interest income	$146.2	$134.9	$122.6	$112.9	$106.1	$ 97.8	$ 91.6	$ 91.0
Interest expense	58.7	51.2	42.5	35.3	29.7	23.8	19.4	19.2
Net interest income	87.5	83.7	80.1	77.6	76.4	74.0	72.2	71.8
Provision for loan losses	(2.0)	(2.9)	(3.8)	(3.1)	(4.0)	(2.9)	(3.2)	(5.5)
Net interest income after provision for loan losses	85.5	80.8	76.3	74.5	72.4	71.1	69.0	66.3
Noninterest income	79.8	79.7	76.4	76.6	75.5	68.8	70.2	72.7
Securities gains/(losses)	–	–	–	0.8	(1.1)	0.6	–	–
Net interest and noninterest income	165.3	160.5	152.7	151.9	146.8	140.5	139.2	139.0
Noninterest expense	92.8	91.8	89.6	89.3	91.5	86.9	82.4	83.2
Income before income taxes and minority interest	72.5	68.7	63.1	62.6	55.3	53.6	56.8	55.8
Applicable income taxes	24.3	24.2	22.6	22.5	19.8	19.2	19.9	19.8
Net income before minority interest	48.2	44.5	40.5	40.1	35.5	34.4	36.9	36.0
Minority interest	0.1	0.1	0.1	–	0.2	–	0.4	0.3
Net income	$ 48.1	$ 44.4	$ 40.4	$ 40.1	$ 35.3	$ 34.4	$ 36.5	$ 35.7
Net income per share – basic	$ 0.71	$ 0.66	$ 0.60	$ 0.59	$ 0.53	$ 0.51	$ 0.55	$ 0.54
Net income per share – diluted	$ 0.70	$ 0.65	$ 0.59	$ 0.59	$ 0.52	$ 0.50	$ 0.54	$ 0.53

CONSOLIDATED STATEMENTS OF CONDITION

As of December 31 (in millions, except share amounts)	2005	2004
ASSETS		
Cash and due from banks	$ 264.0	$ 248.6
Federal funds sold and securities purchased under agreements to resell	14.3	63.3
Investment securities available for sale	1,926.3	1,810.2
Investment securities held to maturity (market value of $2.6 in 2005 and $3.3 in 2004)	2.5	3.1
Loans:		
Commercial, financial, and agricultural	2,506.5	2,505.2
Real estate – construction	1,166.3	735.4
Mortgage – commercial	1,246.3	1,246.8
Total commercial loans	4,919.1	4,487.4
Mortgage – residential	455.5	431.3
Consumer loans	1,438.3	1,239.6
Loans secured with liquid collateral	584.8	604.7
Total retail loans	2,478.6	2,275.6
Total loans net of unearned income	7,397.7	6,763.0
Reserve for loan losses	(91.4)	(89.7)
Net loans	7,306.3	6,673.3
Premises and equipment, net	147.6	150.3
Goodwill, net of accumulated amortization of $29.8 in 2005 and 2004	348.3	337.0
Other intangible assets, net of accumulated amortization of $20.3 in 2005 and $15.0 in 2004	36.2	43.8
Accrued interest receivable	54.5	38.3
Other assets	128.1	142.3
Total assets	$10,228.1	$9,510.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 1,014.8	$1,118.8
Interest-bearing:		
Savings	326.3	355.5
Interest-bearing demand	2,360.0	2,442.5
Certificates under $100,000	923.0	765.4
Local certificates $100,000 and over	436.5	305.4
Total core deposits	5,060.6	4,987.6
National certificates $100,000 and over	2,228.6	1,884.3
Total deposits	7,289.2	6,871.9
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	1,355.6	1,120.2
U.S. Treasury demand deposits	18.1	37.1
Line of credit	–	–
Total short-term borrowings	1,373.7	1,157.3
Accrued interest payable	45.7	25.6
Other liabilities	105.9	141.4
Long-term debt	400.4	408.6
Total liabilities	9,214.9	8,604.8
Minority interest	0.2	0.1
Stockholders' equity:		
Common stock: $1.00 par value, authorized 150,000,000 shares, issued 78,528,346 shares	78.5	78.5
Capital surplus	103.9	95.2
Retained earnings	1,108.1	1,015.3
Accumulated other comprehensive income	(21.8)	(22.7)
Total contributed capital and retained earnings	1,268.7	1,166.3
Less treasury stock: 10,625,067 shares in 2005 and 11,122,924 shares in 2004, at cost	(255.7)	(261.0)
Total stockholders' equity	1,013.0	905.3
Total liabilities and stockholders' equity	$10,228.1	$9,510.2

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (in millions, except share amounts)	2005	2004	2003
NET INTEREST INCOME			
Interest and fees on loans	$436.6	$313.7	$301.1
Interest and dividends on investment securities:			
Taxable interest	72.4	64.2	59.5
Tax-exempt interest	0.6	0.8	0.9
Dividends	5.9	7.4	6.9
Interest on federal funds sold and securities purchased under agreements to resell	1.1	0.4	0.4
Total interest income	516.6	386.5	368.8
Interest on deposits	131.4	60.2	63.7
Interest on short-term borrowings	35.4	18.2	14.5
Interest on long-term debt	20.9	13.7	13.5
Total interest expense	187.7	92.1	91.7
Net interest income	328.9	294.4	277.1
Provision for loan losses	(11.8)	(15.6)	(21.6)
Net interest income after provision for loan losses	317.1	278.8	255.5
NONINTEREST INCOME			
Advisory fees:			
Wealth Advisory Services:			
Trust and investment advisory fees	121.9	110.2	97.1
Mutual fund fees	19.8	20.0	22.3
Planning and other services	30.4	25.4	21.0
Total Wealth Advisory Services	172.1	155.6	140.4
Corporate Client Services:			
Capital markets services	33.8	31.1	31.4
Entity management services	23.6	22.6	20.9
Retirement services	13.3	11.8	9.8
Cash management services	5.6	6.1	5.2
Total Corporate Client Services	76.3	71.6	67.3
Cramer Rosenthal McGlynn	16.1	10.9	5.3
Roxbury Capital Management	1.4	1.6	(2.3)
Total advisory fees	265.9	239.7	210.7
Amortization of affiliate intangibles	(4.0)	(2.5)	(1.7)
Advisory fees after amortization of affiliate intangibles	261.9	237.2	209.0
Service charges on deposit accounts	28.1	31.4	32.3
Loan fees and late charges	7.2	6.1	8.1
Card fees	8.1	8.6	9.4
Other noninterest income	7.2	3.9	4.7
Securities gains/(losses)	0.8	(0.5)	0.7
Total noninterest income	313.3	286.7	264.2
Net interest and noninterest income	$630.4	$565.5	$519.7

(CONTINUED)

For the year ended December 31 (in millions, except share amounts)	2005	2004	2003
NONINTEREST EXPENSE			
Salaries and wages	$139.8	$134.7	$124.1
Incentives and bonuses	31.4	29.3	26.8
Employment benefits	47.2	40.7	35.6
Net occupancy	22.4	21.2	20.6
Furniture, equipment, and supplies	34.7	32.1	28.2
Advertising and contributions	9.1	8.5	8.0
Servicing and consulting fees	10.2	11.6	10.2
Subadvisor expense	9.4	9.5	6.1
Travel, entertainment, and training	8.8	8.7	6.9
Originating and processing fees	10.5	9.0	7.8
Other noninterest expense	40.0	38.7	37.7
Total noninterest expense	363.5	344.0	312.0
NET INCOME			
Income before income taxes and minority interest	266.9	221.5	207.7
Income tax expense	93.6	78.7	72.2
Net income before minority interest	$173.3	$142.8	$135.5
Minority interest	0.3	0.9	1.1
Net income	$173.0	$141.9	$134.4
Net income per share:			
Basic	$ 2.56	$ 2.12	$ 2.04
Diluted	$ 2.52	$ 2.09	$ 2.02
Weighted average shares outstanding (in thousands):			
Basic	67,688	66,793	65,869
Diluted	68,570	67,755	66,536

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions, except share amounts)	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury stock	Total
2005						
Balance at January 1, 2005	$ 78.5	$ 95.2	$1,015.3	$(22.7)	$(261.0)	$ 905.3
Comprehensive income:						
Net income	–	–	173.0	–	–	173.0
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(10.3)	–	–	–	(18.3)	–	(18.3)
Reclassification adjustment for security gains included in net income, net of income taxes of $(0.3)	–	–	–	(0.5)	–	(0.5)
Net unrealized losses on securities				(18.8)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.1)	–	(0.1)
Foreign currency translation adjustments net of income taxes of $(0.2)	–	–	–	(0.5)	–	(0.5)
Minimum pension/SERP liability adjustment, net of income taxes of $10.9	–	–	–	20.3	–	20.3
Total comprehensive income						173.9
Cash dividends paid – $1.185 per share	–	–	(80.2)	–	–	(80.2)
Common stock issued under employment benefit plans and to the Board of Directors (551,509 shares issued)	–	8.7	–	–	7.2	15.9
Acquisition of treasury stock (53,652 shares acquired)	–	–	–	–	(1.9)	(1.9)
Balance at December 31, 2005	$ 78.5	$103.9	$1,108.1	$(21.8)	$(255.7)	$1,013.0
2004						
Balance at January 1, 2004	$ 78.5	$ 54.6	$ 948.4	$(16.1)	$(264.6)	$ 800.8
Comprehensive income:						
Net income	–	–	141.9	–	–	141.9
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(2.3)	–	–	–	(4.1)	–	(4.1)
Reclassification adjustment for security losses included in net income, net of income taxes of $0.2	–	–	–	0.3	–	0.3
Net unrealized losses on securities				(3.8)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments net of income taxes of $(0.0)	–	–	–	0.1	–	0.1
Minimum pension/SERP liability adjustment, net of income taxes of $(1.5)	–	–	–	(2.7)	–	(2.7)
Total comprehensive income						135.3
Cash dividends paid – $1.125 per share	–	–	(75.0)	–	–	(75.0)
Common stock issued under employment benefit plans and to the Board of Directors (575,660 shares issued)	–	8.4	–	–	7.3	15.7
Common stock issued for purchase of subsidiary (1,316,654 shares issued)	–	32.2	–	–	16.2	48.4
Acquisition of treasury stock (550,224 shares acquired)	–	–	–	–	(19.9)	(19.9)
Balance at December 31, 2004	$ 78.5	$ 95.2	$1,015.3	$(22.7)	$(261.0)	$ 905.3

(CONTINUED)

(In millions, except share amounts)	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income/(loss)	Treasury stock	Total
2003						
Balance at January 1, 2003	$ 78.5	$49.2	$ 884.2	$ (1.2)	$(269.4)	$ 741.3
Comprehensive income:						
Net income	–	–	134.4	–	–	134.4
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(5.5)	–	–	–	(10.0)	–	(10.0)
Reclassification adjustment for security gains included in net income, net of income taxes of $(0.3)	–	–	–	(0.4)	–	(0.4)
Net unrealized losses on securities				(10.4)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments net of income taxes of $(0.1)	–	–	–	0.2	–	0.2
Minimum pension/SERP liability adjustment, net of income taxes of $(2.3)	–	–	–	(4.5)	–	(4.5)
Total comprehensive income						119.5
Cash dividends paid – $1.065 per share	–	–	(70.2)	–	–	(70.2)
Common stock issued under employment benefit plans and to the Board of Directors (471,222 shares issued)	–	5.4	–	–	5.9	11.3
Acquisition of treasury stock (35,635 shares acquired)	–	–	–	–	(1.1)	(1.1)
Balance at December 31, 2003	$ 78.5	$54.6	$ 948.4	$(16.1)	$(264.6)	$ 800.8

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in millions)	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ 173.0	$ 141.9	$ 134.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	11.8	15.6	21.6
Provision for depreciation and other amortization	19.3	19.6	18.6
Amortization of intangible assets	5.3	3.9	3.0
Minority interest in net income	0.3	0.9	1.1
Amortization of discounts and premiums on investment securities available for sale	3.8	12.1	14.7
Deferred income taxes	6.5	9.0	(5.3)
Originations of residential mortgages available for sale	(114.0)	(78.5)	(198.2)
Gross proceeds from sales of residential mortgages	115.6	79.9	201.5
Gains on sales of residential mortgages	(1.6)	(1.4)	(3.3)
Securities (gains)/losses	(0.8)	0.5	(0.7)
Employer pension contributions	(25.0)	(12.0)	(15.0)
Income tax benefit realized on employee exercise of stock options	1.1	1.2	0.8
(Increase)/decrease in other assets	(25.9)	(14.3)	7.1
Increase in other liabilities	40.6	20.4	16.8
Net cash provided by operating activities	$ 210.0	$ 198.8	$ 197.1
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	$ 28.4	$ 67.4	$ 19.6
Proceeds from maturities of investment securities available for sale	528.4	1,360.3	1,061.1
Proceeds from maturities of investment securities held to maturity	0.7	1.1	0.6
Purchases of investment securities available for sale	(705.3)	(1,381.2)	(1,642.2)
Purchases of investment securities held to maturity	(0.1)	–	–
Investments in affiliates	–	(15.7)	(5.9)
Cash paid for purchase of subsidiary	(0.6)	(56.1)	–
Purchase of minority interest	–	(1.4)	–
Purchases of residential mortgages	(9.4)	(9.9)	(5.2)
Net increase in loans	(635.4)	(543.6)	(211.9)
Purchases of premises and equipment	(17.0)	(42.1)	(27.6)
Dispositions of premises and equipment	0.8	24.9	12.2
Net cash used for investing activities	$(809.5)	$ (596.3)	$ (799.3)

(CONTINUED)

For the year ended December 31 (in millions)	2005	2004	2003
FINANCING ACTIVITIES			
Net (decrease)/increase in demand, savings, and interest-bearing demand deposits	$(215.7)	$ 158.2	$ 386.1
Net increase/(decrease) in certificates of deposit	633.0	136.5	(146.0)
Net increase in federal funds purchased and securities sold under agreements to repurchase	235.4	299.7	161.7
Net (decrease)/increase in U.S. Treasury demand	(19.0)	(11.2)	6.4
Proceeds from issuance of long-term debt	–	–	246.6
Net decrease in line of credit	–	(8.0)	(26.0)
Cash dividends	(80.2)	(75.0)	(70.2)
Distributions to minority shareholders	(0.2)	(0.8)	(0.9)
Proceeds from common stock issued under employment benefit plans	14.8	15.7	10.5
Payments for common stock acquired through buybacks	(1.9)	(19.9)	(1.1)
Net cash provided by financing activities	566.2	495.2	567.1
Effect of foreign currency translation on cash	(0.3)	0.2	0.2
(Decrease)/increase in cash and cash equivalents	(33.6)	97.9	(34.9)
Cash and cash equivalents at beginning of year	311.9	214.0	248.9
Cash and cash equivalents at end of year	$ 278.3	$ 311.9	$ 214.0
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 167.6	$ 90.1	$ 97.8
Taxes	80.5	81.8	63.3
Liabilities were assumed in conjunction with the acquisitions of Wilmington Trust Investment Management, LLC; Wilmington Trust SP Services (London) Limited; Rodney Square Investors, L.P.; Cramer Rosenthal McGlynn, LLC; Roxbury Capital Management, LLC; Camden Partners Holdings, LLC; Charleston Captive Management Company; and Grant Tani Barash & Altman, LLC, as follows:			
Book value of assets acquired	$ 0.1	$ 5.3	$ 5.9
Goodwill and other intangible assets acquired	12.6	116.9	–
Common stock issued	–	(48.4)	–
Cash paid	(0.6)	(71.8)	(5.9)
Liabilities assumed	$ 12.1	$ 2.0	$ –

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

NATURE OF BUSINESS

Wilmington Trust Corporation (the Corporation) is (we are) a Delaware corporation and a financial holding company under the Bank Holding Company Act. We are a relationship management company that helps clients increase and preserve their wealth. We do this by engaging in fiduciary, wealth management, investment advisory, financial planning, insurance, broker-dealer services, deposit taking, and lending activities.

We manage our company through three businesses, each of which targets specific types of clients, provides different kinds of services, and has a different geographic scope. Because we actively seek to deepen our client relationships to the fullest extent possible, many of our clients use services from more than one and, in some cases, all three of these businesses:

- **Regional Banking.** We offer Regional Banking services throughout the Delaware Valley region, which we define as the state of Delaware; areas that are geographically adjacent to Delaware along the I-95 corridor from Princeton, New Jersey, to Baltimore, Maryland; and Maryland's Eastern Shore. We offer commercial banking services that target family-owned or closely held businesses with annual sales of up to $250 million throughout this region. We target our retail banking activities to clients in the state of Delaware.

  Our lending services include commercial loans, commercial and residential mortgages, and construction and consumer loans. Our deposit products include demand checking, certificates of deposit, negotiable order of withdrawal accounts, and various savings and money market accounts.

- **Corporate Client Services.** This business serves national and multinational institutions with a variety of trust, custody, administrative, and investment management services that support capital markets transactions, entity management, and retirement plans.

  The capital markets component of this business provides services that support structured finance transactions like securitizations and leveraged leases. The entity management component helps clients establish "nexus," or legal presence, in jurisdictions in the United States, Caribbean, and Europe with favorable legal and tax considerations, and provides captive insurance management services. The retirement services component provides trust and custodian services for retirement plans.

- **Wealth Advisory Services.** This business serves high net worth clients in all 50 states. It offers financial planning, asset management, investment counseling, trust services, estate settlement, private banking, tax preparation, mutual fund services, broker-dealer services, insurance services, business management services, and family office services.

  The investment services we offer feature a combination of proprietary and independent advisors; forward-looking asset allocation; a blend of active and index funds; and tactical rebalancing. Our planning services help high net worth individuals and families preserve and protect their wealth; minimize taxes; transfer wealth to future generations; support charitable endeavors; and manage their business affairs.

We provide our services through various legal entities and subsidiaries that we own wholly or in part. Our primary wholly owned subsidiary is Wilmington Trust Company (WTC), a Delaware-chartered bank and trust company formed in 1903. We have 46 branch offices in Delaware.

We own two other depository institutions through which we conduct business in the United States outside of Delaware:

- Wilmington Trust of Pennsylvania (WTPA), a Pennsylvania-chartered bank and trust company. WTPA has four offices: one each in center city Philadelphia, Doylestown, Villanova, and West Chester, Pennsylvania.
- Wilmington Trust FSB (WTFSB), a federally chartered savings bank and registered investment advisor, through which we conduct business from two offices in California, four offices in Florida, two offices in Maryland, and one office each in Georgia, Nevada, New Jersey, and New York.

We also own other registered investment advisors:

- Rodney Square Management Corporation (RSMC), which oversees the Wilmington family of mutual funds.
- Wilmington Trust Investment Management, LLC (WTIM), which sets our investment and asset allocation policies, and selects the independent asset managers we use in our investment consulting services. Prior to January 2005, WTIM was known as Balentine & Company, LLC.
- Grant Tani Barash & Altman, LLC (GTBA) and Grant, Tani, Barash & Altman Management, Inc. GTBA is the Beverly Hills-based firm through which we offer business management and family office services.

We also own three investment holding companies:

- WT Investments, Inc. (WTI), which holds interests in five asset management firms: our two money manager affiliates, Cramer Rosenthal McGlynn, LLC (CRM) and Roxbury Capital Management, LLC (RCM); Clemente Capital, Inc.; Camden Partners Holding, LLC; and Camden Partners Private Equity Advisors, LLC.

- Wilmington Trust (UK) Limited (WTL), through which we conduct business outside the United States through Wilmington Trust SP Services (London) Limited and its subsidiaries. Prior to January 2006, Wilmington Trust SP Services (London) Limited was known as SPV Management Limited.
- GTBA Holdings, Inc. (GTBAH), through which we conduct the business of GTBA and Grant, Tani, Barash & Altman Management, Inc.

In addition to the locations noted above, we and our affiliates have offices in South Carolina; Vermont; the Cayman Islands; the Channel Islands; Dublin, Ireland; and London, England.

We compete for deposits, loans, assets under management, and the opportunity to provide trust, brokerage, and other services related to financial planning and management. Our competitors include other trust companies, full-service banks, deposit-taking institutions, mortgage lenders, credit card issuers, credit acceptance corporations, securities dealers, asset managers, investment advisors, mutual fund companies, insurance companies, and other financial institutions.

We are subject to the regulations of, and undergo periodic examinations by, the Federal Reserve Bank, Federal Deposit Insurance Corporation, Office of Thrift Supervision, Delaware Department of Banking, Pennsylvania Department of Banking, other U.S. federal and state regulatory agencies, and the regulatory agencies of other countries in which we do business.

BASIS OF PRESENTATION

We maintain our accounting records and prepare our financial statements on the accrual basis of accounting. This basis conforms to U.S. generally accepted accounting principles (GAAP), and with reporting practices prescribed for the banking industry. Using these principles, we make estimates and assumptions about the reserve for loan losses; stock-based employee compensation; revenue recognition from the Corporate Client Services business and our affiliate money managers; goodwill impairments; loan origination fees; and mortgage servicing assets.

The estimates and assumptions we make affect the amounts we report in our financial statements and notes. Actual results may differ from our estimates.

Our consolidated financial statements include the accounts of Wilmington Trust Corporation and WTC, WTPA, WTFSB, RSMC, WTIM, WTI, WTL, and GTBAH. We eliminate intercompany balances and transactions in consolidation. We have reclassified certain prior year amounts to conform to current year presentation.

ACCOUNTING POLICIES

Cash. We define cash and cash equivalents as those amounts included in our balance sheet as "Cash and due from banks" and "Federal funds sold and securities purchased under agreements to resell."

Investment securities. We classify debt securities that we have the intent and ability to hold until they mature as "held to maturity," and carry them at historical cost, adjusted for any amortization of premium or accretion of discount. We carry marketable equity and debt securities classified as "available for sale" at fair value, and we report their unrealized gains and losses, net of taxes, as part of "Other comprehensive income" within stockholders' equity.

We include realized gains and losses, and declines in value judged to be other than temporary, in earnings. We use the specific identification method to determine the cost of a security we have sold. We amortize premiums and accrete discounts as an adjustment of a security's yield using the interest method, adjusted for the effects of prepayments on the underlying assets.

Loans. We generally state loans at their outstanding unpaid principal balance, net of any deferred fees or costs on originated loans, and net of any unamortized premiums or discounts on purchased loans. We accrue and recognize interest income based on the principal amount outstanding. We defer loan origination and commitment fees, net of certain direct origination costs, and we amortize the net amounts over the contractual lives of the loans as adjustments to the yield, using the interest method.

When we doubt that we will be able to collect interest or principal, we stop accruing interest. We consider a loan impaired when it is probable that the borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. We generally place loans, including those determined impaired under Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," on nonaccrual status after they have become 90 days past due. For installment and revolving consumer loans, we accrue interest income until we charge off the loan, which generally occurs when installment loans are 120 days past due and revolving consumer loans are 180 days past due. We continue to pursue collection on nonaccruing loans.

We return loans to accrual status when all principal and interest delinquencies become current, and when we are reasonably assured that contractual payments will continue. Normally this occurs after six months of satisfactory payment performance.

Reserve for loan losses. We establish the reserve for loan losses by charging a provision for loan losses against income. We reassess the reserve quarterly, and we charge loans deemed uncollectible against the reserve quarterly. We credit recoveries, if any, to the reserve.

Our policy is to maintain a reserve for loan losses that is our best estimate of known and inherent estimated losses, based on subjective judgments regarding loan collectibility. The process we use to calculate the reserve has provided an appropriate reserve over an extended period of time, and we believe that our methodology is sound.

Staff members who do not have lending responsibilities evaluate the reserve quarterly. In evaluating the reserve, we consider current micro- and macro-economic factors, historical net loss experience, current delinquency trends, and movement within our internal risk rating classifications, among other matters. We have established the reserve in accordance with GAAP, and we have applied our reserve methodology consistently for all periods presented.

For commercial loans, we maintain reserve allocations at various levels. We typically establish impairment reserve allocations for nonperforming commercial loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." These impairment reserves are based on the present value of anticipated cash flows discounted at the loan's effective interest rate at the date the loan is determined to be impaired or, for collateral-dependent loans, the fair value of the collateral. For collateral-dependent loans, we obtain appraisals for all significant properties. Specific reserve allocations represent subjective estimates of probable losses and consider estimated collateral shortfalls.

For all commercial loans and letters of credit that are not subject to specific impairment allocations, we assign a general reserve based on an eight-point risk rating classification system that we maintain internally. The definitions and reserve allocation percentages for all adverse classifications are consistent with current regulatory guidelines.

For retail loans, we use historical trend data to determine reserve allocations. We establish specific allocations for problem credits we have identified, which typically represent loans that are nearing our policy guidelines for charge-off recognition. We establish general allocations for the remainder of the retail portfolio by applying a ratio to the outstanding balances that considers the net loss experience recognized over a historical period for the respective loan product. We adjust the allocations as necessary.

A portion of the reserve remains unallocated. This portion represents probable or inherent losses caused by certain business conditions for which we have not accounted otherwise. These conditions include current economic and market conditions, the complexity of the loan portfolio, payment performance, migration within the internal risk rating classification, the amount of loans we seriously doubt will be repaid, the impact of litigation, and bankruptcy trends.

Various regulatory agencies, as an integral part of their examination processes, periodically review the reserves of our banking affiliates. These agencies base their judgments on information that is available to them when they conduct their examinations, and they may require us to adjust the reserve.

Determining the reserve is inherently subjective. Estimates we make, including estimates of the amounts and timing of payments we expect to receive on impaired loans, may be susceptible to significant change. If actual circumstances differ substantially from the assumptions we used to determine the reserve, future adjustments to the reserve may be necessary, which could have a material effect on our financial performance.

Premises and equipment. We record premises and equipment at cost, less accumulated depreciation. We capitalize and depreciate improvements on the straight-line basis over the estimated useful life of the asset as follows:

- Buildings and improvements over an estimated useful life of 39 years.
- Leasehold improvements over the lesser of the assets' useful life or the life of the lease plus renewal options.
- Furniture and equipment over the lesser of the asset's useful life or an estimated useful life of three, five, or seven years.

We include gains or losses on dispositions of property and equipment in income as they are realized.

Goodwill and other intangible assets. In 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the requirement to amortize goodwill, and substituted impairment testing in its place. The purpose of impairment testing is to ensure that an amount we record for goodwill does not exceed the asset's actual fair value. We test for impairment annually, using a methodology that is consistent with how the value of the associated asset was assigned originally. If this testing indicates that the fair value of the asset is less than its book value, we are required to record an impairment expense. Impairment testing may cause more volatility in reported income than amortization of goodwill, because impairment losses are likely to occur irregularly and in varying amounts.

All of the goodwill on our books is related to acquisitions we have made and firms in which we have invested, such as affiliate money managers CRM and RCM. A substantial and permanent loss of either client accounts and/or assets under management at these firms would trigger impairment testing using a discounted cash flow approach. A decline in the fair value of our investment in any of these firms could cause us to record an impairment expense.

We amortize other intangible assets on the straight-line or sum-of-the years'-digits basis over the estimated useful life of the asset. We currently amortize mortgage servicing rights over an estimated useful life of approximately eight years, and client lists over an estimated useful life of 15 to 20 years.

Other real estate owned (OREO). OREO consists of assets that we have acquired through foreclosure, by accepting a deed in lieu of foreclosure, or by taking possession of assets that were used as loan collateral. We report OREO as a component of "Other assets" on our balance sheet at the lower of their cost or estimated fair value less cost to sell, adjusted periodically based on current appraisals.

Derivative financial instruments. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires us to recognize all derivative financial instruments in our Statement of Condition at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings immediately. To determine fair value, we use external pricing models that use assumptions about market conditions and risks that are current as of the reporting date.

We enter into derivative instruments such as interest rate swaps and floors to help us manage interest rate risk and to help reduce the impact of fluctuating interest rates within identifiable asset categories, principally floating-rate commercial loans and commercial mortgage loans. We also have used interest rate swaps in conjunction with our subordinated long-term debt issues.

We employ interest rate swaps to accommodate the needs of our clients. Clients may convert floating-rate loan payments to fixed-rate loan payments, without exposing us to interest rate risk, by entering into an interest rate swap contract with us. We then offset this interest rate risk by entering into a mirror swap with a third party. In the mirror swap, the third party exchanges the client's fixed-interest-rate payments for floating-rate payments. We retain the credit risk associated with the potential failure of counterparties.

Swaps are contracts to exchange, at specified intervals, the difference between fixed- and floating-rate interest amounts computed on contractual notional principal amounts. Floors are contracts that generate interest payments to us that are based on the difference between the floating-rate index and a predetermined strike rate of the specific floor when the index is below the strike rate. When the index is equal to or above the strike rate, we do not receive or make any payments.

Changes in the fair value of the floors attributed to the change in "time value" are excluded when assessing the hedge's effectiveness, and are recorded to "Other noninterest income" on our income statement. Changes in fair value that are determined to be ineffective also are recorded to "Other noninterest income" on the income statement. The effective portion of the change in fair value is recorded in "Other comprehensive income" on our balance sheet. For more information about the fair value of derivatives, please refer to Note 13, "Fair value of financial instruments," on page 74 of this report.

We do not hold or issue derivative financial instruments for trading purposes.

Revenue recognition. With the exception of nonaccrual loans, we recognize all sources of income on the accrual basis. This includes interest income, advisory fees, service charges, loan fees, late charges, and other noninterest income. We recognize interest income from nonaccrual loans on the cash basis.

Stock-based compensation plans. Prior to the first quarter of 2006, we accounted for stock-based employee compensation plans under the "intrinsic value" approach, in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, rather than under the "fair value" approach prescribed in SFAS No. 123, "Accounting for Stock-based Compensation." The "intrinsic value" approach limited the compensation expense to the excess of a stock option's market price on the grant date over the option's exercise price. Since our stock-based employee compensation option plans have exercise prices equal to market values on the grant date, no compensation expense was recognized in the financial statements. The "fair value" approach under SFAS No. 123 took into account the time value of the option and generally resulted in compensation expense being recorded when the option is granted.

Each year since the inception of SFAS No. 123, we have disclosed, in this report and in our quarterly Form 10-Q reports, what the earnings impact would have been had we followed the "fair value" approach under SFAS No. 123. If we had accounted for stock-based compensation under SFAS No. 123, our net income would have been as shown in the following pro forma disclosure. We used a Black-Scholes option pricing model to determine stock compensation expense.

Stock-based compensation pro forma disclosure

(In millions, except per share data)	2005	2004	2003
Net income as reported	$173.0	$141.9	$134.4
Expense determined under "fair value" method, net of related tax effects	(5.9)	(5.1)	(3.9)
Pro forma net income	$167.1	$136.8	$130.5
Basic earnings per share reported	$ 2.56	$ 2.12	$ 2.04
Basic earnings per share pro forma	$ 2.47	$ 2.05	$ 1.98
Diluted earnings per share reported	$ 2.52	$ 2.09	$ 2.02
Diluted earnings per share pro forma	$ 2.44	$ 2.02	$ 1.96

When we make grants of restricted stock to certain employees, we amortize the value of the award into compensation expense over the applicable vesting period, and we record forfeitures as they are incurred. During the vesting period, award holders have the rights of stockholders, including the right to vote and receive cash dividends, but they may not transfer ownership of the stock.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised), which disallows the use of the "intrinsic value" approach beginning with the first quarter of 2006. SFAS No. 123 (revised) will require us to recognize in our income statement the expenses associated with the value, over their vesting periods, of all stock options granted.

Beginning with the first quarter of 2006, we will use the retrospective method of adopting SFAS No. 123 (revised). This means we will restate earnings back to 1995 to reflect the compensation expense associated with stock options granted and vested during that period.

The full impact of this restatement currently is not known. We do not expect any material difference, however, between the restated results and those previously disclosed in our footnotes.

For more information about our stock-based compensation plans, please refer to Note 18, "Stock-based compensation," on page 82 of this report.

Income taxes. We use the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized.

Our consolidated federal tax return excludes subsidiaries Brandywine Life Insurance Company; Rodney Square Investors, L.P.; Wilmington Trust (Cayman), Ltd.; Wilmington Trust (Channel Islands), Ltd.; and WTL. Subsidiaries Brandywine Life Insurance Company and Rodney Square Investors, L.P., file federal tax returns separately. Wilmington Trust (Cayman), Ltd.; Wilmington Trust (Channel Islands), Ltd.; and WTL are foreign companies not subject to U.S. federal income taxes.

We record low-income housing and rehabilitation investment tax credits using the equity and the effective yield methods, respectively, in accordance with Emerging Issues Task Force (EITF) Abstract No. 94-1.

Per-share data. We use the weighted average number of shares outstanding during each year to calculate basic net income per share. Diluted net income per share includes the dilutive effect of shares issuable under stock option plans. For more information about our earnings per share calculations, please refer to Note 20, "Earnings per share," on page 85 of this report.

Comprehensive income. In accordance with SFAS No. 130, "Reporting Comprehensive Income," we include unrealized gains or losses on our available-for-sale securities, additional minimum pension liabilities, derivative gains and losses related to cash flow hedges, and foreign currency translation adjustments in comprehensive income.

2. Recent accounting pronouncements

SFAS No. 123 (revised). For a description of this pronouncement and its expected effect on our consolidated financial statements, please refer to the section on "Stock-based compensation" in Note 1, "Summary of significant accounting policies."

SFAS No. 154. In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 changes the accounting for and reporting of a voluntary change in accounting principle and replaces APB Opinion No. 20 and SFAS No. 3. Under Opinion No. 20, most changes in accounting principle were reported in the income statement of the period of change as a cumulative adjustment. However, under SFAS No. 154, a voluntary change in accounting principle must be shown retrospectively in the financial statements, if practicable, for all periods presented. In cases where retrospective application is impracticable, an adjustment to the assets and liabilities and a corresponding adjustment to retained earnings can be made as of the beginning of the earliest period for which retrospective application is practicable, rather than being reported in the income statement.

SFAS No. 155. In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to permit fair value remeasurement of any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the entire instrument is accounted for on the fair value basis. Also, SFAS No.155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets," by eliminating the prohibition on a qualified special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 will be effective for all financial instruments acquired or issued in our fiscal year beginning on January 1, 2007. We do not expect SFAS No. 155 to have a material impact on our financial statements.

3. Affiliates and acquisitions

Cramer Rosenthal McGlynn. WT Investments, Inc. (WTI) has an equity interest in Cramer Rosenthal McGlynn, LLC (CRM), an investment advisory firm with offices in New York City and White Plains, New York. CRM specializes in value-style equity and hedge fund investing for institutional clients and wealthy individuals and families.

WTI acquired its first interest, and the ability to increase its interest in the future, in CRM on January 2, 1998. The following table shows how WTI's ownership position has changed since then.

At December 31	2005	2004	2003	2002	2001	2000	1999
WTI interest in CRM (%)	77.24	77.24	69.14	63.47	56.53	56.53	34.00

Under the CRM acquisition agreement, principal members and certain key employees (principals) of CRM were granted options to purchase interests in CRM. If all of these options had been exercised at December 31, 2005, WTI's equity interest would have been reduced to 54.02%.

The acquisition agreement also allows these same principals, subject to certain restrictions, to put their interests in CRM to WTI, which would increase WTI's equity interest. Conversely, WTI, subject to certain restrictions, may call interests held by principals of CRM, which also would increase WTI's equity interest. In the event of a change in control of the Corporation, the principals of CRM may call the interests held by WTI and retain ownership.

We account for WTI's investment in CRM under the equity method of accounting, and record it in the "Goodwill," "Other intangible assets," and "Other assets" lines of our Consolidated Statements of Condition. We do not consolidate CRM's financial results with ours, in part because other CRM owners retain control over certain governance matters. We record income from CRM, net of expenses, in our Consolidated Statements of Income. The amounts recorded reflect WTI's ownership position in CRM as of the dates of the Statements.

Roxbury Capital Management. On July 31, 1998, WTI acquired 100% of the preferred interests of Roxbury Capital Management, LLC (RCM), an asset management firm headquartered in Santa Monica, California. RCM manages fixed income, core equity, and small-, mid-, and large-capitalization growth-style equity investments for institutional and individual clients.

This transaction entitles WTI to a preferred profits interest equal to 30% of RCM's revenues. In 2000, WTI acquired 10.96% of the common interests of RCM. The following table shows how WTI's ownership position has changed since its initial investment.

At December 31	2005	2004	2003	2002	2001
WTI ownership of RCM's preferred profits (%)	30	30	30	30	30
WTI ownership of RCM's common interests (%)	41.23	41.23	41.23	40.91	40.25

Under the RCM acquisition agreement, principal members and certain key employees (principals) of RCM were granted options to purchase common interests in RCM that were owned by WTI. If all of these options had been exercised at December 31, 2005, WTI's common interests would have been reduced to 34.30%.

The acquisition agreement also allows these same principals to put their common interests in RCM to WTI, which would increase WTI's ownership. Conversely, WTI, subject to certain restrictions, may call common interests held by principals of RCM, which also would increase WTI's ownership.

We account for WTI's investment in RCM under the equity method of accounting, and record it in the "Goodwill," "Other intangible assets," and "Other assets" lines of our Consolidated Statements of Condition. We do not consolidate RCM's financial results with ours, in part because other RCM owners retain control over certain governance matters. We record income from RCM, net of expenses, in our Consolidated Statements of Income. The amount recorded reflects WTI's preferred and common ownership position in RCM as of the dates of the Statements.

Underlying equity in affiliate asset manager transactions. The excess of the carrying value over the underlying equity resulting from the CRM and RCM transactions was $241.7 million and $242.4 million at December 31, 2005 and 2004, respectively.

Wilmington Trust Investment Management. On January 2, 2002, WTI acquired an 80% interest (and the ability to acquire additional ownership in the future) in Balentine & Company, LLC (Balentine), an investment counseling firm headquartered in Atlanta, Georgia. In January 2005, Balentine changed its name to Wilmington Trust Investment Management, LLC (WTIM). WTIM selects and monitors independent managers across all asset classes.

The original terms of the Balentine agreement entitled certain Balentine principals to receive payments in the form of Wilmington Trust common stock in 2005, 2006, and 2007, and cash for their limited liability company interests. In June 2004, the parties agreed to accelerate the stock and cash payments, and the principals agreed to sell their minority interest. The transaction was completed on July 1, 2004. We accounted for the Balentine transaction under the purchase method of accounting. We have consolidated WTIM's financial results in our financial statements since January 2002.

Camden Partners. On February 22, 2002, WTI acquired a 25% equity interest in Camden Partners Holdings, LLC (Camden), a Baltimore-based private equity firm that organizes venture capital and corporate finance funds. WTI's investment in Camden increased to 31.25% in 2003 and did not change in 2004 or 2005. We account for the Camden transaction under the equity method of accounting. We do not consolidate Camden's results in our financial statements.

Wilmington Trust SP Services (London) Limited. On April 25, 2002, Wilmington Trust (UK) Limited (WTL) acquired 100% of SPV Management Limited (SPV), a financial services firm headquartered in London, England, that provides management, administrative, and trustee services in asset securitization transactions for institutional clients outside the United States who use special purpose vehicles. We account for the SPV transaction under the purchase method of accounting. We have consolidated SPV's financial results in our financial statements since April 2002. On January 2, 2006, we changed the name of SPV to Wilmington Trust SP Services (London) Limited.

Grant Tani Barash & Altman. On October 1, 2004, GTBA Holdings, Inc. (GTBAH) acquired a 90% interest in Grant Tani Barash & Altman, LLC (GTBA), a firm based in Beverly Hills, California, that provides business management services for high-net-worth clients. GTBA's services include bookkeeping, cash flow management, budgeting, investment management, tax preparation, tax planning, insurance consultation, and other services.

The acquisition agreement allows principal members (principals), subject to certain restrictions, to put their interests in GTBA to GTBAH, which would increase GTBAH's equity interest. Conversely, GTBAH, subject to certain restrictions, may call interests held by principals of GTBA, which would increase GTBAH's equity interest. In the event of a change in control of the Corporation, the principals of GTBA can either put their interests to us, or call the interests held by GTBAH and retain ownership.

We account for the GTBA transaction under the purchase method of accounting. We have consolidated GTBA's financial results in our financial statements since October 2004.

4. Restrictions on cash and due from banks

The Federal Reserve Board requires banks to maintain cash reserves against certain categories of average deposit liabilities. Such reserves averaged $26.3 million and $21.6 million during 2005 and 2004, respectively.

5. Investment securities

Amortized cost and estimated market values of securities available for sale

(In millions)	Amortized cost		Gross unrealized		Estimated market value	
	Debt	Equity	Gains	Losses	Debt	Equity
BALANCE AT DECEMBER 31, 2005						
U.S. Treasury and government agencies	$ 580.7	$ –	$ –	$ (8.8)	$ 571.9	$ –
Obligations of state and political subdivisions	8.8	–	0.2	–	9.0	–
Other securities:						
Preferred stock	–	91.4	0.6	(1.4)	–	90.6
Mortgage-backed securities	877.2	–	0.3	(25.6)	851.9	–
Other debt securities	365.7	–	2.6	(1.6)	366.7	–
Other marketable equity securities	–	36.1	0.1	–	–	36.2
Total investment securities available for sale at December 31, 2005	$1,832.4	$127.5	$3.8	$(37.4)	$1,799.5	$126.8
BALANCE AT DECEMBER 31, 2004						
U.S. Treasury and government agencies	$ 441.3	$ –	$1.0	$ (1.0)	$ 441.3	$ –
Obligations of state and political subdivisions	9.4	–	0.4	–	9.8	–
Other securities:						
Preferred stock	–	96.4	3.5	–	–	99.9
Mortgage-backed securities	937.1	–	2.1	(10.3)	928.9	–
Other debt securities	295.1	–	1.3	(1.6)	294.8	–
Other marketable equity securities	–	35.1	0.4	–	–	35.5
Total investment securities available for sale at December 31, 2004	$1,682.9	$131.5	$8.7	$(12.9)	$1,674.8	$135.4

Amortized cost and estimated market values of securities held to maturity

(In millions)	Amortized cost		Gross unrealized		Estimated market value	
	Debt	Equity	Gains	Losses	Debt	Equity
BALANCE AT DECEMBER 31, 2005						
Obligations of state and political subdivisions	$ 2.0	$ –	$ –	$ –	$ 2.1	$ –
Mortgage-backed securities	0.2	–	–	–	0.2	–
Other debt securities	0.3	–	–	–	0.3	–
Total investment securities held to maturity at December 31, 2005	$ 2.5	$ –	$ –	$ –	$ 2.6	$ –
BALANCE AT DECEMBER 31, 2004						
Obligations of state and political subdivisions	$ 2.6	$ –	$0.2	$ –	$ 2.8	$ –
Mortgage-backed securities	0.3	–	–	–	0.3	–
Other debt securities	0.2	–	–	–	0.2	–
Total investment securities held to maturity at December 31, 2004	$ 3.1	$ –	$0.2	$ –	$ 3.3	$ –

Amortized cost and estimated market value of debt securities

(In millions)	Debt securities available for sale Amortized cost	Market value	Debt securities held to maturity Amortized cost	Market value
BALANCE AT DECEMBER 31, 2005				
Due in one year or less	$ 120.7	$ 120.0	$0.2	$0.2
Due after one year through five years	449.6	442.0	1.1	1.1
Due after five years through 10 years	84.5	82.8	1.0	1.1
Due after 10 years	1,177.6	1,154.7	0.2	0.2
Total	$1,832.4	$1,799.5	$2.5	$2.6

In the table above, expected maturities will differ from contractual maturities, because the issuers may have the right to call or prepay obligations without incurring penalties.

Temporarily impaired securities

	Fewer than 12 months		12 months or more		Total	
(In millions)	Market value	Estimated unrealized losses	Market value	Estimated unrealized losses	Market value	Estimated unrealized losses
BALANCE AT DECEMBER 31, 2005						
Other securities:						
Treasuries and agencies	$411.6	$ (5.4)	$145.3	$ (3.4)	$ 556.9	$ (8.8)
Mortgage-backed securities	359.6	(7.4)	477.1	(18.2)	836.7	(25.6)
Preferred stock	49.3	(1.3)	0.9	(0.1)	50.2	(1.4)
Other debt securities	68.5	(0.9)	44.0	(0.7)	112.5	(1.6)
Total temporarily impaired securities	$889.0	$(15.0)	$667.3	$(22.4)	$1,556.3	$(37.4)

At December 31, 2005, we held positions in 166 temporarily impaired securities with an estimated market value of $1,556.3 million and unrealized losses of $37.4 million. Of these 166 positions, 62 securities carried unrealized losses continuously for a period of 12 months or longer. Most of these securities were mortgage-backed securities, and the unrealized losses reflected the rising interest rate environment. We retained these securities in our portfolio because they have known maturities, have no credit delinquencies, and generate strong cash flow.

Proceeds, gross gains, and offsetting losses from the sale and write-down of investment securities available for sale

(In millions)	2005	2004	2003
Proceeds	$28.4	$67.4	$19.6
Gross gains realized	$ 0.7	$ 0.9	$ 0.6
Offsetting losses	$ –	$ 1.6	$ –

Gross gains and offsetting losses realized on called securities

(In millions)	2005	2004	2003
Gross gains	$0.1	$0.2	$0.1
Offsetting losses	$ –	$ –	$ –

At December 31, 2005, securities with an aggregate book value of $1,208.5 million were pledged to secure deposits and other commitments.

Our preferred stock portfolio consists of cumulative and noncumulative preferred stocks.

6. Loan concentrations

Amounts outstanding in selected loan categories are shown below.

For the year ended December 31	2005	2004
Commercial, financial, and agricultural	34%	37%
Construction/real estate	16	11
Commercial mortgage	17	19
Residential mortgage	6	6
Consumer	19	18
Secured with liquid collateral	8	9

In addition to these outstandings, unfunded commitments to lend in the real estate sector were approximately $1,130.6 million and $985.2 million at December 31, 2005 and 2004, respectively. We generally require collateral on all real estate exposure and a loan-to-value ratio of no more than 80% at the time of underwriting. In general, commercial mortgage loans are secured by income-producing properties. We extend loans secured with liquid collateral primarily to Wealth Advisory Services clients.

In addition to our own residential mortgage loan portfolio, we service $522.4 million of residential mortgage loans for Fannie Mae and other private investors.

7. Reserve for loan losses

The following table compares changes in the reserve for loan losses.

(In millions)	2005	2004	2003
Reserve for loan losses at January 1	$ 89.7	$ 89.9	$ 85.2
Charge-offs	(17.2)	(21.1)	(21.0)
Recoveries	7.1	5.3	4.1
Net charge-offs	(10.1)	(15.8)	(16.9)
Provision charged to operations	11.8	15.6	21.6
Reserve for loan losses at December 31	$ 91.4	$ 89.7	$ 89.9

The following table compares data on loans that are considered impaired under SFAS No. 114, "Accounting by Creditors for Impairment of Loans."

For the year ended December 31 (in millions)	2005	2004	2003
Average recorded investment in impaired loans	$47.3	$45.2	$46.6
Recorded investment in impaired loans at year-end subject to a reserve for loan losses:			
2005 reserve: $ 9.8	$37.4		
2004 reserve: $12.5		$55.7	
2003 reserve: $14.4			$39.5
Recorded investment in impaired loans at year-end requiring no reserve for loan losses	$ 2.3	$ 1.4	$ 0.9
Recorded investment in impaired loans at year-end	$39.7	$57.1	$40.4
Recorded investment in impaired loans at year-end classified as nonaccruing	$39.7	$56.8	$39.3
Interest income recognized	$ 1.3	$ 2.2	$ 0.8
Interest income recognized using the cash basis method of income recognition	$ 1.3	$ 2.2	$ 0.8

The following table compares the impact of nonaccruing loans on interest income.

(In millions)	2005	2004	2003
Nonaccruing loans at December 31	$44.0	$61.6	$45.4
Interest income that would have been recognized under original terms	$ 3.4	$ 3.7	$ 2.6
Interest actually received	$ 1.5	$ 2.4	$ 1.1

At December 31, 2005 and 2004, we had commitments to lend on nonaccruing loans of $0.7 million and $0.9 million, respectively.

8. Premises and equipment

The following table compares the value of premises and equipment.

For the year ended December 31 (in millions)	2005	2004
Land	$ 10.2	$ 10.2
Buildings and improvements	154.5	148.0
Furniture and equipment	172.3	180.1
Total	337.0	338.3
Accumulated depreciation	(189.4)	(188.0)
Premises and equipment, net	$ 147.6	$ 150.3

We lease all of our office locations outside of Delaware, and some of those within Delaware. We use any rental incentives we receive to reduce rental expense over the term of the lease. Outstanding lease commitments and renewal options total $44.2 million and extend through 2015. The following table compares the expense for these leases.

(In millions)	2005	2004	2003
Lease expense	$9.8	$8.6	$7.9

The following table shows the minimum future rentals under noncancelable leases for real property.

(In millions)	Future minimum lease payments
2006	$ 8.1
2007	$ 7.5
2008	$ 6.6
2009	$ 5.5
2010	$ 4.6
2011 and thereafter	$11.9

9. Goodwill and other intangible assets

Goodwill and other intangible assets

For the year ended December 31 (In millions)	2005 Gross carrying amount	2005 Accumulated amortization	2005 Net carrying amount	2004 Gross carrying amount	2004 Accumulated amortization	2004 Net carrying amount
Goodwill (nonamortizing)	$378.1	$29.8	$348.3	$366.8	$29.8	$337.0
Other intangibles:						
Amortizing:						
Mortgage servicing rights	$ 8.9	$ 5.9	$ 3.0	$ 8.0	$ 4.9	$ 3.1
Client lists	43.0	12.0	31.0	43.2	7.7	35.5
Acquisition costs	1.7	1.7	–	1.7	1.7	–
Other intangibles	0.7	0.7	–	0.7	0.7	–
Nonamortizing:						
Pension and SERP intangibles	2.2	–	2.2	5.2	–	5.2
Total other intangibles	$ 56.5	$20.3	$ 36.2	$ 58.8	$15.0	$ 43.8

Amortization expense of other intangible assets

For the year ended December 31 (in millions)	2005	2004	2003
Amortization expense of other intangible assets	$5.3	$3.9	$3.0

Annual amortization expense of other intangible assets for each of the next five years

For the year ended December 31 (in millions)	2006	2007	2008	2009	2010
Estimated annual amortization expense of other intangibles	$4.9	$4.6	$4.0	$3.2	$2.8

Carrying amount of goodwill by business segment

(In millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate money managers	Total
Balance as of January 1, 2005	$3.8	$84.3	$10.3	$238.6	$337.0
Goodwill acquired	–	2.4	10.2	–	12.6
Decrease in carrying value due to foreign currency translation adjustments	–	–	(1.3)	–	(1.3)
Balance as of December 31, 2005	$3.8	$86.7	$19.2	$238.6	$348.3
Balance as of January 1, 2004	$3.8	$ 4.4	$ 7.8	$227.2	$243.2
Goodwill acquired	–	79.9	1.9	11.4	93.2
Increase in carrying value due to foreign currency translation adjustments	–	–	0.6	–	0.6
Balance as of December 31, 2004	$3.8	$84.3	$10.3	$238.6	$337.0

In the preceding table, the goodwill acquired in 2005 included the following:

- $8.4 million recorded under Corporate Client Services associated with the acquisition of Wilmington Trust SP Services (London) Limited (formerly known as SPV Management Limited).
- $1.8 million recorded under Corporate Client Services associated with the acquisition of Charleston Captive Management Company.
- $2.4 million recorded under Wealth Advisory Services in connection with the acquisition of Wilmington Trust Investment Management, LLC (WTIM) (formerly known as Balentine & Company, LLC).

In the preceding table, the goodwill acquired in 2004 included the following:

- $70.8 million recorded in connection with the acquisition of the minority interest in WTIM.
- $1.9 million of contingent payments associated with the acquisition of Wilmington Trust SP Services (London) Limited.
- $11.4 million recorded in connection with increases in WTI's equity interest in CRM.
- $9.1 million recorded in connection with the acquisition of GTBA.

Other intangible assets acquired

	2005			2004		
For the year ended December 31 (In millions)	Amount assigned	Residual value	Weighted average amortization period in years	Amount assigned	Residual value	Weighted average amortization period in years
Mortgage servicing rights	$ 0.9	–	8	$ 0.8	–	8
Client lists	–	–	–	23.7	–	20
Client list (decrease)/increase in carrying value due to foreign currency translation adjustments	(0.2)	–	–	0.4	–	–
Pension and SERP intangibles	(3.0)	–	–	(1.2)	–	–
Total other intangible assets	$ 2.3	–		$23.7	–	

10. Short-term borrowings and securities purchased under agreements to resell

Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and lines of credit.

Federal funds purchased and securities sold under agreements to repurchase generally mature within 365 days from the transaction date. The securities underlying the agreements are U.S. Treasury bills, notes, bonds, or agencies held at the Federal Reserve as collateral. U.S. Treasury demand notes are callable on demand.

The following table summarizes securities purchased under agreements to resell.

At December 31 (in millions)	2005	2004
Maximum amount outstanding at any month-end	$64.0	$67.5
Daily average amount outstanding during the period	$ 3.9	$ 4.9
Weighted average interest rate for average amounts outstanding during the period	2.84%	1.52%

The following table summarizes securities sold under agreements to repurchase.

At December 31 (in millions)	2005	2004
Maximum amount outstanding at any month-end	$575.4	$416.0
Daily average amount outstanding during the period	$452.6	$350.8
Weighted average interest rate for average amounts outstanding during the period	2.87%	0.95%

Lines of credit. We maintain lines of credit with two major unaffiliated U.S. financial institutions. Each of these lines is for $50.0 million. One line of credit provides for interest to be paid on the outstanding balances at the London Interbank Offered Rate (LIBOR) plus 0.45%. The interest on the other line of credit is based on LIBOR plus 0.40%,.

The line of credit agreements require us to maintain certain financial ratios pertaining to loan quality, limitations on debt, and risk-based capital. At December 31, 2005 and 2004, we were in compliance with all required covenants.

At December 31, 2005 and 2004, the outstanding balances on these lines of credit were zero.

11. Long-term debt

Our long-term debt consists of two advances from the Federal Home Loan Bank of Pittsburgh and two issues of subordinated long-term debt.

We used the Federal Home Loan Bank advances to finance construction of the Wilmington Trust Plaza, our operations center in downtown Wilmington, Delaware. Monthly interest payments on these advances are due on the first day of each month at a fixed interest rate, and the principal amounts are due on the maturity date. Any payment of the principal prior to the originally scheduled maturity date is subject to a prepayment fee. The following table shows the terms, rates, and maturity dates of these two advances.

Principal amount (in millions)	Term (years)	Fixed interest rate	Maturity date
$28.0	15	6.55%	October 4, 2010
$ 7.5	10	6.41%	November 6, 2006

On May 4, 1998, we issued $125.0 million in 10-year subordinated long-term debt that is due on May 1, 2008. Semiannual interest payments on this debt are due on May 1 and November 1 of each year at a fixed interest rate of 6.625%. These notes are not redeemable prior to maturity, and are not subject to any sinking fund. We used the proceeds from this issue for acquisition and expansion.

On April 4, 2003, we issued $250.0 million in 10-year subordinated long-term debt that is due on April 15, 2013. Semiannual interest payments on this debt are due on April 15 and October 15 of each year at a fixed interest rate of 4.875%. These notes are not redeemable prior to maturity, and are not subject to any sinking fund. We used the proceeds from this issue for general liquidity purposes.

12. Contingent liabilities

We and our subsidiaries are subject to various legal proceedings that arise from time to time in the ordinary course of our business and operations. Some of these proceedings seek relief or damages in amounts that may be substantial. Because of the complex nature of some of these proceedings, it may be a number of years before they ultimately are resolved.

While it is not feasible to predict the outcome of these proceedings, we do not believe that the ultimate resolution of any of them will have a materially adverse effect on our consolidated financial condition. Further, we believe that some of the claims may be covered by insurance.

For more information about contingent liabilities, please refer to Note 4, "Restrictions on cash and due from banks," and Note 14, "Off-balance-sheet financial arrangements," on pages 68 and 76, respectively, of this report.

13. Fair value of financial instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires us to disclose the estimated fair value of certain financial instruments, whether or not we recognize that value in our Consolidated Statements of Condition. The aggregate fair value amounts presented in this Note should not be interpreted as an estimate of the fair value of Wilmington Trust, since the disclosures, in accordance with SFAS No. 107, exclude the values of other financial instruments, all nonfinancial assets and liabilities, and intangible values, all of which are integral to making a full assessment of our consolidated financial condition.

We determine estimated fair value amounts by using available quoted market information or other appropriate valuation methodologies. We base our fair value estimates on subjective judgments regarding current economic conditions and on assumptions about a number of factors, including the discount rate and cash flow estimates. Changes in any of the underlying assumptions could cause significant changes in the estimates.

Because fair value estimates involve uncertainties, they cannot be determined with precision or substantiated independently. In some cases, fair value estimates may not be indicative of the amount we could have realized in a market exchange.

Following is a summary of the methods and assumptions we use to estimate the fair values of financial instruments.

Financial instruments valued at carrying value. Due to their short maturity, the respective carrying values of certain on-balance-sheet financial instruments approximate their fair values. These financial instruments include cash and due from banks; federal funds sold and securities purchased under agreements to resell; accrued interest receivable; federal funds purchased and securities sold under agreements to repurchase; other short-term borrowings; and accrued interest payable.

Investment securities. The fair values presented for investment securities are based on quoted bid prices we receive from a third-party pricing service. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans. The fair values of fixed- and variable-rate loans that reprice within one year with no significant credit risk are based upon their carrying amounts. The fair values of all other loans are estimated using discounted cash flow analyses, which utilize interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits. By definition, the fair values for demand deposits are equal to the amount payable on demand at the reporting date. The carrying amounts for variable-rate deposits approximate their fair values at the reporting date. To determine fair values for fixed-rate certificates of deposit, we use a discounted cash flow analysis that incorporates approximations for rates currently offered on certificates of deposit with similar remaining maturities.

Time deposits in denominations of $100,000 or more

At December 31 (in billions)	2005	2004
Value, in aggregate	$3.59	$2.96

Scheduled maturities	
2006	$ 3.34 billion
2007	$105.7 million
2008	$ 31.9 million
2009	$ 32.3 million
2010	$ 22.6 million
2011 and thereafter	$ 53.5 million

Long-term debt. We base the fair value of long-term debt on the borrowing rate currently available to WTC for debt with similar terms and remaining maturities.

Off-balance-sheet financial instruments. The fair value of outstanding letters of credit and loan commitments approximates the fees we charge for providing these services.

Derivative interest rate contracts. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," requires us to recognize all off-balance-sheet derivatives at their fair value. The derivative contracts into which we have entered comprise interest rate swaps and floors. We base the fair values of swaps and floors on pricing models that use assumptions about market conditions and risks that are current at each balance sheet date.

We use interest rate swap contracts to help commercial loan clients minimize their interest rate risk. We record these swap contracts in the "Other assets" and "Other liabilities" lines of our Consolidated Statements of Condition. For more information about these swaps, please refer to the section on "Derivative financial instruments" in Note 1, "Summary of significant accounting policies," which begins on page 62 of this report.

We also have used interest rate swaps, which we have designated as fair value hedges, in conjunction with two subordinated long-term debt issues:

- On May 4, 1998, we issued $125.0 million in 10-year subordinated long-term debt at a fixed rate of 6.625%. On December 4, 2003, we swapped these fixed-rate payments for floating-rate payments that are tied to the six-month LIBOR, which was 4.69% at December 31, 2005.
- On April 4, 2003, we issued $250.0 million in 10-year subordinated long-term debt at a fixed rate of 4.875%, and immediately swapped that fixed rate for a floating rate that is tied to the three-month LIBOR, which was 4.53% at December 31, 2005.

The interest rates on these swaps reset quarterly with semiannual payments that coincide with the subordinated debt payments. These swaps are recorded in the "Other assets" and "Long-term debt" lines of our Consolidated Statements of Condition. For more information about these long-term debt issues, please refer to Note 11, "Long-term debt," on page 74 of this report.

We do not hold or issue derivative financial instruments for trading purposes.

On April 17, 2001, we sold six interest rate floor contracts with a notional amount of $175,000,000 and recorded a gain of $32,682. Previously, we had recorded $1,317,508 of intrinsic value on these floors into Other Comprehensive Income (OCI). Now we are amortizing that amount out of OCI and into earnings over what would have been the remaining lives of the floors. During the 12 months ended December 31, 2005, 2004, and 2003, we reclassified gains in OCI of $180,964, $308,400, and $308,400, respectively, to earnings. This amortization period ended in August 2005.

In October 2005, we purchased a prime-based interest rate floor option with a notional amount of $25 million, which we designated as a cash flow hedge against declines from floating rate loans in a declining interest rate environment. The floors have a five-year maturity and a strike rate of 6.50%. If the Federal Reserve's H15 Prime Rate Index falls below the strike rate, cash flows from the floors will be triggered.

Valuations.

Carrying values and estimated fair values of on-balance-sheet items

For the year ended December 31 (in millions)	2005 Carrying value	2005 Fair value	2004 Carrying value	2004 Fair value
Financial assets:				
Cash and due from banks	$ 264.0	$ 264.0	$ 248.6	$ 248.6
Short-term investments	$ 14.3	$ 14.3	$ 63.3	$ 63.3
Investment securities	$1,928.8	$1,928.9	$1,813.3	$1,813.5
Loans, net of reserves	$7,306.3	$7,228.3	$6,673.3	$6,652.9
Interest rate swap contracts	$ (14.8)	$ (14.8)	$ (0.5)	$ (0.5)
Interest rate floor contracts	$ 0.2	$ 0.2	$ –	$ –
Accrued interest receivable	$ 54.5	$ 54.5	$ 38.3	$ 38.3
Financial liabilities:				
Deposits	$7,289.2	$7,327.6	$6,871.9	$6,872.9
Short-term borrowings	$1,373.7	$1,373.7	$1,157.3	$1,157.3
Interest rate swap contracts	$ (5.5)	$ (5.5)	$ 0.4	$ 0.4
Accrued interest payable	$ 45.7	$ 45.7	$ 25.6	$ 25.6
Long-term debt	$ 400.4	$ 402.1	$ 408.6	$ 418.7

Contractual values and estimated fair values of off-balance-sheet items

For the year ended December 31 (in millions)	2005 Contractual amount	2005 Fair value	2004 Contractual amount	2004 Fair value
Unfunded commitments to extend credit	$3,242.9	$12.4	$3,064.4	$11.8
Standby and commercial letters of credit	$ 382.2	$ 3.8	$ 306.2	$ 3.1
CRM loan guaranty	$ 2.3	$ –	$ 3.9	$ –

The fair values of unfunded commitments to extend credit and letters of credit approximate the fees charged for providing these services. The fair value of the loan guaranty for affiliate money manager Cramer Rosenthal McGlynn (CRM) approximates the portion of a line-of-credit obligation for which we are guarantor. Our portion is based on our ownership interest in CRM, which was 77.24% at December 31, 2005.

14. Off-balance-sheet financial agreements

In the normal course of business, we engage in off-balance-sheet financial agreements in order to meet the financing needs of our clients. These agreements include commitments to extend credit, letters of credit, and derivative financial instruments such as interest rate swaps and floors. Our off-balance-sheet agreements at December 31, 2005, are summarized in Note 13, "Fair value of financial instruments," which begins on page 74 of this report.

Commitments to extend credit are agreements to lend to a client. Such agreements generally have fixed expiration dates, and they may require payment of a fee. Many of these commitments expire without ever having been drawn upon.

Letters of credit are conditional commitments that we issue to guarantee the performance of a client to a third party. Letters of credit normally are for terms shorter than five years, and many of them expire unfunded.

The principal risk associated with these agreements is credit risk, which is represented by the contractual amounts of the commitments to extend credit and letters of credit, and essentially is the same type of credit risk that is involved in making loans.

Interest rate swaps and floors are notional principal contracts. The notional amounts of these instruments far exceed any credit risk exposure.

Before we undertake the risk associated with these agreements, we evaluate each client's creditworthiness on a case-by-case basis. Depending on our assessment of the client, we may obtain collateral such as securities, receivables, inventory, equipment, and residential and commercial properties.

15. Capital requirements

Federal capital adequacy requirements. We and our banking subsidiaries (we) are subject to various risk-based capital standards that the federal banking regulatory authorities have adopted in order to assess the capital adequacy of bank holding companies. These standards specify minimum levels of capital that we are required to maintain. Failure to meet minimum capital requirements could cause these regulatory authorities to take certain mandatory – and possibly additional discretionary – steps, or "prompt and corrective action." If undertaken, that action could have a material effect on our financial statements and operations.

Under the capital adequacy requirements and the framework for "prompt corrective action," we must adhere to specific guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The quantitative measures require us to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average quarterly assets. Federal banking regulators also make qualitative judgments about the components of our capital, risk weightings, and other factors.

To be classified as "well capitalized" under the guidelines, banks generally must maintain ratios of total capital that are 100 to 200 basis points higher than the minimum requirements. We use these capital guidelines to calculate our capital position. We review our on- and off-balance-sheet items on a continual basis to ensure that the amount and sources of our capital enable us to continue to exceed the minimum guidelines.

As of the most recent notifications from federal regulators, we were considered "well capitalized," with capital levels that exceeded the minimum guidelines. There have been no conditions or events since then that we believe would change our classifications.

U.S. regulatory capital ratios

(Dollar amounts in millions)	Actual Amount	Actual Ratio	Adequately capitalized minimum Amount ≥	Adequately capitalized minimum Ratio ≥	Well-capitalized minimum Amount ≥	Well-capitalized minimum Ratio ≥
AS OF DECEMBER 31, 2005						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$1,071.3	12.29%				
Wilmington Trust Company	$ 846.8	10.48%	$646.6	8.00%	$808.3	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	$ 653.3	7.50%				
Wilmington Trust Company	$ 769.0	9.51%	$323.3	4.00%	$485.0	6.00%
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	$ 653.3	6.70%				
Wilmington Trust Company	$ 769.0	8.50%	$361.8	4.00%	$452.3	5.00%
AS OF DECEMBER 31, 2004						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$ 887.6	11.60%				
Wilmington Trust Company	$ 752.7	10.69%	$563.5	8.00%	$704.4	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	$ 530.8	6.94%				
Wilmington Trust Company	$ 674.5	9.58%	$281.7	4.00%	$422.6	6.00%
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	$ 530.8	5.92%				
Wilmington Trust Company	$ 674.5	8.10%	$332.9	4.00%	$416.2	5.00%

Capital requirements for dividend payments. Our ability to pay dividends is limited by Delaware law, which permits corporations to pay dividends out of surplus capital only. Historically, the primary sources of the surplus from which we pay dividends have been our wholly owned primary banking subsidiary, Wilmington Trust Company, and RSMC.

Other capital adequacy requirements. A group of bank regulatory authorities from the United States and multiple other nations, known as the Basel Committee on Banking Supervision (Committee), has published, and is considering changes to, a framework for measuring capital adequacy. This framework, which is scheduled for implementation by year-end 2006, proposes minimum capital requirements; supervisory review of a bank's internal assessment process and capital adequacy; and effective use of disclosure to strengthen market discipline. We are monitoring the status and progress of the proposed rules to see what impact, if any, they might have on our capital position or business operations in the future.

16. Related party transactions

In the ordinary course of business, our banks make loans to our officers, directors, and associates of our company and our affiliates. We extend these loans in a manner consistent with sound banking practices. We do not consider the credit risk associated with these loans to be any greater or any less than the credit risk we assume in the ordinary course of making loans.

The following table compares changes in amounts associated with these loans.

At December 31 (in millions)	2005	2004
Total loans to related parties	$54.4	$23.6
Loan additions	$52.1	$28.8
Loan payments received	$21.3	$47.4

In addition to the loans noted above, we are guarantor of a line of credit obligation of affiliate money manager Cramer Rosenthal McGlynn (CRM), with interest computed at LIBOR plus 2%. At December 31, 2005, the obligation was for $3.0 million; the balance was zero; and our guaranty was for 77.24%, an amount equal to our ownership position in CRM. This line of credit is scheduled to expire on December 4, 2006.

17. Pension and other postretirement benefits

We offer a pension plan, a supplemental executive retirement plan (SERP), and a postretirement health care and life insurance benefits plan. The status of these plans is summarized in the tables and paragraphs below. We also offer a thrift savings plan, which is summarized at the end of this Note.

In the tables below, the measurement date for pension and SERP benefits was September 30, unless noted otherwise. The measurement date for the postretirement benefits was December 31, unless noted otherwise.

To determine our pension, SERP, and postretirement benefit obligations, we use a discount rate assumption based on current yield rates in the AA bond market. To assure that the resulting rates can be achieved by each of the benefit plans, the only bonds used to develop the discount rate are those which satisfy certain criteria and are expected to remain available through the period of maturity of the plan's benefits.

To set the 2005 discount rate for each plan, we used a method that matched projected payouts from each plan with a zero-coupon AA bond yield curve. We constructed this yield curve from the underlying bond price and yield data as of September 30, 2005 (for the pension plan and SERP), and December 31, 2005 (for the postretirement medical plan), and included a series of annualized, individual discount rates with durations ranging from six months to 30 years. Each discount rate in the curve was derived from an equal weighting of the AA or higher bond universe, apportioned into distinct maturity groups. These individual discount rates were then converted into a single equivalent discount rate. This process was repeated separately for each plan.

The discount rate assumptions for 2004 and 2003 were set by adding 15 basis points to the investment yields available on AA long-term corporate bonds and then rounding to the next highest 25 basis points.

Excess/(shortfall) of plan assets compared to plan obligations

	Pension benefits		SERP benefits		Postretirement benefits	
At December 31 (In millions)	2005	2004	2005	2004	2005	2004
Fair value of plan assets	$174.0	$134.1	$ –	$ –	$ –	$ –
Projected benefit obligation	174.9	163.1	22.0	21.4	37.8	40.0
Funded status (difference)	$ (0.9)	$ (29.0)	$(22.0)	$(21.4)	$(37.8)	$(40.0)
Fair value of plan assets	$174.0	$134.1	$ –	$ –	$ –	$ –
Accumulated benefit obligation	157.3	147.0	17.2	16.3	–	–
Funded status (difference)	$ 16.7	$ (12.9)	$(17.2)	$(16.3)	$ –	$ –

Weighted average assumptions used to determine benefit obligations

	Pension benefits		SERP benefits		Postretirement benefits	
At December 31 (In millions)	2005	2004	2005	2004	2005	2004
Discount rate	6.00%	6.00%	5.90%	6.00 %	5.90%	6.00%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	–%	–%

Changes in the net projected benefit obligation and plan assets

At December 31 (In millions)	Pension benefits 2005	Pension benefits 2004	SERP benefits 2005	SERP benefits 2004	Postretirement benefits 2005	Postretirement benefits 2004
Net projected benefit obligation at beginning of year	$163.1	$149.2	$ 21.4	$ 19.0	$ 40.0	$ 43.1
Service cost	7.8	6.5	0.7	0.7	0.7	0.7
Interest cost	9.6	8.8	1.3	1.2	2.4	2.2
Plan participants' contributions	–	–	–	–	0.6	0.4
Actuarial loss/(gain)	0.6	4.4	(0.8)	1.0	3.9	(2.2)
Gross benefits paid	(6.2)	(5.8)	(0.6)	(0.5)	(4.9)	(4.2)
Change in plan provisions	–	–	–	–	(4.9)	–
Net projected benefit obligation at end of year	$174.9	$163.1	$ 22.0	$ 21.4	$ 37.8	$ 40.0
Fair value of plan assets at beginning of year	$134.1	$118.4	$ –	$ –	$ –	$ –
Actual return on plan assets	21.1	9.5	–	–	–	–
Employer contribution	25.0	12.0	0.6	0.5	4.4	3.8
Plan participants' contributions	–	–	–	–	0.5	0.4
Gross benefits paid	(6.2)	(5.8)	(0.6)	(0.5)	(4.9)	(4.2)
Fair value of plan assets at end of year	$174.0	$134.1	$ –	$ –	$ –	$ –
Funded status at end of year	$ (0.9)	$ (29.0)	$(22.0)	$(21.4)	$(37.8)	$(40.0)

Net amounts recognized in our Consolidated Statements of Condition

At December 31 (In millions)	Pension benefits 2005	Pension benefits 2004	SERP benefits 2005	SERP benefits 2004	Postretirement benefits 2005	Postretirement benefits 2004
Funded status	$ (0.9)	$(29.0)	$(22.0)	$(21.4)	$(37.8)	$(40.0)
Unrecognized net actuarial loss/(gain)	39.2	49.0	5.9	7.2	14.7	11.7
Unrecognized net transition obligation/(asset)	–	–	0.1	0.1	–	–
Unrecognized prior service cost	1.7	2.5	2.2	2.5	(4.9)	–
Contributions from measurement date to end of year	–	–	0.1	0.1	–	–
Net amount recognized at end of year	$40.0	$ 22.5	$(13.7)	$(11.5)	$(28.0)	$(28.3)

Components of the net amount recognized in our Consolidated Statements of Condition

At December 31 (In millions)	Pension benefits 2005	Pension benefits 2004	SERP benefits 2005	SERP benefits 2004	Postretirement benefits 2005	Postretirement benefits 2004
Accrued benefit cost	$ 40.0	$ –	$ –	$ –	$(28.0)	$(28.3)
Accrued benefit liability	–	(12.8)	(17.2)	(16.3)	–	–
Intangible assets	–	2.5	2.3	2.6	–	–
Net liability recognized	40.0	(10.3)	(14.9)	(13.7)	(28.0)	(28.3)
Accumulated other comprehensive income	–	32.8	1.1	2.0	–	–
Contributions from measurement date to end of year	–	–	0.1	0.2	–	–
Net amount recognized at end of year	$ 40.0	$ 22.5	$(13.7)	$(11.5)	$(28.0)	$(28.3)
Change in minimum liability included in other comprehensive income	$(32.8)	$ 5.1	$ (0.9)	$ 1.6	$ –	$ –

Plan contributions expected in 2006

(In millions)	Pension benefits	SERP benefits	Postretirement benefits
Expected employer contributions	$ –	$0.5	$2.6
Expected employee contributions	$ –	$ –	$0.5

Under Internal Revenue Service rules, we are not required to contribute to the pension plan for 2006. We may make voluntary contributions based on corporate, cash, and tax strategies.

Estimated future benefit payments based upon current assumptions

(In millions)	Pension benefits	SERP benefits	Postretirement benefits
2006	$ 6.4	$0.5	$ 2.6
2007	$ 6.7	$0.5	$ 2.6
2008	$ 7.0	$0.6	$ 2.6
2009	$ 7.4	$0.6	$ 2.6
2010	$ 8.0	$0.7	$ 2.7
2011–2015	$52.9	$7.3	$14.4

Pension plan. Our pension plan is a noncontributory, qualified defined benefit pension plan with retirement and death benefits. It covers substantially all Wilmington Trust staff members. We use a modified career average formula, based on a staff member's years of service, to calculate pension benefits.

To ensure that the plan is able to meet its obligations, we contribute to it as necessary and as required by the Internal Revenue Service. Our contributions are designed to fund the plan's current and past service costs, plus interest, over a 10-year period.

Using the projected unit credit method, independent actuaries determine the benefit obligation of the plan (the level of funds needed to pay benefits to the plan's members). We record the benefit obligation of the plan as a liability on our balance sheet.

Our Benefits Administration Committee is responsible for determining and reviewing the investment policy for the plan, and for overseeing its assets. The Committee conducts quarterly reviews of performance, asset allocation, and investment manager due diligence.

Our Investment Strategy Team guides investment decisions for the plan in accordance with the plan's investment policy.

Our pension plan investment policy is to:

- Grow assets at an average annual rate that exceeds the actuarially assumed expected rate of return in order to keep pace with future obligations.
- Provide for the most stability possible to meet the target growth rate with a medium level of risk.
- Show positive returns after inflation.

Our pension plan management objectives are to provide:

- Large-cap domestic equity returns that exceed those of the Standard & Poor's 500 Index.
- Mid-cap domestic equity returns that exceed those of the Standard & Poor's Mid Cap 400 Index.

- Small-cap domestic equity returns that exceed those of the Russell 2000 Index.
- International equity returns that exceed those of the MSCI EAFE Index (Europe, Australasia, Far East).
- Real estate equity returns that exceed those of the National Association of Real Estate Investment Trusts (NAREIT) Index.
- Fixed income returns that exceed those of the Lehman Government/ Credit Index.
- Absolute return hedge fund returns that exceed those of a blended index composed of 50% of the Lehman Aggregate Bond Index and 50% of the Standard & Poor's 500 Index.
- Directional hedge fund returns that exceed the Standard & Poor's 500 Index.
- Private equity returns that exceed those of the Standard & Poor's 500 Index.

We base the expected long-term rate of return for the plan's total assets on the expected return of each class of assets in which plan assets have been invested, weighted based on the median of the target allocation for each class, using long-term historical returns. We expect equity securities to return 10% to 11% over the long term. We expect cash and fixed income investments to return between 4% and 6% over the long term.

Targeted vs. actual asset allocation

At September 30	Target allocation (weighted average) 2005	Actual allocation 2005	Actual allocation 2004
Equity securities	38.0%	39.6%	54.3%
Debt securities	30.0%	22.7%	25.2%
Real estate	18.0%	17.5%	–
Other	14.0%	20.2%	20.5%
Total	100.0%	100.0%	100.0%

Most of our pension plan's assets are invested in the equity and fixed income portfolios of the Wilmington Strategic Allocation Funds, which our affiliates manage. Plan assets invested in these funds totaled $94.0 million and $82.7 million at December 31, 2005 and 2004, respectively.

Supplemental executive retirement plan (SERP). The SERP is a nonqualified defined benefit plan that covers selected officers. Assumptions used to determine the net periodic benefit expense for the SERP are similar to those used to determine the net periodic benefit expense for our pension plan. We have invested in corporate-owned life insurance contracts to meet the future obligations of the SERP.

Postretirement health care and life insurance benefits. Certain health care and life insurance benefits are available for substantially all retired staff members (retirees). Retirees who are younger than age 65 are eligible to receive up to $7,000 each year toward the medical coverage premium. Retirees age 65 or older are eligible to receive up to $4,000 toward the medical coverage premium. Retirees also are eligible for $7,500 of life insurance coverage. Effective January 1, 2006, retirees and some spouses became eligible for $250 per month to subsidize their health care coverage.

In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postretirement Benefits," we recognize the expense of providing these benefits on an accrual basis.

Assumed health care cost trend rates

Utilized for calculation of the accumulated postretirement benefit obligation at December 31	2005	2004
Health care cost trend rate assumed	9%	8%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	6%	5%
Year that rate reaches the ultimate trend rate	2009	2008

Utilized for calculation of the net periodic benefit expense for the year ending December 31	2005	2004
Health care cost trend rate assumed	8%	9%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	5%	5%
Year that rate reaches the ultimate trend rate	2008	2008

Effect on postretirement health care benefits of 1% change in the assumed health care trend rate

(In millions)	1% increase	1% decrease
Effect on total service and interest components of net periodic health care benefit expense	$0.3	$(0.3)
Effect on accumulated postretirement benefit obligation	$3.2	$(2.6)

On December 8, 2003, President Bush signed into law a bill that expanded Medicare and added a prescription drug benefit for Medicare-eligible retirees starting in 2006. We anticipate that our future benefit payments will be lower because of the new Medicare provisions. The reported retiree medical obligations and expenses as of December 31, 2004, reflected the impact of this legislation. The liabilities as of December 31, 2005, reflected a change in postretirement medical plan provisions for the $250 per month health care subsidy mentioned earlier. By adopting these new provisions, we reduced health care costs by $0.9 million in 2004.

Thrift savings plan. We have a defined contribution thrift savings plan that covers all full-time staff members who elect to participate in it. Eligible staff members may contribute from 1% to 25% of their annual base pay. We match each $1.00 a staff member contributes with a $0.50 cash contribution, up to the first 6% of each staff member's pay. We contributed $3.6 million, $3.2 million, and $3.2 million to this plan in 2005, 2004, and 2003, respectively.

18. Stock-based compensation

We offer a long-term stock-based incentive plan, an executive incentive plan, and an employee stock purchase plan, as described below. We previously offered a nonemployee director stock option plan. The Compensation Committee of our Board of Directors administers these plans.

Long-term stock-based incentive plans. Under our 2005 long-term incentive plan, we may grant incentive stock options, nonstatutory stock options, restricted stock, and other stock-based awards to officers, other key staff members, directors, and advisory board members for up to 4 million shares of common stock. Under this plan and its predecessors, the exercise price of each option equals the last sale price of our common stock on the date of the grant. Options have a maximum term of 10 years.

Long-term incentive plan option activity and pricing

	2005		2004		2003	
	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price	Options outstanding	Weighted average exercise price
Balance at January 1	5,862,054	$29.70	5,341,880	$27.82	4,254,440	$27.29
Options granted	979,921	$33.98	1,094,810	$36.94	1,504,894	$27.64
Options exercised	(419,608)	$26.10	(435,411)	$24.81	(340,756)	$20.11
Options forfeited	(233,075)	$31.25	(139,225)	$29.97	(76,698)	$28.85
Balance at December 31	6,189,292	$30.57	5,862,054	$29.70	5,341,880	$27.82
Options exercisable at December 31	2,901,684		3,051,032		3,133,774	
Weighted average fair value of options granted during the year		$ 5.39		$ 6.65		$ 4.92

Weighted average assumptions used to estimate the fair value of each option grant

For the year ended December 31	2005	2004	2003
Dividend yields	3.04–3.26%	2.89–3.11%	2.96–3.57%
Expected volatility	19.04–21.57%	21.52–25.90%	27.13–27.91%
Risk-free interest rate	3.53–4.48%	2.94–3.57%	2.45–2.97%
Expected option life (years)	3–5	3–5	3–5

We used the Black-Scholes option pricing model to estimate the fair value of each option grant on the date of the grant.

Options outstanding at December 31, 2005

	Options outstanding			Options exercisable	
Range of exercise prices	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$15.75–$16.50	232,128	0.3	$15.85	232,128	$15.85
$21.31–$27.60	1,025,227	4.4	$25.51	618,531	$24.56
$27.91–$31.05	1,992,776	5.4	$29.02	1,089,640	$29.91
$31.19–$39.84	2,939,161	7.7	$34.54	961,385	$32.57
$15.75–$39.84	6,189,292	6.1	$30.57	2,901,684	$28.52

Executive incentive plan. Our 2004 executive incentive plan, which was approved by shareholders on April 15, 2004, authorizes cash bonuses and the issue of up to 300,000 shares of our common stock with a par value of $1.00 per share. Stock awards that have been granted under this plan are for restricted stock and subject to vesting. The value of grants made is amortized into compensation expense over the applicable vesting periods. When grants are forfeited before they vest, we reacquire the shares, hold them in our treasury, and use them to grant new awards. We record forfeitures when they occur.

This plan replaced our 1999 executive incentive plan, which expired in 2004. The terms of the 1999 plan were substantially similar to those of the 2004 plan.

Restricted stock activity

(Dollar amounts in millions)	Restricted shares outstanding	Market price	Amount to be amortized	Incentive expense amortized
Balance at January 1, 2004	–			
Shares awarded	12,638	$37.02	$0.5	$0.3
Shares forfeited	–			
Balance at December 31, 2004	12,638		$0.5	$0.3
Shares awarded	18,003	$33.90	$0.6	$0.2
Shares forfeited	–	–		
Shares issued	(4,911)	$33.79		
Balance at December 31, 2005	25,730		$1.1	$0.5

The restricted stock expense amortized as incentive and bonus expense was $0.4 million for 2005 and $0.1 million for 2004.

Employee stock purchase plan. Under our 2004 employee stock purchase plan, substantially all staff members may elect to purchase our common stock at the beginning of the stock purchase plan year through payroll deductions of up to 10% of their annual base pay, or $21,250, whichever is less. Plan participants may terminate their participation at any time.

The price per share is 85%, or such greater percentage as our Compensation Committee determines, of the stock's fair market value at the beginning of the plan year. The discounted value of the shares issued each June at the end of the plan year is included in the stock-based compensation pro forma disclosure in Note 1, "Summary of significant accounting policies," which begins on page 62 of this report.

Employee stock purchase plan activity (for 2004 employee stock purchase plan and its predecessor)

	Shares reserved for future subscriptions	Subscriptions outstanding	Price per share
Balance at January 1, 2002	473,021	129,603	
Subscriptions entered into on June 1, 2003	(127,019)	127,019	$25.03
Forfeitures	5,337	(5,337)	$25.03–$26.10
Shares issued	–	(126,359)	$24.65
Balance at December 31, 2003	351,339	124,926	
Appropriation – new plan	800,000	–	
Subscriptions entered into on June 1, 2004	(110,026)	110,026	$31.06
Forfeitures	4,640	(4,640)	$25.03–$31.06
Shares issued	–	(123,323)	$25.03
Cancellation – old plan	(352,942)	–	–
Balance at December 31, 2004	693,011	106,989	
Subscriptions entered into on June 1, 2005	(110,266)	110,266	$30.55
Forfeitures	7,545	(7,545)	$30.55–$31.06
Shares issued	–	(102,874)	$30.46
Balance at December 31, 2005	590,290	106,836	

Nonemployee director stock option plan. Our 2001 nonemployee director stock option plan authorized our Compensation Committee to grant nonstatutory stock options of up to 200,000 shares of common stock to nonemployee directors. Under the terms of this plan, the exercise price of each option equals the last sale price of our common stock on the date of the grant, and each option carries a maximum term of 10 years. This plan terminated on May 17, 2003.

Nonemployee director stock option plan activity

	Shares available for grant	Options out-standing	Price per share
Appropriation – new plan	200,000	–	
Options granted	(112,000)	112,000	$31.38
Balance at December 31, 2001	88,000	112,000	
Options granted	(16,000)	16,000	$32.99
Options forfeited	8,000	(8,000)	$32.99
Balance at December 31, 2002	80,000	120,000	
Options granted	(42,000)	42,000	$27.91
Options forfeited	8,000	(8,000)	$32.99
Plan termination	(46,000)	–	–
Balance at December 31, 2003	–	154,000	
Options granted	–	–	–
Options forfeited	–	–	–
Balance at December 31, 2004	–	154,000	
Options granted	–	–	–
Options forfeited	–	–	–
Balance at December 31, 2005	–	154,000	

19. Income taxes

This table reconciles the statutory income tax to the income tax expense recorded in our Consolidated Statements of Income.

Statutory income tax reconciliation

For the year ended December 31 (in millions)	2005	2004	2003
Income before taxes, less minority interest	$266.6	$220.6	$206.6
Income tax at statutory rate of 35%	93.3	77.2	72.3
Tax effect of tax-exempt and dividend income	(2.9)	(2.9)	(3.1)
Client list adjustment	(1.4)	–	–
State taxes, net of federal tax benefit	4.4	3.9	3.0
Other	0.2	0.5	–
Total income taxes	$93.6	$ 78.7	$ 72.2
Current income taxes:			
Federal taxes	$ 80.4	$ 64.0	$ 74.2
State taxes	6.8	5.3	3.1
Foreign taxes	(0.1)	0.4	0.2
Total current income taxes	$ 87.1	$ 69.7	$ 77.5
Deferred income taxes:			
Federal taxes	$ 4.8	$ 8.3	$ (6.8)
State taxes	1.7	0.7	1.5
Total deferred income taxes	$ 6.5	$ 9.0	$ (5.3)
Total income taxes	$ 93.6	$ 78.7	$ 72.2

The common stock issued under employment benefit plans in our Consolidated Statements of Changes in Stockholders' Equity for 2005, 2004, and 2003 includes a tax benefit of $1.1 million, $1.2 million, and $0.8 million, respectively, which we record as a direct credit to equity.

Significant components of deferred tax liabilities and assets

For the year ended December 31 (in millions)	2005	2004
Deferred tax liabilities:		
Tax depreciation	$ 3.4	$ 3.1
Automobile and equipment leases	1.3	0.6
Partnerships	34.2	30.7
Pension and Supplemental Executive Retirement Plan	12.5	3.7
Client list	2.0	–
Other	4.5	2.9
Total deferred tax liabilities	$57.9	$41.0
Deferred tax assets:		
Loan loss provision	$32.2	$31.4
Other postemployment benefits obligation	9.8	9.9
Unearned fees	13.7	12.4
Market valuation on investment securities	13.2	1.5
Additional minimum pension liability	0.4	11.3
Interest on nonaccruing loans	3.0	1.9
Other	3.2	2.3
Total deferred tax assets	$75.5	$70.7
Net deferred tax assets	$17.6	$29.7

We recognized no valuation allowance for the deferred tax assets at December 31, 2005 and 2004. We believe it is more likely than not that we will realize the deferred tax assets.

We have not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of our non-U.S. subsidiaries of $1.8 million, since we intend to reinvest these earnings indefinitely. It is not practical to estimate the amount of additional taxes that we might owe on these undistributed earnings.

During 2005, we increased deferred tax liabilities by $3.0 million with no corresponding provision for income taxes. We did this to adjust for the tax effects of certain client list intangibles.

At December 31, 2005, we had $348.3 million in goodwill, of which $302.3 million is deductible over a 15-year period for tax purposes.

20. Earnings per share

Computation of basic and diluted earnings per share.

(In millions)	2005	2004	2003
Numerator:			
Net income	$173.0	$141.9	$134.4
Denominator for basic earnings per share:			
Weighted average shares	67.7	66.8	65.9
Effect of dilutive securities:			
Employee stock options	0.9	1.0	0.6
Denominator for diluted earnings per share:			
Adjusted weighted average shares and assumed conversions	68.6	67.8	66.5
Basic earnings per share	$ 2.56	$ 2.12	$ 2.04
Diluted earnings per share	$ 2.52	$ 2.09	$ 2.02

Excluded from the calculation above were antidilutive stock options amounting to 0.5 million, 1.0 million, and 2.0 million, for 2005, 2004, and 2003, respectively.

21. Segment reporting

For the purposes of segment reporting, we discuss our business in four segments.

There is a segment for each of our three businesses, which are Regional Banking, Wealth Advisory Services, and Corporate Client Services. For more information about these businesses, please refer to the "Nature of business" section of Note 1, "Summary of significant accounting policies," on page 62 of this report.

The fourth segment, Affiliate Money Managers, represents the combined contributions of Cramer Rosenthal McGlynn (CRM) and Roxbury Capital Management (RCM). The revenue from CRM and RCM recorded in our segment reports (as well as in our Consolidated Statements of Income) is based on our ownership interests in each firm. We do not consolidate either affiliate's results in our financial statements. For more information about these two firms and our ownership interests in them, please refer to Note 3, "Affiliates and acquisitions," on page 67 of this report.

The segment reporting methodology employs activity-based costing principles to assign corporate overhead expenses to each segment. We use funds transfer pricing concepts to credit and charge segments for funds provided and funds used.

Our accounting policies for each segment are the same as those described in Note 1, "Summary of significant accounting policies." We base our evaluation of each segment's performance on profit or loss from operations before income taxes, without including nonrecurring gains or losses. We generally record intersegment sales and transfers as if the sales or transfers were to third parties (e.g., at current market prices). We report profit or loss from infrequent events, such as the sale of a business, separately for each segment.

We consolidate the results of Wilmington Trust Investment Management (formerly known as Balentine & Company, LLC), which we acquired in January 2002, and Grant Tani Barash & Altman, which we acquired in October 2004, in the Wealth Advisory Services segment. We consolidate the results of Wilmington Trust SP Services (London) Limited (formerly known as SPV Management Limited), which we acquired in April 2002, in the Corporate Client Services segment.

Segment reporting

(In millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate money managers	Totals
FOR THE YEAR ENDED DECEMBER 31, 2005					
Net interest income	$ 303.8	$ 23.3	$ 11.6	$ (9.8)	$ 328.9
Provision for loan losses	(11.2)	(0.6)	–	–	(11.8)
Net interest income after provision	292.6	22.7	11.6	(9.8)	317.1
Advisory fees:					
Wealth Advisory Services	1.7	161.8	8.6	–	172.1
Corporate Client Services	0.9	–	75.4	–	76.3
Affiliate managers	–	–	–	17.5	17.5
Advisory fees	2.6	161.8	84.0	17.5	265.9
Amortization of other intangibles	–	(2.8)	(0.5)	(0.7)	(4.0)
Advisory fees after amortization of other intangibles	2.6	159.0	83.5	16.8	261.9
Other noninterest income	47.8	1.8	1.0	–	50.6
Securities gains/(losses)	0.8	–	–	–	0.8
Net interest and noninterest income	343.8	183.5	96.1	7.0	630.4
Noninterest expense	(149.7)	(142.1)	(71.7)	–	(363.5)
Segment profit before income taxes	194.1	41.4	24.4	7.0	266.9
Applicable income taxes and minority interest	67.2	13.8	8.5	4.4	93.9
Segment net income	$ 126.9	$ 27.6	$ 15.9	$ 2.6	$ 173.0
Depreciation and amortization	$ 14.1	$ 8.5	$ 5.1	$ 0.7	$ 28.4
Investment in equity method investees	$ –	$ –	$ –	$254.9	$ 254.9
Segment average assets	$8,009.2	$1,334.8	$196.2	$258.4	$9,798.6

(In millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate money managers	Totals
FOR THE YEAR ENDED DECEMBER 31, 2004					
Net interest income	$ 266.9	$ 23.2	$ 10.1	$ (5.8)	$ 294.4
Provision for loan losses	(15.5)	(0.1)	–	–	(15.6)
Net interest income after provision	251.4	23.1	10.1	(5.8)	278.8
Advisory fees:					
Wealth Advisory Services	1.8	144.5	9.3	–	155.6
Corporate Client Services	1.0	–	70.6	–	71.6
Affiliate managers	–	–	–	12.5	12.5
Advisory fees	2.8	144.5	79.9	12.5	239.7
Amortization of other intangibles	–	(1.4)	(0.5)	(0.6)	(2.5)
Advisory fees after amortization of other intangibles	2.8	143.1	79.4	11.9	237.2
Other noninterest income	47.2	1.5	1.3	–	50.0
Securities gains/(losses)	(0.5)	–	–	–	(0.5)
Net interest and noninterest income	300.9	167.7	90.8	6.1	565.5
Noninterest expense	(141.6)	(135.6)	(66.8)	–	(344.0)
Segment profit before income taxes	159.3	32.1	24.0	6.1	221.5
Applicable income taxes and minority interest	55.3	12.0	9.0	3.3	79.6
Segment net income	$ 104.0	$ 20.1	$ 15.0	$ 2.8	$ 141.9
Depreciation and amortization	$ 21.1	$ 8.2	$ 5.7	$ 0.6	$ 35.6
Investment in equity method investees	$ –	$ –	$ –	$255.4	$ 255.4
Segment average assets	$7,466.3	$1,206.1	$201.2	$250.4	$9,124.0

(CONTINUED)

(In millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate money managers	Totals
FOR THE YEAR ENDED DECEMBER 31, 2003					
Net interest income	$ 247.9	$ 24.5	$ 10.7	$ (6.0)	$ 277.1
Provision for loan losses	(20.7)	(0.9)	–	–	(21.6)
Net interest income after provision	227.2	23.6	10.7	(6.0)	255.5
Advisory fees:					
Wealth Advisory Services	2.4	128.4	9.6	–	140.4
Corporate Client Services	1.3	–	66.0	–	67.3
Affiliate managers	–	–	–	3.0	3.0
Advisory fees	3.7	128.4	75.6	3.0	210.7
Amortization of other intangibles	–	(0.6)	(0.5)	(0.6)	(1.7)
Advisory fees after amortization of other intangibles	3.7	127.8	75.1	2.4	209.0
Other noninterest income	51.3	1.9	1.3	–	54.5
Securities gains/(losses)	0.5	0.2	–	–	0.7
Net interest and noninterest income	282.7	153.5	87.1	(3.6)	519.7
Noninterest expense	(137.7)	(116.9)	(57.4)	–	(312.0)
Segment profit before income taxes	145.0	36.6	29.7	(3.6)	207.7
Applicable income taxes and minority interest	50.4	13.6	10.5	(1.2)	73.3
Segment net income	$ 94.6	$ 23.0	$ 19.2	$ (2.4)	$ 134.4
Depreciation and amortization	$ 22.6	$ 7.4	$ 5.7	$ 0.6	$ 36.3
Investment in equity method investees	$ –	$ –	$ –	$242.7	$ 242.7
Segment average assets	$6,991.8	$1,082.3	$212.8	$242.6	$8,529.5

22. Wilmington Trust Corporation (Corporation only)

The following tables present condensed financial information for our parent company, Wilmington Trust Corporation. We use the equity method of accounting to record investments in our wholly owned subsidiaries.

Statements of Condition

For the year ended December 31 (in millions)	2005	2004
Assets:		
Cash and due from banks	$ 49.0	$ 16.8
Investment in subsidiaries	1,162.9	1,055.6
Investment securities available for sale	94.5	109.9
Advance to subsidiaries	77.8	92.9
Income taxes receivable	5.3	3.2
Other assets	(6.5)	3.9
Total assets	$1,383.0	$1,282.3
Liabilities and stockholders' equity:		
Liabilities	$ 5.1	$ 3.9
Long-term debt	364.9	373.1
Stockholders' equity	1,013.0	905.3
Total liabilities and stockholders' equity	$1,383.0	$1,282.3

Statements of Income

For the year ended December 31 (in millions)	2005	2004	2003
Income:			
Dividend from subsidiaries	$ 88.2	$ 88.5	$ 78.6
Interest on advance to subsidiaries	3.8	2.7	2.6
Interest	3.9	4.9	4.8
Total income	$ 95.9	$ 96.1	$ 86.0
Expense:			
Interest on other borrowings	$ –	$ –	$ 0.3
Interest on long-term debt	18.6	11.4	11.2
Other noninterest expense	2.2	1.6	1.8
Total expense	$ 20.8	$ 13.0	$ 13.3
Income before income tax benefit and equity in undistributed income of subsidiaries	$ 75.1	$ 83.1	$ 72.7
Applicable income tax benefit	(4.6)	(1.9)	(2.0)
Equity in undistributed income of subsidiaries	93.3	56.9	59.7
Net income	$173.0	$141.9	$134.4

Statements of Cash Flows

For the year ended December 31 (in millions)	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$173.0	$141.9	$134.4
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(93.3)	(56.9)	(59.7)
Amortization of investment securities available for sale premiums	0.5	0.7	0.6
Income tax benefit realized on employee exercise of stock options	1.1	1.2	0.8
Decrease/(increase) in other assets	0.1	(1.2)	5.2
Increase in other liabilities	1.8	0.7	1.2
Net cash provided by operating activities	83.2	86.4	82.5
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	–	–	68.5
Proceeds from maturities of investment securities available for sale	17.8	83.2	20.6
Purchases of investment securities available for sale	(4.7)	(21.1)	(257.7)
Capital contribution to subsidiaries	(11.9)	(7.4)	(62.7)
Advance to subsidiary	–	(10.9)	(6.8)
Repayment of advance to subsidiary	15.1	14.8	6.9
Purchase of subsidiaries	–	(52.8)	–
Net cash provided by/(used for) investing activities	16.3	5.8	(231.2)
FINANCING ACTIVITIES			
Cash dividends	(80.2)	(75.0)	(70.2)
Net decrease in line of credit	–	(8.0)	(26.0)
Proceeds from issuance of long-term debt	–	–	246.6
Proceeds from common stock issued under employment benefit plans	14.8	15.7	10.5
Payments for common stock acquired through buybacks	(1.9)	(19.9)	(1.1)
Net cash (used for)/provided by financing activities	(67.3)	(87.2)	159.8
Increase in cash and cash equivalents	32.2	5.0	11.1
Cash and cash equivalents at beginning of year	16.8	11.8	0.7
Cash and cash equivalents at end of year	$ 49.0	$ 16.8	$ 11.8

MANAGEMENT'S DISCUSSION OF FINANCIAL RESPONSIBILITY

To our shareholders:

The actions of Wilmington Trust management and staff members are governed by our Code of Conduct and Ethics. This Code reinforces our commitment to conduct business with integrity, within both the letter and the spirit of the law. We believe that only the highest standards of business and ethical conduct are appropriate, and we take responsibility for the quality and accuracy of our financial reporting. We do this by:

MAINTAINING A STRONG INTERNAL CONTROL ENVIRONMENT. Our system of internal control includes written policies and procedures, segregation of duties, and care in the selection, management, and development of our staff members. It is designed to provide reasonable assurance that transactions are executed as authorized; that transactions are recorded accurately; that assets are safeguarded; and that accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with U.S. generally accepted accounting principles (GAAP).

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the specified time periods. We monitor our system of internal control through self-assessments and an ongoing program of internal audits. We revise the system when warranted by changes in circumstances or requirements.

ENGAGING STRONG AND EFFECTIVE CORPORATE GOVERNANCE. We have maintained governance policies and practices for many years. We have an active, capable, and diligent Board of Directors, and we welcome the Board's oversight. All of our directors, except the two management representatives, meet the required standards for independence.

We review our critical accounting policies, financial reporting, and internal control matters with our Audit Committee, which is composed exclusively of independent directors who possess the financial knowledge and experience to provide appropriate oversight. The Audit Committee is responsible for appointing an independent registered public accounting firm to audit our financial statements in accordance with GAAP, and to assess independently the fair presentation of our financial position, results of operations, and cash flows. Our Audit Committee members communicate directly with our internal auditor and our independent registered public accounting firm, KPMG LLP. KPMG's report is on page 90 of this report.

PRESENTING FINANCIAL RESULTS THAT ARE COMPLETE, TRANSPARENT, AND UNDERSTANDABLE. As management, we are responsible for the financial statements and financial information that is included in this report. This includes making sure that our financial statements are prepared in accordance with GAAP. Where necessary, amounts recorded reflect our best judgment. We have provided certifications regarding the quality of our public disclosures in all periodic reports filed with the Securities and Exchange Commission as required. In addition, the New York Stock Exchange (NYSE) requires us to certify annually that we are in compliance with the NYSE's Corporate Governance Listing Standards. We made an unqualified certification regarding our compliance with these standards on May 11, 2005. Our next NYSE certification is due in May 2006.

Management's report on internal control over financial reporting.

We are responsible for establishing and maintaining adequate internal control over our financial reporting. To assess the effectiveness of that control, we use criteria established in *Internal Control – Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. As of December 31, 2005, we concluded that our internal control over financial reporting is effective. KPMG has issued an attestation report on our assessment of our internal control over financial reporting, which appears on page 91 of this report.

Ted T. Cecala
Chairman and
Chief Executive Officer

Robert V.A. Harra Jr.
President and
Chief Operating Officer

David R. Gibson
Chief Financial Officer and
Executive Vice President, Finance

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Wilmington Trust Corporation:

We have audited the accompanying consolidated statements of condition of Wilmington Trust Corporation and subsidiaries (the Corporation) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Trust Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal controls over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Wilmington Trust Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that Wilmington Trust Corporation and subsidiaries (the Corporation) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Corporation as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 22, 2006, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 22, 2006

BOARD OF DIRECTORS

CAROLYN S. BURGER[2,3]
Former President and Chief Executive Officer, Bell Atlantic – Delaware, Inc; Former Principal, CB Associates, Inc.

TED T. CECALA
Chairman of the Board and Chief Executive Officer, Wilmington Trust Corporation; Member, Board of Managers, Cramer Rosenthal McGlynn, LLC and Roxbury Capital Management, LLC

RICHARD R. COLLINS[1]
Retired, Chief Executive Officer, and Chief Operating Officer, American Life Insurance Company

CHARLES S. CROMPTON JR., ESQUIRE[1]
Of Counsel, Law Firm of Potter, Anderson and Corroon, LLP

R. KEITH ELLIOTT[1*,3]
Retired Director, Chairman, and CEO, Hercules Incorporated;
Lead Director, Checkpoint Systems, Inc.; Director, QSGI, Inc.; and Trustee of the Institute for Defense Analyses

ROBERT V. A. HARRA JR.
President and Chief Operating Officer, Wilmington Trust Corporation

GAILEN KRUG[3]
Chief Investment Officer and Vice President, Waycrosse, Inc.

REX L. MEARS[1,2]
President, Ray S. Mears and Sons, Inc.

HUGH E. MILLER[2,3*]
Retired Vice Chairman, ICI Americas Incorporated; Chairman of the Board, MGI PHARMA, Inc.

STACEY J. MOBLEY
Senior Vice President, General Counsel, and Chief Administrative Officer, E. I. du Pont de Nemours and Company

DR. DAVID P. ROSELLE[2*,3]
President, University of Delaware

H. RODNEY SHARP III[2]
Retired Manager, E. I. du Pont de Nemours and Company;
Director, E. I. du Pont de Nemours and Company

THOMAS P. SWEENEY, ESQUIRE
Attorney, Member, Law Firm of Richards, Layton and Finger, P.A.

ROBERT W. TUNNELL JR.[1]
Managing Partner, Tunnell Companies, L.P.

SUSAN D. WHITING
President and Chief Executive Officer, Nielsen Media Research, and Executive Vice President, VNU Media Measurement & Information

WALTER D. MERTZ
(Associate Director of Wilmington Trust Company)
Retired Senior Vice President, Wilmington Trust Company

Standing Committees of the Board

[1] Audit Committee
[2] Compensation Committee
[3] Nominating and Corporate Governance Committee
** Denotes committee chair*

WILMINGTON TRUST PRINCIPAL OFFICERS

TED T. CECALA
Chairman of the Board and Chief Executive Officer

ROBERT V.A. HARRA JR.
President and Chief Operating Officer

WILLIAM J. FARRELL II
Executive Vice President, Corporate Client Services

DAVID R. GIBSON
Chief Financial Officer and Executive Vice President, Finance

RODNEY P. WOOD
Executive Vice President, Wealth Advisory Services

MICHAEL A. DIGREGORIO
Senior Vice President, Secretary, and Chief Counsel

GERALD F. SOPP
Vice President and Controller

RONALD K. PENDLETON
Auditor

REGIONAL PRESIDENTS

PHILIP P. CAVE
Georgia

MARK A. GRAHAM
Pennsylvania

PETER E. "TONY" GUERNSEY JR.
Northeastern United States

MARTIN MCDERMOTT
CEO and Managing Director, Wilmington Trust SP Services (London) Limited

GREGORY F. SANFORD
Western United States

KEMP C. STICKNEY
Florida

STOCKHOLDER INFORMATION

STOCK PERFORMANCE AND PER-SHARE DIVIDENDS PAID

	2005			2004			2003		
Quarter	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
First	$36.26	$33.40	$0.285	$38.80	$35.42	$0.270	$33.61	$26.00	$0.255
Second	36.49	33.01	0.300	38.26	34.21	0.285	30.55	26.50	0.270
Third	39.36	35.35	0.300	37.54	34.31	0.285	32.78	29.03	0.270
Fourth	40.96	34.65	0.300	35.69	33.64	0.285	36.47	30.80	0.270
Total	$40.96	$33.01	$1.185	$38.80	$33.64	$1.125	$36.47	$26.00	$1.065
Dividend payout ratio	–	–	46.4%	–	–	52.8%	–	–	52.2%

PER-SHARE PRICE AND BOOK VALUE

	2005		2004		2003	
At quarter end	Closing price	Book value	Closing price	Book value	Closing price	Book value
First	$35.10	$13.49	$37.37	$12.59	$27.80	$11.49
Second	$36.01	$14.01	$37.22	$12.45	$29.35	$11.85
Third	$36.45	$14.28	$36.21	$13.22	$30.76	$11.87
Fourth	$38.91	$14.92	$36.15	$13.43	$36.00	$12.18

STATISTICAL INFORMATION

At year-end	2005	2004	2003
Shareholders of record (approximate)	8,180	8,499	8,666
Diluted shares outstanding (average)	68,570,161	67,755,180	66,535,859
Diluted shares outstanding (period end)	67,903,279	67,405,422	66,063,332
Market capitalization	$2.64 billion	$2.44 billion	$2.38 billion

Stock market listing

Stock trading symbol: WL
Stock exchange listing: New York Stock Exchange (NYSE)

Our common stock has been traded on the NYSE since January 12, 1999. Before then, our common stock was traded on the NASDAQ Stock Market® under the symbol WILM.

About our dividend

We generally declare dividends in the first month of each quarter to stockholders of record as of the first business day in February, May, August, and November. Dividend payment dates usually occur 10 business days after the record date.

We have paid cash dividends on our common stock since 1908; paid quarterly dividends every year since 1916; and increased the cash dividend every year since 1982. According to Mergent, Inc.'s *Dividend Achievers* (winter 2006 edition), only 118 of the more than 10,000 dividend-paying companies that trade on North American exchanges have raised their dividends for 24 or more consecutive years.

Annual meeting

Our annual meeting of stockholders will be held on Thursday, April 20, 2006, at 10:00 a.m. (Eastern) at the Wilmington Trust Plaza, 301 West 11th Street (between Washington and West Streets), in downtown Wilmington, Delaware.

Inquiries regarding stock holdings

Registered shareholders (owners who hold shares in their name) should direct communications concerning stockholder records, statements, dividend payments, stock transfers, address changes, lost certificates, duplicate mailings, direct deposit of cash dividend payments, and other administrative services to our stock transfer agent, dividend reinvestment and disbursing agent, and registrar of stock:

Wells Fargo Bank, N.A.
Telephone: 800.999.9867
www.wellsfargo.com/com/shareowner_services

Mailing Address
Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164

Street Address
Wells Fargo
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Beneficial shareholders (owners who hold shares in the name of a broker or brokerage house) should direct communications on all administrative matters to the broker.

Dividend reinvestment and voluntary stock purchase plan

Stockholders may purchase additional shares of our common stock by having their regular quarterly cash dividends automatically reinvested, and/or by making voluntary cash payments. We pay all commissions and fees connected with the purchase and safekeeping of shares acquired under this plan. For details of the plan, please contact the stock transfer agent.

We do not offer a direct stock purchase plan.

Additional information

Our *2005 Annual Report on Form 10-K* has been filed separately with the Securities and Exchange Commission (SEC). That document, quarterly earnings releases, other reports filed with the SEC, corporate news, and other company information are available at wilmingtontrust.com, or by contacting Investor Relations at 302.651.8107 or IR@wilmingtontrust.com.

How to contact us

If you have questions about Wilmington Trust's financial performance, please contact:

Ellen J. Roberts
Vice President
Investor Relations
302.651.8069

Members of the news media should direct inquiries to:

J. William Benintende
Vice President
Public Relations
302.651.8268

To comment on Wilmington Trust's accounting, internal accounting controls, auditing matters, or other concerns to the Board of Directors or the Audit Committee, or to report ethical violations or other incidents of misconduct to an independent third party, contact Ethicspoint® at 866.ETHICSP (866.384.4277) or ethicspoint.com.

Corporate headquarters

Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
302.651.1000

www.wilmingtontrust.com

Independent Registered Public Accounting Firm

KPMG LLP
1601 Market Street
Philadelphia, PA 19103
267.256.7000

PRINCIPAL OPERATING SUBSIDIARIES

Wilmington Trust Company
Wilmington Trust FSB
Wilmington Trust of Pennsylvania
Rodney Square Management Corporation
Wilmington Brokerage Services Company
Wilmington Trust SP Services, Inc.
Wilmington Trust SP Services (Nevada), Inc.
Wilmington Trust Investment Management, LLC
Grant Tani Barash & Altman, LLC
Wilmington Trust SP Services (South Carolina), Inc.
Wilmington Trust SP Services (Vermont), Inc.
Wilmington Trust SP Services (London) Limited
Wilmington Trust (Cayman), Ltd.
Wilmington Trust (Channel Islands), Ltd.

Design and financial simplification: Addison, NYC www.addison.com

CORPORATE HEADQUARTERS

CALIFORNIA
BEVERLY HILLS

COSTA MESA

LOS ANGELES

DELAWARE

FLORIDA
NORTH PALM BEACH

PALM BEACH

STUART

VERO BEACH

GEORGIA
ATLANTA

MARYLAND
BALTIMORE

BEL AIR

NEVADA
LAS VEGAS

NEW JERSEY
MT. LAUREL

NEW YORK
MANHATTAN

PENNSYLVANIA
DOYLESTOWN

PHILADELPHIA

VILLANOVA

WEST CHESTER

SOUTH CAROLINA
CHARLESTON

VERMONT
BURLINGTON

INTERNATIONAL
CAYMAN ISLANDS

CHANNEL ISLANDS

DUBLIN

LONDON